127

07023439

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BBA Aviation plc

*CURRENT ADDRESS 20 Balderton Street
London W1K 6TL
UK

PROCESSED
MAY 15 2007
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35084 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [illegible]

DAT : 5/10/07



You are a private pilot. You've been at the controls of a Dallas-bound Lear jet for several hours. Storm systems forced a series of altitude changes. You are tired and looking forward to two things: rest and the welcome you'll get from Sandy Henley. She'll guide the jet expertly to a standstill and move your passengers across the airfield with the same care you placed in touching down. Then she'll ensure that security checks on baggage are thorough and fast. And before you get a chance to ask, she'll have told you the result of the Yankees game. Sandy is your air concierge.

Read and see more on page 4

Contents

1 Financial Highlights
2 Executive Chairman's Statement
7 Directors' Report
- Overview
- Board of Directors
- Business Review
  - Marketplace
  - Performance
  - Financial Matters
  - Corporate Social Responsibility
- Additional Disclosures
38 Directors' Corporate Governance Report
47 Directors' Remuneration Report
59 Independent Auditors' Report
60 Consolidated Income Statement
61 Consolidated Balance Sheet
62 Consolidated Cash Flow Statement
63 Consolidated Statement of Recognised Income and Expense
64 Accounting Policies
68 Notes to the Consolidated Financial Statements
93 Independent Auditors' Report
94 Company Balance Sheet
95 Accounting Policies
96 Notes to the Company Financial Statements
102 Principal Subsidiary Undertakings
103 Five Year Summary
104 Shareholder Information

We are a world leader in the provision of services to the Business and Commercial aviation markets. In addition to facts and figures, we have prepared a set of pictures and stories to bring BBA Aviation's year to life.

Our year in stories


4 Signature Business Flight Support


12 Flight Support


16 ASIG Ground Flight Support


21 Dallas Airmotive Engine Overhaul and Repairs


27 APPH Landing Gear and Hydraulics

Financial Highlights

Revenue	Underlying operating profit*
£950.1m	£102.8m

£m (other than percentage and per share amounts in pence)	2006	2005	change
Revenue			
Continuing operations	950.1	875.1	9%
Underlying operating profit*			
Continuing operations	102.8	83.0	24%
Operating profit from continuing operations	94.8	59.2	60%
Underlying operating margin			
Continuing operations	10.8%	9.5%	
Net interest	(24.6)	(20.9)	
Underlying profit before tax from continuing operations	78.2	62.1	26%
Restructuring costs, amortisation of acquired intangibles and non-recurring items	(8.0)	(23.8)	
Profit before tax from continuing operations	70.2	38.3	83%
(Loss)/profit after tax from discontinued operations	(76.2)	22.6	
Profit on disposal after tax	16.5	21.5	
(Loss)/profit for the period	(10.2)	75.3	(114)%
Earnings per ordinary share			
Basic			
Continuing and discontinued operations:			
Adjusted†	14.9p	18.4p	(19)%
Unadjusted	(2.2)p	15.9p	(114)%
Continuing operations:			
Adjusted†	11.4p	9.8p	16%
Unadjusted	10.3p	6.6p	56%
Diluted			
Continuing and discontinued operations:			
Adjusted†	14.9p	18.2p	(18)%
Unadjusted	(2.1)p	15.8p	(113)%
Continuing operations:			
Adjusted†	11.4p	9.7p	18%
Unadjusted	10.3p	6.5p	58%
Dividends per ordinary share	8.5p	11.8p	(28)%
Cash generated by operations	128.3	183.7	(30)%
Free cash inflow**	3.1	86.3	(96)%
Net debt	356.9	527.1	
Gearing (net debt to shareholders' funds)	111%	72%	
Interest cover***	4.2x	4.0x	

* operating profit from continuing operations before restructuring costs, amortisation of acquired intangibles and non-recurring items
** cash generated by operations plus dividends from associates, less tax, interest, preference dividends and net capital expenditure
*** underlying operating profit divided by the net interest charge
† earnings per share before restructuring costs, amortisation of acquired intangibles and non-recurring items
The definitions as outlined above are consistently applied throughout the annual report.

Executive Chairman's Statement

2006 was a pivotal year for BBA Aviation



We completed the demerger of Fiberweb in November, and as a result have become a focused Aviation Services company concentrating principally on the Business Aviation market. As a result of the separation of the businesses we have renamed ourselves BBA Aviation plc. The Fiberweb and Aviation businesses are now better placed to pursue their individual strategies and operational development as separate organisations. The share prices of both companies have responded well since the demerger and we wish our former colleagues in Fiberweb every good fortune in the future.

Results

The results for our Aviation businesses in 2006 show good progress over the prior year with sales of our continuing operations up 9% to £950.1 million (2005: £875.1 million) and underlying operating profit up 24% to £102.8 million (2005: £83.0 million). Statutory operating profit increased to £94.8 million (2005: £59.2 million). Our profit before tax rose to £70.2 million (2005: £38.3 million) and there was a loss in the period of £10.2 million (2005: profit £75.3 million) *inclusive of a loss on discontinued operations of* £76.2 million after absorbing restructuring costs and non-recurring items associated with the demerger of Fiberweb of £118.6 million. We continued to invest in our Aviation businesses with £50 million being spent on acquisitions and £47 million on capital for internal projects. We raised £28 million by selling Becorit, our rail friction business based in Germany.

Dividend

As part of the demerger process the Board considered its future policy in respect of the dividend payments that it makes to its shareholders. The Board had regard to the level of dividend cover, the investment opportunities and the overall indebtedness of the Group. As a result of the review, the Board decided that it was appropriate to rebase future dividend payments and this was announced with our half-year results at the end of August. We maintained the interim dividend at 3.5p and this was paid on 3 November. The Board is now recommending a final dividend payment of 5.0p (2005: 8.3p) bringing the total dividend for the year to 8.5p (2005: 11.8p). The rebased total dividend for the year is 7.1p.

Board and People

We are continuing with the search for a new Chief Executive and once one has been appointed I will become non-executive Chairman. We are working hard to ensure that we appoint the right person to undertake this key role. We are hopeful that the appointment will be completed in the next few months.

Our previous Chairman, Roberto Quarta, stepped down on 17 January 2007 and this brought to an end a 13-year association with the Company, first as CEO and since 2001 as Chairman. Roberto played a major role in the development of the Company and I would like to thank him for his significant contribution to BBA.

There have been a number of other changes to the Board during the year. Richard Stillwell resigned at the end of October and joined the Fiberweb board just before the demerger. Richard spearheaded our efforts on CSR and was also Chairman of the Remuneration Committee. We thank him for all his efforts over the last eight years and wish him all the best for the future. Nick Land, previously Chairman of Ernst & Young LLP, joined the Board on 1 August and Mark Harper, CEO of Filtrona plc, joined on 1 December. Subsequently, Hansel Tookes became a non-executive director on 19 February 2007. Nick, Mark and Hansel bring considerable experience to our Board and we look forward to working with them in the years ahead. David Rough, who has served as a non-executive director since 1998, will retire from the Board at the AGM on 26 April 2007. He will be succeeded as Senior Independent Director by John Roques and as Chairman of the Remuneration Committee by Mark Harper, who will also assume responsibility for CSR matters. Nick Land will assume the chairmanship of the Audit Committee from John Roques on 1 March 2007. Bob Phillips, who has been on the Board since 2000, is also due to retire at the next AGM. We thank both David Rough and Bob Phillips for their contribution.

In this report you will see what our people do on a daily basis to deliver services to our customers. We are very appreciative of the hard work of all of our employees who contribute so much to the success of BBA Aviation.

Corporate Social Responsibility

As BBA Aviation strives to meet the ever-increasing expectations of our stakeholders, we are mindful of balancing our efforts to meet those expectations with our commitment to the fundamentals of Corporate Social Responsibility (CSR). Satisfying the highest ethical standards, compliance with the law, exercising appropriate sensitivity to the needs of our employees, the communities in which we work, and the environment must be integrated with our business goals in a complementary manner. This balance cannot be achieved unless all of our employees are engaged in this effort.

We have continued to gauge the progress of our CSR programme by participation in the annual Business in the Community Corporate Responsibility Index. Our index score for 2005 showed continued year-to-year improvement. In November 2006 we again completed the Index survey and look forward to receiving Business in the Community's results and business rankings in 2007.

During 2006 we made considerable progress towards improving the safety performance of our member companies. Two significant landmarks are worthy of note. For 2006 we recorded a Company-wide Recordable Incident rate which met the target we set at the start of the year and represented the lowest annual Rate for our current portfolio of aviation businesses since we first started to compile such statistics some five years ago. In addition, our Company-wide accident Severity Index was markedly better than in 2005, exceeding like calculations in any prior year. While these are encouraging results, we realise that much work lies ahead. Our goal is to achieve an industry leadership role in safety practices and performance. As the safety improvement programmes that are now embedded in our aviation service businesses continue to mature, we anticipate further improvement in the months and years to come.

Outlook

The business aviation market is strong, underpinned by increased OEM backlogs for business jets, the *continued success of the fractional operators and* the anticipated introduction of Very Light Jets (VLJs) during 2007. With our market-leading portfolio of businesses we are well positioned to exploit this strength and also to play our part in continuing to consolidate what remains a largely fragmented market. With an increased order backlog and an encouraging start to the year we expect to make further progress on a constant currency basis in 2007.



Michael Harper
Executive Chairman


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AIRCRAFT CLEANING SUPPLIES

Signature Flight Support—The fine art of second-guessing

Service is all about anticipation. Anticipation is born of experience. Sandy Henley has worked in aviation since the 1960s. The years have brought her calmness and the ability to second-guess the needs of pilots and passengers alike.

Whether she's guiding a plane to its hangar, shooting the breeze with an engineer or driving a pilot to their favourite room at the Hilton, she effortlessly smoothes your journey through the airport. Mislaid cell-phones find their way back to their owners, favourite sandwiches appear from nowhere. And when a passenger finds a copy of Newsweek, as well as the Wall Street Journal stowed in front of the seat for the return journey, it'll be because Sandy's done her research.





Counterclockwise from above:
Going over details with the flight crew, a very personal service, driving a pilot to the Hilton for some sleep, a welcoming face on the runway.





Directors' Report
Business Review—Overview

Our businesses

We principally focus on:

- Providing flight support to business and commercial aircraft at almost 150 locations worldwide
- Overhauling turbine engines together with the supply and repair of related components
- Licensing components from OEMs and assuming responsibility for their support in the Aftermarket
- Designing, manufacturing and repairing of aircraft landing gear and hydraulic systems
- Training pilots and the provision of other services at Oxford Airport

Total sales £950.1m

Flight support	Aftermarket services & systems
59%	41%
£556.4m	£393.7m
Signature £361.0m ASIG £195.4m	Engine Repair £260.4m Component Repair £45.7m Landing Gear £56.1m Oxford £31.5m

Industry acronyms

ACJ	Airbus Corporate Jetliner
AWARS	Authorised Warranty and Repair Station
APUs	Auxilliary Power Units
BBJ	Boeing Business Jet
CRO	Component Repair and Overhaul
CZI	Core Zone Inspection
ERO	*Engine Repair and Overhaul*
FBO	Fixed Base Operation
GSE	Ground Support Equipment
ILS	Instrument Landing System
ITS	International Turbine Services
OAT	Oxford Aviation Training
OEM	Original Equipment Manufacturer
RTC	Regional Turbine Centres
VLJ	Very Light Jet

Board of Directors


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1. Michael Harper (62)
Executive Chairman
He was appointed to the Board in February 2005 as a non-executive Director, becoming interim CEO in February 2006. He temporarily assumed the role of Executive Chairman with effect from 17 January 2007 and on the appointment of a new CEO he will become non-executive Chairman. An engineer by training, he was a director of Williams plc and on the demerger in 2000 became Chief Executive of Kidde plc. He is Chairman of Vitec Group plc and a non-executive director of Umeco plc, Ricardo plc and Catlin Group Limited.

2. Andrew Wood (55)
Group Finance Director
He was appointed to the Board as Group Finance Director in January 2001. A chartered management accountant, he was formerly Group Finance Director of Racal Electronics plc.

3. Bruce Van Allen (51)
President Flight Support
He was appointed to the Board in May 2002. He joined Signature in 1993 and has held various posts since that date, including most recently, CEO of BBA Aviation North America.

4. Mark Harper (50)
Non-executive Director
He was appointed to the Board in December 2006. He is Chief Executive of Filtrona plc, the international speciality plastic and fibre products supplier which demerged from Bunzl plc in June 2005. He joined Bunzl in 1986 where he held a number of general management positions. He is BBA's CSR Responsible Director and will become the Chairman of the Remuneration Committee on David Rough's retirement from the Board at the AGM on 26 April 2007.

5. Nick Land (59)
Non-executive Director
He was appointed to the Board in August 2006. He was formerly Chairman of Ernst & Young LLP and a member of the Global Executive Board of Ernst & Young, positions which he held from 1995 to 2006. He is now a non-executive director of Royal Dutch Shell plc, Vodafone Group Plc and Ashmore Group plc. He also sits on the Cambridge Judge Business School's Advisory Board and the Finance and Audit Committees of the National Gallery and is chairman of the Practice Advisory Board of the Institute of Chartered Accountants of England and Wales. He will become Chairman of the Audit Committee on 1 March 2007.

6. Bob Phillips (67)
Non-executive Director
He was appointed to the Board in May 2000. He is a managing director of The Clarecastle Group, a New York marketing firm. He is also a Senior Advisor at Peter J. Solomon Company, a New York independent investment advisory firm. He was a board director of Unilever plc and Chairman of Unilever's North American Committee, positions from which he retired in May 2000. He will retire from the Board at the AGM.

7. John Roques (68)
Non-executive Director, Chairman, Audit Committee
He was appointed to the Board in January 1999. He is a non-executive director of Premier Farnell plc and Henderson Group plc. He was formerly a partner at Deloitte & Touche, retiring in 1999 as Senior Partner. He will step down as Chairman of the Audit Committee on 1 March 2007 and become the Senior Independent Director on David Rough's retirement from the Board at the AGM on 26 April 2007.

8. David Rough (56)
Non-executive Director, Senior Independent Director, Chairman, Remuneration Committee
He was appointed to the Board in March 1998. He is a non-executive director and Deputy Chairman of Xstrata Group plc and also a non-executive director of Emap plc, Land Securities plc, Mithras Trust and Brown, Shipley & Co. Ltd. For ten years, until December 2001, he was Group Director, Investments at Legal & General plc. He will retire from the Board at the AGM on 26 April 2007.

9. Hansel Tookes (59)
Non-executive Director
He was appointed to the Board in February 2007. He is a non-executive director of Corning, Inc., FPL Group, Inc., Harris Corporation and Ryder System, Inc. For nearly twenty years, he held various positions at United Technologies Group including as President, Large Military Engines Group, Pratt & Whitney. He retired in 2002 from Raytheon, Inc., where he had formerly been Chairman and CEO of Raytheon Aircraft Group.

Executive Management Committee

1. Michael Harper
Executive Chairman

2. Andrew Wood
Group Finance Director

3. Gary Fisher
Group HR Director

4. Gregory Murrer
General Counsel

5. Sarah Shaw
Group Secretary

6. David Stanton
Corporate Development Director

7. Bruce Van Allen
President, Flight Support

8. Hugh McElroy
President, Engine Repair and Overhaul

9. Jim Gerwien
President, Components Repair and Overhaul

10. Dave Haslam
Managing Director, APPH Group


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Directors' Report
Business Review—Marketplace

Sales by market

BBA Aviation principally provides services to the Business and General Aviation market with nearly two thirds of our sales in this sector. We also service the Commercial Aviation market, principally flight support, and have a limited *presence in the military market.*

BBA Aviation plc



Commercial aviation 30%
Military 5%
Business aviation 65%



Flight support
Commercial aviation 35%
Business aviation 65%
Aftermarket services & systems
Commercial aviation 22%
Military 12%
Business aviation 66%

Business and General Aviation

Despite historically high crude oil costs and a related rise in average retail Jet fuel prices to more than $5.00 per gallon, Business Aviation continued to experience robust growth in 2006. Following a temporary softening in flying hours in early 2006 as retail fuel prices peaked, business aircraft utilisation recovered and remained strong for the balance of the year. We anticipate organic expansion of flying activity of around 5% to 6% per annum in the short to medium term.

An industry record of over 1,000 turbine powered business aircraft were delivered during the year and forward-looking forecasts from leading OEMs (Honeywell/Rolls-Royce) project more than 12,000 new business jets will enter service globally over the next 10 years. Demand will be driven by the continued growth of traditional corporate flight departments and fractional operations, the popularity and accessibility of jet card programmes, the strong interest in the new class of very light jet aircraft (VLJ's) and the potential impact of security issues on the commercial airlines.

Worldwide Fixed Wing Turbine – Powered Business Aircraft*

	Jets	Turboprops	Total	%
North America	11,274	8,086	19,360	66%
Europe	1,804	962	2,766	10%
South America	570	1,104	1,674	6%
Asia	519	451	970	3%
Africa	260	536	796	3%
Australia/Oceania	116	270	386	1%
(Region unknown)	1,309	1,873	3,182	11%
Total	15,852	13,282	29,134	100%

* BBJ and ACJ included; excludes other executive-configured airliners.
Source: Avdata/JetNet, 18-11-06

VLJ's will start to enter the market during 2007. These jets typically weigh less than 10,000 pounds, carry three to four passengers and have a range of between 1,100 and 1,300 *nautical miles. The cost of these aircraft starts at $1.5 million* and there are currently approximately 3,500 on order with the market leader being Eclipse which has an orderbook for some 2,500 aircraft of which 500 are expected to be delivered during 2007. Other key suppliers to this market are Adams, Cessna, Embraer and Honda. This is clearly another important and positive trend that will provide significant impetus to the overall growth of the business aviation market.

Signature, our business and general aviation flight support business, has experienced a significant increase in competition for the acquisition of other locations due to the recent strong interest that private equity companies and other organisations have shown in investing in "infrastructure" assets. Despite this recent development *we believe that we can continue to develop our leading* network by acquisition, particularly of smaller chains and individual locations in the USA. We will also continue our expansion in Europe and the rest of the world where, to date, competition for these assets has been less intense.

Overall the business aviation market remains highly fragmented and we will play our part in its continued consolidation.

The growing Business Aviation market



Hours flown
Compound Annual Growth Rate 5%
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

Source: FAA Aerospace Forecast 2006-07

Flight Support–Expecting the unexpected

Early February in Dallas, a snowstorm sweeps in from the north. Ice and aircraft are a bad combination: even a thin coating can disrupt airflow, prevent easy movement of the flaps and cause an aeroplane to stall. On receipt of a pilot's request the de-icer has a narrow window of time in which to blast the heated glycol-based fluid onto wings and fuselage, to remove existing ice and coat the plane with an ice-suppressant.



'Accuracy is crucial: the direct force of the pressurised solution could damage electronics embedded in the nose cone and windscreen. You have to know your 'planes and you have to let gravity do some of the work for you.' – Cliff Monroe


102

Commercial Aviation

The Commercial Flight Support market overcame the effect of historically high fuel prices to continue its steady recovery with several major carriers emerging from bankruptcy protection and others positioning to consolidate, refocus and grow operations. As a result the pricing environment has become marginally more favourable although the market remains highly competitive.

The trend for the major carriers to outsource fuelling and ground handling services has continued for the last two years. North American carriers are seeking to reduce operating costs further and this has created new outsourcing opportunities for ASIG in higher skill/higher margin activities such as ground support equipment maintenance (GSE). Airport authorities are now following these trends with outsourcing of facility and mechanical maintenance contracts.

We expect this market to grow at around 5% per annum in the short to medium term.

Will we be successful in these markets?

BBA Aviation is ideally placed to exploit these attractive market opportunities:

- We are the market leader in a number of markets in which we operate
  - Signature is the world's leading FBO network with 81 worldwide locations
  - ASIG is the largest independent refueller in the USA and the UK and number two globally
  - The ERO business has market leading positions on a number of the programmes in which it participates
  - We dominate engine parts distribution on a number of product lines and have the largest portfolio of parts under licence from the OEMs
- There are significant barriers to entry
  - The average lease term of our FBO network in the USA is 16 years
  - We are authorised by the OEMs for Engine overhauls on 80% of business and general aviation engines now in service
  - We license from OEMs over 3,500 parts and assemblies
- We have a successful record of acquiring and integrating new businesses. In the last five years BBA Aviation has spent over £200 million on 25 businesses. The markets in which we operate are highly fragmented and ripe for further consolidation
- We have a management team with many years experience in the industry.

Strategy

Our strategy is to maintain a balanced portfolio of aviation services and aftermarket businesses which have clear barriers to entry, a focus on the business and general aviation sector, producing above average growth rates and attractive financial returns. The key elements of this strategy are to:

- Develop and expand flight support locations and services globally
- Secure new aftermarket licences from OEMs
- Expand component and repair capability to support ERO, landing gear and licensing opportunities
- Target new OEM authorisations for ERO and increase margins by continuing to improve productivity
- Fully exploit the synergies across our businesses
- Continuously improve operational performance and productivity

Principal Risks and Uncertainties

BBA Aviation is ultimately exposed to the amount of flying activity undertaken principally by business and general aviation aircraft and to a lesser extent by commercial and military aircraft. The number of hours flown directly impacts our flight support organisation but also over the longer term our aftermarket services businesses. The key risks that impact the level of flying activity are:

- Terrorist attacks and threats of attacks together with recent international conflicts have impacted regional and international air travel. There can be no absolute assurance that we will avoid adverse consequences of any future attacks or threats, notwithstanding the preventative measures that we undertake in co-operation with airport authorities and other government agencies
- A return to $80 per barrel for crude and a corresponding rise in jet fuel prices for a prolonged period could again slow flying hours
- General economic conditions and business and consumer confidence also impact the overall level of activity in our markets

The Group has significant operations in the USA with approximately 60% of pre tax profits being denominated in US dollars. Although we are seeking to expand our operations in Europe and the rest of the world the reality is that 66% of all business and general aviation aircraft are located in North America and it will remain the dominant market in the years ahead. Consequently our financial performance in sterling terms is subject to the effects of fluctuations in foreign exchange rates, in particular the rate of exchange between US dollar and sterling.

The Group has a number of contingent liabilities that might impact its future performance. These are analysed in note 28 to the Consolidated Financial Statements.

Retaining our key management is of critical importance to the Group. To aid this, work is in hand to improve our performance and talent management processes and give sharper focus to our overall compensation and benefits offering to these people.

Business Review
Performance

Group

Revenue from continuing operations increased by 9% to £950.1 million with organic growth of 6%.

Underlying operating profit increased 24% to £102.8 million with a particularly strong performance from our Aftermarket Services and Systems businesses, which were the main driver behind the significant improvement in operating margins which increased to 10.8% (2005: 9.5%).

Statutory operating profit increased 60% to £94.8 million as a result of the increased underlying profit and a reduction in restructuring costs and non-recurring items for continuing operations. Restructuring costs, amortisation of acquired intangibles and non-recurring items were £8.0 million in 2006 compared to £23.8 million in 2005, with the prior year mostly relating to the closure of Millville.

Profit before tax increased to £70.2 million from £38.3 million.

Adjusted earnings per share were 11.4p (2005: 9.8p). Assuming that the interest benefit from the debt transferred to Fiberweb had been received from 1 January 2006 and the reduced consolidated number of shares at 31 December 2006 were used in the calculation, adjusted earnings per share would have been 14.6p.

There was a significant after tax loss for discontinued operations of £76.2 million. This includes the results of Fiberweb until the date of demerger on 17 November and the results of Becorit until its sale on 1 December. An analysis of these results is shown on the table in the financial section of this report below and includes the costs of the demerger, restructuring charges and asset impairment adjustments associated with the demerger of Fiberweb, as disclosed in the information sent to shareholders prior the demerger being completed.

There was an overall loss in the period of £10.2 million (2005: profit £75.3 million) due to the losses associated with the demerger of Fiberweb.

Cash flow from operating activities was £118.8 million, significantly lower than the prior year of £174.0 million due to the lower underlying operating profits from Fiberweb and the cash costs of the demerger and associated restructuring initiatives. There was a free cash inflow of £3.1 million compared to £86.3 million in 2005 which reflected the higher capital expenditure of £91.8 million (2005: £73.3 million) together with the lower cash flow from operating activities. Assuming that Fiberweb had been demerged on 1 January 2006, free cash flow for the continuing businesses would have been approximately £55.0 million. The Group invested £49.6 million on Aviation acquisitions during the period (2005: £28.0 million) to enter the components licensing market, expand our business aviation network and add to our portfolio of landing gear businesses. The Group also raised £27.8 million from disposing of Becorit, the rail friction business based in Germany.

Net debt was £356.9 million, significantly lower than at the end of 2005 (£527.1 million). The lower debt resulted from the transfer of £173.1 million of debt to Fiberweb prior to its demerger and the balance to the impact of exchange rates on the translation of our dollar debt which reduced net debt by £77.1 million. This was offset by a net cash outflow of £76.1 million in the period.


LSG
Sky C

ASIG—Looking after number one

The great bulk of a Virgin Airlines A340-600 rests on the tarmac at Heathrow, its engines still warm from the incoming flight. In less than 90 minutes the plane and its passengers will begin their onward journey to the Far East. Baggage handlers, caterers, cleaners, fuel trucks and engineers are already buzzing around its wings and fuselage.

Ted Heath mans and operates an ASIG re-fuelling truck. Timing and precision are his watchwords – "Driving airside is a whole different ball game; you need to have complete control of your speed at all times, signage is unlike anything you've ever seen on the road and the vehicles you drive are unconventional". Ted is a highly specialised operator, specifically trained and certified to re-fuel the A340-600 and a range of Boeing aircraft. The equipment he uses is perfectly engineered: the A340-600 has a tank capacity of more than 50,000 gallons and not a drop of it will fall on his gloves.





Above: Pipelines bring fuel from Fawley, near Southampton to tanks on the airport's perimeter. A further network of pipes carries it to airfield hubs. Its final few metres, however, are Ted's province. Left: A four-bolt flap covers the fuel inlet and restores the wing's aerodynamic form.

Flight Support

Flight Support–Financial Summary

	2006 £m	2005 £m	Inc/(Dec) %
Sales	556.4	514.4	8.2%
Organic growth %	2%	3%	
Underlying operating profit	65.5	60.3	8.6%
Operating profit %	11.8%	11.7%	
Operating cash flow	56.3	61.7	(8.8)%
Cash conversion %	89%	111%	
ROIC %†	13.2%	12.5%	

Flight Support operations showed good progress overall with sales and operating profits well ahead of the prior year. Total sales grew to £556.4m, an 8% increase over 2005. Organic growth was 2%, which was impacted by the poor de-icing seasons at the start and end of the year. Underlying operating profits increased by 9% to £65.5m and operating margins were maintained at 11.8% (11.7%) despite the higher cost of fuel which effectively reduced margins by 0.4%. Strong operating cash flow of £56.3 million was generated and 89% of operating profit was converted into cash. The return on invested capital improved over the year to 13.2% (12.5%).

Signature

Signature–Sales

	2006 £m	2005 £m	Inc/(Dec) %
USA	291.1	267.6	8.8%
Europe & ROW	69.9	48.8	43.2%
Total	361.0	316.4	14.1%

Revenue increased by 14.1% to £361.0 million (2005: £316.4 million). Exchange rates reduced the sales growth rate by almost 1%. Organic growth was 3% with the balance being accounted for by higher fuel prices 6% and acquisitions 4%. We continued to see good growth in fuel volumes from fractional operators with increases of almost 10% in the year. Fractional operators continue to expand their share of our total business and now account for nearly 30% of total revenue. Our non-fractional markets showed no growth over the year but finished the year strongly with growth in the last quarter of approximately 7% compared to the last quarter of 2005.

Throughout the year, Signature continued to invest in improving the quality and capacity of its FBOs to support the growing demand for business jet facilities, ramp and hangar space. New facilities were completed at Indianapolis and Chicago (Palwaukee) and work began in July on a new £5 million state of the art terminal and GSE maintenance facility at Boston Logan International Airport as part of Signature's recent award of a 10 year lease extension at the airport.

The acquisition of the former Millionair FBO at Thermal, California, a major resort destination for business jet operators near Palm Springs; the former Air 1 FBO at St. Petersburg, Florida; and Le Terminal at Paris' Le Bourget International Airport, along with the successful tender to commence FBO operations at Doncaster, UK, increased both the size and scale of Signature's leading FBO network.

In total, Signature now has 81 locations, of which 46 are in the USA covering 34 of the top 50 US Metropolitan Areas, 15 of 30 top US hub airports and 24 of the reported top 50 fractional operations airports.

Signature also introduced a series of innovative new pricing and customer loyalty programmes during 2006. These are volume-based fuel incentives designed to maximise the value of the Signature network to all levels of business jet operators. Fleet Power™, Tenant Power™ and Net Power™ were successful in adding new customers and increasing volume among Signature's existing customer base.

† Underlying operating profit as a percentage of segment assets plus goodwill previously amortised or written-off less segment liabilities.

Outlook
The surge in business jet deliveries is creating a growing demand for flight support services. Signature with its unrivalled network of quality locations, existing infrastructure and portfolio of long-term lease agreements is well positioned to take advantage of this trend.

Customer distribution



Fractional Net Revenue 28%
Non-fractional Net Revenue 72%

ASIG

ASIG–Sales

	2006 £m	2005 £m	Inc/(Dec) %
U.S.A	167.4	171.8	(2.6)%
Europe & ROW	28.0	26.2	6.9%
Total	195.4	198.0	(1.3)%

Total revenue at ASIG reduced slightly to £195.4 million (£198.0 million). This was primarily as a result of a weather related shortfall in de-icing activity, which reduced sales by approximately £7 million compared to the prior period, and impacted the organic sales growth rate by almost 4%. In addition, ASIG continued with its policy of withdrawing from uneconomic locations in Miami and Albany, which reduced revenue by a further £5 million. However, ASIG successfully introduced new higher margin services such as GSE maintenance and recorded a number of new business wins as well as being named the "Best Airport Operator" for a second consecutive year.

ASIG continued to grow its business globally. In Asia it commenced fuelling operations at Bangkok's new Suvarnabhami International Airport under a 20 year licence agreement and was immediately successful in adding new fuelling contracts with British Airways, United Airlines, Singapore Airlines and Lufthansa. ASIG also expanded its operations in Europe with the addition of fuelling services at Austria's Vienna International Airport and Durham Tees Valley Airport in the United Kingdom.

The increase in GSE maintenance was a product of a series of new business wins from a number of major airlines including Delta, USAirways, American and Jet Blue. Refuelling contracts were won with Southwest Airlines at Denver and SkyWest Airlines at Los Angeles. Our cabin cleaning business also continued to grow in 2006. ASIG was awarded a new five year agreement by British Airways to provide comprehensive cabin cleaning service at London Heathrow.

Outlook
The commercial aviation services market is expected to grow organically at circa 5% per annum whilst remaining price sensitive and competitive. We expect further consolidation in the industry, which will continue to drive outsourcing opportunities in the higher skill and higher margin areas, where ASIG is well positioned.

Sales Product Mix



GSE/Tech Services 18%
Cargo Services 6%
Ground Handling 28%
Fuel Services 48%



Dallas Airmotive—Beyond detail
It takes 45 days for a jet engine to pass through the Dallas Airmotive facility at Forest Park. For much of that time it's broken into thousands of tiny parts, each one tagged, bagged, cleaned, replaced or refurbished, checked, double-checked, triple-checked and tested.

Earl Carmichael heads Detail Inspection, examining the minutiae of each engine, assessing wear and tear and testing tolerances. He's been with Dallas Airmotive since 1964, his colleagues reckon he's a walking overhaul manual. Nothing escapes his scrutiny and more than 40 years at Forest Park have only served to fire his passion for the fine detail of engines and the continuous improvement of processes and techniques.





Above: Earl and Louis immerse themselves in the detail of a test report.
Left. Convergence—an overhauled engine reaches the end of its journey. Soon its massive roar will fill the test space.

Louis Fuentes is a rookie compared to Earl. He's only been with Dallas Airmotive since 1979. But he's cut from the same cloth and puts as much care into his role as Quality Control Inspector on the Rolls-Royce product line as he does into restoring his 1960 Thunderbird. Doris Shelton used to work with Earl in Detail Inspection but her background is military: she worked as a mechanic for the US Air Force in the Pacific Rim. She now works as a Production Control Manager supervising the mammoth mechanical journey that engines make through Forest Park, managing deadlines, sub-deadlines and a myriad of other intricacies. Every mechanic, every engine, every part that passes through Dallas Airmotive benefits from the years of experience and hard-won knowledge of engines that people such as Louis, Earl and Doris share.





Above: Customer Services Manager Jeanan Gizzi liaises with an engineer. If a $16,000 bolt needs replacing she primes the client and has its purchase approved. Left: Doris Shelton is as adept at briefing a young mechanic on a detailed task as she is at discussing the finer points of engine performance with a veteran mechanic.

Aftermarket Services and Systems

Aftermarket Services and Systems – Financial Summary

	2006 £m	2005 £m	Inc/(Dec) %
Sales	393.7	360.7	9.1%
Organic growth %	11%	1%	
Underlying operating profit	44.6	31.3	42.5%
Operating profit %	11.3%	8.7%	
Operating cash flow	39.2	16.7	134.7%
Cash conversion %	95%	104%	
ROIC %	9.0%	6.5%	

Our Aviation Services and Systems businesses recovered strongly in 2006, supported in particular by a much better performance in Engine Repair and Overhaul. Total revenue grew to £393.7 million, a 9% increase over 2005. Sales for the current year were impacted by a change to a significant contract in Europe which reduced sales by approximately £24 million compared to the prior period as the contract was ammended to a consignment basis during the year. Adjusting for this change organic growth was 11%. Operating profits increased by 43% to £44.6 million (£31.3 million) and operating margins improved significantly to 11.3% (8.7%). This was partly due to the acquisition of Ontic in February 2006 *but also to a significant improvement in engine repair* as the impact of productivity initiatives and rationalisation activities began to come through. Our return on invested capital over the year (including goodwill previously written off to reserves) also showed an improvement at 9.0% (6.5%).

Engine Repair and Overhaul

Engine Repair and Overhaul (ERO) – Sales

	2006 £m	2005 £m	Inc/(Dec) %
USA	212.2	195.3	8.7%
Europe & ROW	48.2	71.8	(32.9)%
Total	260.4	267.1	(2.5)%

Engine Repair and Overhaul (ERO) experienced a significant recovery in 2006. Organic revenue growth was 10% as our market share increased across a number of product lines. The order backlog at the end of the year was 25% higher than that in 2005 and positions ERO well for 2007.

A significant effort to increase productivity was made during the year and we delivered improvements in turn time, labour utilisation and quality. Facility rationalisations accomplished during the year brought decreased operating cost in Dallas by reducing three sites to two. A similar successful consolidation occurred through the relocation of the Bournemouth RTC to the H+S Aviation campus in Portsmouth UK reducing two sites to one. We anticipate continued improvements from these initiatives in 2007.

The recently launched capability for PW300/500 services yielded significant growth as demand for field service and "on-wing" inspections increased during the year. The mature Pratt and Whitney Canada programmes, such as JT15D, PT6 and PW100 likewise saw a rise in inputs to our heavy maintenance facilities as well as Regional Turbine Centres (RTCs). Improvements in the ALF502 programme and increase in TFE731 Core Zone Inspection (CZI) work scopes were major factors in the double-digit volume growth seen in the Honeywell programmes. The increased demand for Rolls-Royce Tay overhauls and the addition of the Tay 811-C to our product portfolio helped offset reductions associated with an ageing Rolls-Royce Spey engine market.

In addition the 2006 Rolls-Royce "Corporate-Care" agreement enabled Dallas Airmotive to increase its support of both engine and aircraft producers whose customers prefer an ongoing OEM maintenance programme.

Strong relationships with engine and airframe Original Equipment Manufacturers (OEMs) remain in the foreground of our business strategy. We have a balanced exposure to most of the main OEMs.

2006 Sales by OEM


Pratt & Whitney
39%
Other
6%
Honeywell
31%
Rolls-Royce
24%

Outlook

The Business and General Aviation market is forecasting expansion in Very Light Jets and ERO is in negotiations with a number of OEMs to become a service provider in this new market sector. The market remains highly competitive yet evidence supports a continued favourable trend in BBA Aviation share and revenue growth. Leveraging both BBA's component repair and overhaul facilities as well as logistics specialists, such as International Turbine Services (ITS) and Barrett Turbines, provides significant advantages that are particularly evident when comparing ERO to its competitors. With 21 distinct OEM authorisations, ERO stands ahead of its competitors with the broadest reach in capability and product services.

Component Repair and Overhaul (CRO)

Component Repair and Overhaul – Sales

	2006 £m	2005 £m	Inc/(Dec) %
USA	45.7	24.9	83.5%

Total revenue grew to £45.7 million, a 84% increase over 2005 with the addition of the Ontic aquisition and the impact of full year sales for International Governor Services (IGS), acquired in mid 2005. Organic growth was 3%.

The acquisition of Ontic in early 2006 and its integration into the broader CRO organisation will provide a catalyst for growth across the division. It will allow BBA Aviation to offer a broad range of product support services for components including entire engines, which is unmatched in the industry. It also provides an effective vehicle to transact these products through Ontic's licensing model. The combined division has unparalleled knowledge and experience of the issues and support needs of legacy products and the proven ability to deliver the material and services necessary to support the large operational fleets that utilise this equipment.

IGS obtained AWARS (authorised warranty and repair station) status from Honeywell late in the year, which will allow them to repair a broader range of products. ITS and Barrett continued to augment their existing product lines by adding products like APUs (auxiliary power units) from Honeywell.

Outlook

The large operating base of Business and General Aviation aircraft and the robust projections for continued aircraft shipments over the next 10 years provide a strong business base for CRO. The legacy military aircraft that they support also provide a relatively stable base, requiring parts and service particularly with high levels of ongoing US military activity.

New product development for a number of large commercial aircraft and military transports and fighters will stress the capacity of the OEMs to support customers needs in the aftermarket which will result in increasing need to offload non-core or legacy products. There is little competition to the licensing skills that Ontic has established to acquire these types of products, which should result in significant growth opportunities for our CRO business and the Group.



APPH – Touching down

When landing gear designed and built by APPH for the JAS39 Gripen Advanced Combat Aircraft is despatched to Saab headquarters in Linköping, Sweden, Graham Bennett follows. He'll travel between the UK and Saab's high-tech facility in Sweden for three months, fitting landing gear to the Gripen's lightweight, composite fuselage: adjusting, re-adjusting and perfecting performance. He'll then oversee exhaustive testing of the gear's durability, performance and ability to withstand the extraordinary pressure of landing. The environments he works in more closely resemble laboratories than workshops; an exceptional degree of care, precision and expertise is called for. This is why the service that Graham and others provide is as important to our clients as the components themselves.

Above: Complete control: making final adjustments to the landing gear's micro-switches. Overleaf: Testing one of the Gripen's three multifunction displays with Saab's Magnus Uddman.



APPH Group – Landing Gear and Hydraulics

APPH–Sales

	2006 £m	2005 £m	Inc/(Dec) %
USA	11.3	3.0	276.7%
Europe & ROW	44.8	42.3	5.9%
Total	56.1	45.3	23.8%

Sales at £56.1 million were 24% higher than the prior year, with the acquisition of Arnoni at the start of the year contributing 15 percentage points of the increase, the balance of 9% being organic.

Overall markets were firm, with business aviation original equipment supply showing good growth. The military original equipment order book increased substantially during the year, reflecting the BAe Systems Hawk Trainer and Augusta Westland EH101 helicopter order successes. Spare parts sales, in all areas, showed an improvement over the previous year with repair and overhaul activity reflecting a similar trend. In the early part of 2006, we were awarded a contract with a value of $7.5 million, to design and develop the landing gear system for the Korean Helicopter Programme. In December, a contract was awarded to design, develop and manufacture the Eurocopter EC175 landing gear system, which has a potential contract value of circa $100 million over 20 years.

The division's footprint also expanded during the year. On 1 January 2006, we acquired the assets of Arnoni Aviation for an initial consideration of $5 million. Arnoni Aviation is a world leader in the supply and repair of Raytheon Hawker 125 series sub-system components and rotables. On 5 February 2007, we announced the acquisition of CAP based in Wichita USA for an initial payment of $5.7 million. CAP specialises in the design and manufacture of hydraulic system components, electro mechanical positioning systems and access mechanisms used on a wide range of business aviation and light jet programmes.

Outlook

The markets in which we operate are currently strong and with the increase in our order book during 2006, APPH is well positioned for continued growth.

Oxford Training and Airport

Oxford–Sales

	2006 £m	2005 £m	Inc/(Dec) %
UK	31.5	23.4	34.6%

Oxford Aviation Training ('OAT')

OAT recovered well during the year with sales up 20% to £18.5 million and a strong recovery in profitability as the demand for pilot training increased and we started to benefit from the new fair weather training facility located in Phoenix, USA.

The outlook for OAT is positive with airlines, such as BA, BMI and Thomas Cook continuing to recruit Oxford students. In 2006, Netjets have confirmed a sponsored scheme with OAT, moving OAT into the business jet training market.

We are also making plans to develop a more integrated approach to training which will broaden the services that OAT supplies to the market.

Oxford Airport

During 2006 the Airport was successful in its planning application to widen and strengthen the runway and install an Instrument Landing System ('ILS'). The project is expected to be completed by the summer of 2007 and will cost approximately £5.5 million. On completion of the works, Oxford Airport will have a 1,300 metre long, 30 metre wide all weather runway, which will enable larger commercial aircraft to operate out of the Airport than is possible today and positions the Airport for expansion in the regional market. The airport upgrade will also make the Airport more attractive to business aviation users.

Business Review
Financial Matters

Exchange Rates

A significant proportion of BBA's earnings are generated in US dollars. The movements in this exchange rate since 2004 are shown in the table below:

		2004	2005	2006
US Dollars	– Average	1.83	1.82	1.84
	– Spot	1.92	1.72	1.96

The average dollar rate used to translate our earnings has remained relatively stable over the last three years. However *the spot rate which is used to translate the dollar assets and* liabilities at 31 December 2006 was significantly weaker at $1.96. This has reduced the value of our dollar assets and liabilities compared to 31 December 2005 when the spot rate was $1.72. If the recent US dollar weakness continues throughout 2007 and the rate remains at circa $1.96 the translated value of the Group's 2006 pre tax profits would be some £4 million lower.

Share Based Payments

The impact of share based payments for continuing operations during the year was to increase profits by *£1.6 million compared to a charge of £3.0 million in 2005.* The movement was principally caused by a reduction in the Company's share price prior to an award vesting in March. Compared to the prior year the improvement benefited the results of Flight Support by £2.6 million, Aftermarket Services and Systems by £1.7 million and central overhead by £0.3 million.

Restructuring Costs and Amortisation of Acquired Intangibles

Restructuring costs and amortisation of acquired intangibles for continuing operations amounted to £8.0 million (2005 *(including non-recurring items)*: £23.8 million). Further details of these amounts can be found in note 2 to the Consolidated Financial Statements.

Discontinued Operation

There was a significant after tax loss for the discontinued operations of £76.2 million. This includes the results of Fiberweb until the date of the demerger on 17 November and the results of Becorit until its sale on 1 December for £27.8 million. An analysis of these results is shown on the table (below) and includes the costs of the demerger, restructuring charges and asset impairment adjustments associated with the demerger of Fiberweb, as disclosed in the information sent to the shareholders prior to the demerger being completed.

Analysis of the Results of Discontinued Operations

	£m	Profit £m
Underlying operating profit		20.7
Fiberweb impairment charges	(70.5)	
Fiberweb restructuring charges	(11.7)	
Other	(2.7)	
Fiberweb exceptionals		(84.9)
Demerger professional fees	(29.4)	
Staff bonuses	(3.2)	
Other	(1.1)	
Demerger cost		(33.7)
Fiberweb interest costs		(1.5)
Loss before tax from discontinued operations		(99.4)
Tax credit		23.2
Gain on disposal of Becorit		16.5
Loss for the period from discontinued operations		(59.7)

Acquisitions

The Group acquired four aviation businesses during the year and took a further 40% share in the base at Athens (taking our share to 91%) for a total consideration of £49.6 million. We acquired two bases to further expand our business aviation network and also added Ontic and Arnoni. These businesses, which are detailed on page 36 of the Directors' Report, have contributed approximately £36 million of turnover in 2006. The fair market value of the assets acquired was £19.8 million, debt acquired was £0.5 million, and the resulting goodwill was £35.9 million.

Disposals

During the year the Company disposed of Becorit, the railway friction business, for a consideration of £27.8 million resulting in a profit on disposal of £16.5 million.

Interest

The net interest charge was £24.6 million (2005: £20.9 million) with the increase mostly relating to higher US interest rates, which has been offset in part by the inclusion in the prior *period of a £2.6 million charge in respect of a dividend* on preference shares that were redeemed in June 2005. Interest cover was 4.2 times (2005: 4.0 times). Assuming that Fiberweb had been demerged on 1 January 2006 interest costs would have been approximately £17.0 million and interest cover 6.0 times.

Tax and Dividends

The normalised tax rate for continuing operations was 29.9% (2005: 25.4 %) with the increase in the rate reflecting a significant shift in the mix of profits to the USA with the demerger of Fiberweb and the inclusion in the prior period of a release of a provision for a potential tax exposure in the UK, which was no longer required. There is expected to be some upward pressure on the rate in the short to medium term due to the limited opportunities available for tax planning and the potential lack of tax capacity in the UK.

At the time of our interim results announced on 31 August 2006 the Board explained that in the light of the demerger of Fiberweb it had decided to rebase future dividend payments. The interim dividend for 2006 was maintained at 3.5p (2005: 3.5p) and the Board is now recommending a final dividend of 5.0p (2005: 8.3p) bringing the total dividend for the year to 8.5p (2005: 11.8p). The *rebased total dividend for the year is estimated at 7.1p.*

Pensions

The overall value of our scheme assets has fallen to £477 million (2005: £500 million), whilst liabilities have fallen further to £498 million (2005: £565 million). This has resulted in a net deficit of £21 million at the end of the year compared to £65 million at the end of 2005. The deficit can be broken down between UK schemes £11 million and overseas schemes £10 million. Following an actuarial valuation of the UK schemes in 2004, the Company made a special contribution of £5 million during 2005 and 2006 and a further contribution of £3.6 million will be made in 2007, after which the situation will be reviewed again. Following the demerger of Fiberweb the Company agreed to settle the Section 75 debt arising of £12 million. This contribution was made in January 2007 and is likely to result in the eradication of the deficit in the UK schemes on an IAS19 basis.

In 2006 the Company benefited from a curtailment gain of £1.6 million in respect of its UK pension scheme associated with the departure of Fiberweb employees from the scheme as at the date of merger. This item has been accounted for in unallocated central overhead of continuing operations in the segmental analysis as it relates to the reduction of a future liability for BBA Aviation plc.

Cash Flow and Debt

Cash flow from operating activities was £118.8 million, significantly lower than the prior year of £174.0 million, due principally to the lower underlying operating profits from Fiberweb and the cash cost of the demerger and associated restructuring initiatives. There was a free cash inflow of £3.1 million compared to £86.3 million in 2005 which reflected higher capital expenditure of £91.8 million (2005: £73.3 million) together with the lower cash flow from operating activities. Assuming that Fiberweb had been demerged on 1 January 2006, free cash flow for continuing operations would have been approximately £55.0 million.

Net debt was £356.9 million, significantly lower than at the end of 2005 (£527.1 million). The lower debt resulted from the transfer of £173.1 million of debt to Fiberweb prior to its demerger and the balance to the impact of exchange rates on the translation of our dollar debt which reduced net debt by £77.1 million. This was offset by a net cash outflow of £76.1 million in the period.

Gross capital expenditure increased to £91.8 million (2005: £73.3 million) and represents 1.3 times depreciation (2005: 0.9 times). Aviation expenditure amounted to £47.0 million (2005: £39.9 million) with Flight Support accounting for the majority of the expenditure (£29.4 million) principally relating to investment in our FBO facilities in Boston, Teeterboro and Paris and in the start up of our new commercial handling operation at Bangkok airport.

A significant proportion of our debt is held in US dollars as a hedge against our US dollar assets. The weakening of the US dollar against sterling has had a significant beneficial impact on the translated value of our dollar debt. A profile by currency is shown in the table below:

(Debt)/Cash profile by currency

	2006 £m	2005 £m
Sterling	187	503
US Dollars	(457)	(810)
Euros	(85)	(183)
Others	(2)	(37)
Total	(357)	(527)

The Group has a syndicated multi-currency loan for £550 million that will expire in 2009. We currently have headroom of approximately £110 million and have the flexibility to capitalise on investment opportunities as they arise.

The Group policy with respect to cash deposits is to only have deposits with pre-approved banks with credit ratings of A1/P1 and with limits on the amount deposited with each institution dependent on their credit rating. Deposits are generally for short-term maturity (less than three months).

Financial Risk Management and Treasury Policies
The main financial risks of the Group relate to funding and liquidity, interest rate fluctuations and currency exposures. A central Treasury department that reports directly to the Group Finance Director and operates according to objectives, policies and authorities approved by the Board, performs the management of these risks. The overall policy objective is to use financial instruments to manage financial risks arising from the underlying business activities and therefore the Group does not undertake speculative transactions for which there is no underlying financial exposure. More details are set out in note 17 to the Consolidated Financial Statements.

Funding and liquidity
The Group's operations are financed by a combination of retained profits, equity and borrowings. Borrowings are generally raised at Group level from banks and then lent to operating subsidiaries on commercial terms. The Group maintains sufficient available committed borrowing facilities to meet any forecasted funding requirements.

At the end of 2006, the Group had committed bank facilities of £550 million of which £78 million was undrawn. In addition, the Group maintains uncommitted facilities for daily working capital fluctuation purposes. At the end of 2006 the undrawn amount of these uncommitted facilities totalled £19 million.

Interest rate risk management
The interest rate exposure arising from the Group's borrowing and deposit activity is managed by using a combination of fixed and variable rate debt instruments and interest rate swaps. The Group's policy with respect to interest rate is to fix portions of debt for varying periods based upon our debt maturity profile and an assessment of interest rate trends. At the end of 2006 approximately 38 per cent of the Group's total borrowings were fixed at weighted average interest rates of 4.5 per cent for varying terms up to three years.

Currency risk management
The Group's policy is to hedge all significant transactional currency exposures through the use of forward currency contracts. It is also the Group's policy to hedge overseas capital employed, including recognised goodwill, between 50 and 85 per cent by means of currency loans and currency swaps.

Business Review
Corporate Social Responsibility

As BBA Aviation strives to meet the ever-increasing expectations of our stakeholders, we are mindful of balancing our efforts to meet those expectations with our commitment to the fundamentals of Corporate Social Responsibility (CSR). Satisfying the highest ethical standards, compliance with the law, exercising appropriate sensitivity to the needs of our employees, the communities in which we work, and the environment must be integrated with our business goals in a complementary manner. This balance cannot be achieved unless all of our employees are engaged in this effort. Responsibility to the Board for relationships with all our stakeholders lies with the Group Chief Executive.

Shareholders
We are fully committed to increasing the value of the business to our shareholders and therefore to communicating with our shareholders to reassure them of our focus on enhancing the value of the business. In addition to publishing our CSR reports on the Group's website and requesting feedback, we regularly discuss CSR issues with them. These discussions and the feedback we have received via other channels offer valuable insights into those areas that we can expand upon in our future reports to better meet the needs of our shareholders.

Our people
It is our obligation as a company to ensure that, regardless of where they work or what job they are performing, our employees have a safe, secure, and fulfilling work environment that allows them to reach their full potential.

In order to be competitive in the marketplace and to ensure that we are positively impacting the communities in which we do business, we must first invest in the health of our employees. Protecting our employees' health and safety is therefore our number one priority.

We value the talent that each individual brings to BBA Aviation. Helping all our employees play to their strengths and improve their skills, in both their job functions and their interactions with customers, is a key area of investment for BBA Aviation. It is our belief that by so doing, we can continuously improve the calibre of our people, enhance the success of our business, and positively impact the world around us.

Fair Treatment, Diversity, and Business Ethics
Our people form the foundation of each BBA Aviation business. To sustain a committed, progressive workforce, it is critical that we treat our employees equitably. A large part of this investment in our employees involves ensuring that we operate fairly at all times and do not permit discrimination against any employee or applicant for employment on the basis of race, religion or creed, colour, gender, disability, national origin, age, military status, veteran status, sexual orientation or marital status. This includes giving full and fair consideration to suitable applications from disabled persons for employment and making appropriate adjustments so that if existing employees become disabled they can continue to be employed, wherever practicable, in the same job or, if this is not practicable, making every effort to find suitable alternative employment and to provide relevant training.

Not just a management philosophy, we believe in instilling this commitment to fairness in our entire staff, and require that all our employees abide by the highest standards of ethical conduct, as reflected in the Group's Corporate Social Responsibility and Code of Business Ethics Policy.

Reporting
In July 2006 we issued our fifth annual Corporate Social Responsibility Report. The text of the Report can be found on the Company's website. We encourage you to examine the Report and to comment on our performance as well as on the scope and content of the Report. In the past our Reports emphasised health, safety and environmental performance. While these are critical elements of any measure of our CSR competence, we recognise that other elements such as workplace diversity, community, and supply chain management deserves equal emphasis to ensure a balanced and complete CSR programme. During 2006 our CSR Steering Committee turned its attention to these factors, exploring new initiatives to bring those factors to greater prominence within our corporate culture.

We have continued to gauge the progress of our CSR programme by participation in the annual *Business in* the Community Corporate Responsibility Index. Our index score for 2005 showed continued year-to-year improvement. In November 2006 we again completed the Index survey and look forward to receiving Business in the Community's results and business rankings in 2007.

Health and Safety

Health and Safety risks are assessed through a dedicated team of health and safety professionals operating at various levels throughout our organisation. This includes three senior level managers and numerous site-based managers who employ web-based audit and training tools and who regularly evaluate site performance. Performance statistics such as recordable incident data, accident severity, lost work days and workers compensation claims are compiled on a continuous basis and reported to the Board, Executive Committee and senior line management. Improvement plans are formulated and performance targets are set for all our business units on an annual basis.

During 2006 we enjoyed considerable progress toward improving the safety performance of our member companies. Two significant landmarks are worthy of note. At year-end we recorded a Company-wide Recordable Incident Rate of 6.6; meeting the target we set at the commencement of 2006 and representing the lowest annual rate for the current portfolio of our aviation businesses since we first started to compile such statistics some five years ago. In addition, our Company-wide accident Severity Index was 44.5, markedly better than during 2005 (64.4), exceeding like calculations in any prior year. While these are encouraging results, we realise that much work lies ahead. Our goal is to achieve an industry leadership role in safety practices and performance. As the safety improvement programmes that are now embedded in our aviation service businesses continue to mature, we anticipate further improvement in the months and years to come.

The Environment

Evaluating environmental risks associated with the operation of our businesses and managing those risks continues to receive senior management level focus within BBA Aviation. The same audit and training tools employed to manage health and safety risk are utilised to identify issues of environmental compliance and risk on a regular basis. Through annual self-assessments and site audits, our personnel develop site improvement plans, which are scrutinised by senior management. In addition, we engage external consultants to conduct a semi-annual "Environmental Index" of all business sites in order to gauge their impacts on the environment. Finally, through our annual participation in the Business in the Environment Survey, we take stock of our environmental performance under the scrutiny of external evaluators.

BBA Aviation requires each of our businesses to work towards reducing our environmental footprint. For a number of years, the Group has focused on identifying and improving performance on its key areas of environmental impact, which include waste creation, energy and water consumption.

In addition to focusing our attention on these three key impacts, we continue to encourage our businesses to become certificated to ISO 14001: Environmental Management Systems. During 2006, a number of sites received re-certification visits and retained their certification status.

Supporting our local communities and improving our surrounding environment remains a priority for BBA Aviation companies. We continue to demonstrate our commitment to the environment through many activities and initiatives, including Dallas Airmotives' projects to develop environmentally-friendly coatings, H+S Aviation's work with the Carbon Trust to reduce energy consumption, and Signature Flight Support's sustainable design requirements for the development of a new terminal at London Luton Airport.

Suppliers

Centralised procurement is one method that BBA Aviation uses to promote our CSR principles through the supply chain. We encourage each of our businesses to centralise their procurement processes when feasible, and source materials and services locally when centralised procurement is impractical.

We continue to actively work with suppliers and customers to design and develop products that do not adversely impact the environment, health, or safety of our broader communities.

Local Communities and Charities

Supporting the local communities in which we work and improving our surrounding environment is of paramount importance to BBA companies around the world. We recognise that we form part of the broader global community. It is our responsibility, as a good neighbour, to contribute to those locations where we are resident. In addition to providing support to our surrounding communities through our practices of local employment, local training and, where appropriate, the purchase of local goods and services, we are proud to play an active role in a variety of local activities and charities.

A Board Priority

We remain committed to CSR and it is a priority for the Board to make further progress during 2007. We will report on our progress during the year.

Our Vision

BBA Aviation embraces its ongoing responsibility to impact positively on society and the environment through the operation of its companies and the conduct of its personnel. This responsibility includes open and frequent communications with our stakeholders, employees and customers, as well as with the communities in which our companies reside, on matters of health, safety, and environmental protection and preservation, and fair and equitable competition and employment practices. It is the individual responsibility of all BBA managers to ensure that these critical corporate values are respected throughout our daily business operations.

Supporting this Vision are six key values that dictate the manner in which we do business:


Integrity
Responsibility
Performance
BBA Aviation
Safety
People
Service

Integrity
We earn the trust and respect of our shareholders, employees, customers and business partners by being honest, fair and open and by honouring our commitments.

Responsibility
We are committed to living by the principles and practices established by our Group corporate and social responsibility and business ethics policies, which enable us to manage effectively our impact on society and the environment.

Safety
We are fundamentally and proactively committed to safety and security—the identification, evaluation and elimination of hazards that could cause harm to people, property and our environment.

Service
We strive continually to enhance the value of our service to customers by anticipating their needs, finding effective, and innovative solutions to their problems and investing in new systems, products and technology.

People
We are committed to investing in our people, to their development through training and to providing them with opportunities for rewarding careers that support our leadership position in the aviation markets.

Performance
We focus continually on business performance. Delivering reliably the results we promise is essential to success in BBA Aviation and to continued confidence in the future of our business amongst our stakeholders.

Directors' Report
Additional Disclosures

Group results and dividends
The results for the year ended 31 December 2006 are shown in the Consolidated Income Statement on page 60.

The directors recommend the payment of a final ordinary share dividend for 2006 of 5.0p net per share on 18 May 2007 to shareholders on the register at the close of business on 13 April 2007, which together with the interim dividend paid on 3 November 2006 makes a total of 8.5p net per ordinary share for the year (2005: 11.8p).

Acquisitions and disposals

1. Acquisitions

1.1 On 3 January 2006, the Group purchased Arnoni Aviation Services Inc. for an immediate cash consideration of $5.0 million (£2.9 million) and a deferred contingent cash consideration of up to $2.0 million (£1.1 million).

1.2 On 17 February 2006, the Group purchased an FBO at La Quinta, California for an immediate cash consideration of $8.1 million (£4.6 million) and a deferred contingent cash consideration of $0.4 million (£0.2 million).

1.3 On 24 February 2006, the Group purchased Ontic Engineering & Manufacturing for a consideration of $67.0 million (£38.5 million).

1.4 On 1 April 2006, the Group purchased Blowitex GmbH for an immediate cash consideration of €3.8 million (£2.7 million) and a deferred contingent cash consideration of €0.7 million (£0.5 million).

1.5 On 26 April 2006, the Group purchased a further 40% of the shares of Athens Aviation Services for a consideration of €1.7 million (£1.2 million).

1.6 On 27 October 2006, Signature purchased Air-1 Aircraft, LLC at St Petersburg, Florida for $4.5 million (£2.3 million).

2. Disposals

2.1 On 17 November 2006 the demerger of the Fiberweb business became effective.

2.2 On 1 December 2006 the Group sold Becorit GmbH to Wabtec Corporation, USA for €39.7 million (£26.8 million), on a debt free cash free basis.

The consideration relating to the various acquisitions and disposals stated above reflects exchange rates at the date of announcement of the relevant transaction.

Events after the balance sheet date
On 2 February 2007, the Group acquired the assets of Commercial Aircraft Products LLP. Fuller details are set out in note 29 to the Consolidated Financial Statements.

Change in share capital
Changes in share capital are shown in note 22 to the Consolidated Financial Statements. In particular the nominal value of an ordinary BBA share changed from 25p to $29^{16}/_{21}$p as a consequence of the share consolidation on Fiberweb's demerger.

The Company was given authority to purchase up to 14.99% of its existing ordinary share capital at the 2006 Annual General Meeting. This was renewed at the Company's Extraordinary General Meeting held on 16 November 2006 in relation to the consolidated share capital of the Company. The authority will expire at the conclusion of the Annual General Meeting in April 2007 unless renewed. Accordingly, a special resolution to renew the authority will be proposed at the forthcoming Annual General Meeting.

Details of the resolution renewing the authority to purchase ordinary shares are included with the Notice of Annual General Meeting enclosed with this Report.

The Company purchased and cancelled nine ordinary shares at a price of £2.72 per share during the year as part of the preparations for the demerger of the Fiberweb business and the share consolidation of the Company's ordinary shares and to avoid the creation of a fractional share.

Substantial shareholdings
The Company has been notified, as at 26 February 2007, under section 198 of the Companies Act 1985 (as amended) of the following interests, which represented 3% or more of the existing issued ordinary share capital of the Company:

	Number	%
Barclays PLC	16,215,345	3.94
Aviva plc	15,645,162	3.19

The Company has been notified, as at 26 February 2007, under the provisions of the Disclosure and Transparency Rules that came into force on 20 January 2007, of the following interests in the voting rights of the Company:

	%
Schroders plc	7.66
Prudential plc	6.85
Standard Life Investments	6.61
Credit Suisse	4.13
Legal & General Group plc	3.37

Research and development
The Group continues to devote considerable effort and resources to research and development of new processes and products. Costs are charged against income as incurred.

Market value of land and buildings
The directors are of the opinion that the market values of the Group's properties are not substantially different from the values included in the Group's financial statements.

Financial risk management and treasury policies
The financial risk management and treasury policies of the Group are set out on page 32 and in note 17 and 18 to the Consolidated Financial Statements.

Board of directors
The current directors of the Company at the date of this report appear on pages 8 and 9. Nick Land was appointed to the Board on 1 August 2006, Mark Harper was appointed to the Board on 1 December 2006 and Hansel Tookes was appointed to the Board on 19 February 2007, but all the other current directors held office throughout the financial year under review.

Directors' interests in shares
Directors' interests in shares and share options are contained in the Directors' Remuneration Report.

Directors' Indemnities
On 12 October 2006 the Company entered into deeds of indemnity in favour of each of its then directors (on identical terms) under which the Company agreed to indemnify each director against liabilities incurred by that director in respect of acts or omissions arising in the course of their office or otherwise by virtue of their office. The Company entered into a deed of idemnity on identical terms in favour of Mark Harper on 17 January 2007. All of these are qualifying third party indemnity provisions as defined by section 309B of the Companies Act 1985. At the date of this report, these indemnities are in force for the benefit of all the current directors of the Company (other than Hansel Tookes).

Suppliers payment policy
The Company and Group's policy is to settle terms of payment with suppliers when agreeing the terms of each transaction, to ensure that suppliers are made aware of the terms of payment and to abide by the terms of the payment.

Resolutions at the Annual General Meeting
The Company's Annual General Meeting will be held on 26 April 2007. Accompanying this report is the Notice of the Annual General Meeting, which sets out the resolutions to be considered and approved at the meeting. As well as more routine matters, resolutions are being proposed to amend the Company's Articles of Association relating to borrowing powers and indemnities. The resolutions are explained in a letter from the Chairman which accompanies the Notice.

Charitable and political donations
Group donations to charities worldwide were £223,800 (2005: £143,000) with UK charities receiving £6,000 (2005: £4,000).

No donations were made to any political party in either year.

Auditors
As required by section 234ZA of the Companies Act 1985, each of the directors, at the date of the approval of this report, confirms that:

(a) so far as the director is aware, there is no relevant audit information of which the Company's auditors are unaware; and

(b) the director has taken all the steps that he ought to have taken as a director to make himself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

Words and phrases used in this confirmation should be interpreted in accordance with section 234ZA of the Companies Act 1985.

A resolution to reappoint Deloitte & Touche LLP as auditors of the Company will be proposed at the Annual General Meeting.

Directors' Report approved by the Board on 26 February 2007 and signed on its behalf by:

Michael Harper
Executive Chairman

Andrew Wood
Group Finance Director

Directors' Corporate Governance Report

1 Compliance
2 The Board's Role
3 The Board and Independence
4 Chairman and Group Chief Executive
5 Board Appointments
6 Information and Professional Development
7 Performance Evaluation
8 Board Committees
9 Audit and Accountability
(a) Financial reporting
(b) Audit Committee
(c) Systems of Internal Control
10 Shareholder Relations

1. Compliance

The Board is committed to ensuring high standards of corporate governance are maintained at BBA.

The Company applies the principles of corporate governance set out in Section 1 of the revised Combined Code issued in July 2003 through its own behaviour, by monitoring corporate governance best practice and by adopting appropriate recommendations of relevant bodies.

The directors can confirm compliance throughout 2006 with the provisions set out in Section 1 of the Combined Code except that bonuses and benefits in kind of certain executive directors are historically pensionable. This is explained further in the Directors' Remuneration Report on page 56.

The auditors' report concerning the Company's compliance with the Combined Code appears on page 59.

2. The Board's Role

The Board recognises its collective responsibility for the success of the Company. Its role includes providing effective leadership and setting the Group's strategic aims. It assesses business opportunities and seeks to ensure that appropriate controls are in place to assess and manage risk. It is responsible for reviewing management's performance and oversees senior level succession planning within the Group. The Board is responsible for setting the Company's values and standards, ensuring the Company's obligations to its shareholders are met.

There were six scheduled Board meetings in 2006 which were attended by all the directors. These meetings focus on strategy, financial and business performance. During 2006, six further Board meetings were called to discuss various matters relating to the restructuring of the Group. Due to the fact that these meetings were called at short notice, certain directors were unable to attend as follows: Bob Phillips one meeting, David Rough, John Roques and Richard Stillwell, two meetings each. During the year the Board agenda was set by the Chairman in consultation with the Group Chief Executive, the Group Finance Director and the Group Secretary.

The Board has a formal schedule of matters reserved to it for decision including approval of matters such as:

- strategy and objectives
- Group policies
- annual budgets
- dividends
- acquisitions and disposals of businesses
- expenditure over a certain limit
- financial results
- appointments to the Board

The schedule of matters is reviewed by the Board on an annual basis. Matters outside the scope of this formal schedule are decided by management in accordance with delegated authorities approved by the Board and Audit Committee.

The Board's policies and procedures are set out in a Directors' File which is provided to all directors on appointment and which is routinely updated.

3. The Board and Independence

At the date of this report, the Board comprises an executive chairman, two executive directors and six non-executive directors who contribute a wide range of complementary skills and experience. A short biography of each current director is set out on pages 8 and 9.

Appointment of Executive Chairman

On 18 January 2007, the Company announced that Roberto Quarta had decided that it was the appropriate time to step down as non-executive Chairman. It was stated that Michael Harper would temporarily assume the role of Executive Chairman and, on the appointment of a new Group Chief Executive, Michael Harper would become non-executive Chairman.

In principle, the Board is fully supportive of the provisions of the Combined Code which state that the roles of chairman and chief executive should not be exercised by the same individual and that on appointment the chairman should meet the independence criteria set out in the Code. The appointment of Michael Harper as Group Chief Executive was, and remains, an interim measure until the appointment of an appropriate individual to assume this role. Michael Harper's appointment as Executive Chairman will immediately cease when a Group Chief Executive has been appointed and Michael Harper will then resume his position as a non-executive director on the Board, becoming non-executive Chairman.

The Board considered alternative arrangements and concluded that the Company's interests were best served by this interim proposal. The Board is aware of the risks and difficulties potentially posed by the role of Executive Chairman. It believes that if any such issues did arise the impact would be mitigated by the presence on the Board of an experienced executive and a strong non-executive element under the guidance of the Senior Independent Director (David Rough to retirement in April 2007 and, thereafter, John Roques). The Board considers that the good governance of the Board and of BBA is not threatened nor will it be impaired by the appointment of Michael Harper as Executive Chairman.

The Board believes that, in the circumstances outlined, the appointment of Michael Harper as Group Chief Executive and subsequently as Executive Chairman has the support of its major shareholders.

Changes During the Year

During the year, the Chairman of the Board was Roberto Quarta, who had been appointed to that position in 2001. From 1993 to that date he was Group Chief Executive. During the year, Roy McGlone was Group Chief Executive until his resignation on 27 February 2006. Michael Harper (appointed non-executive director on 23 February 2005) was appointed as Group Chief Executive on 27 February 2006 in Roy McGlone's place. As mentioned above, Michael Harper was appointed to the temporary position of Executive Chairman on 17 January 2007, from which role he will retire following the appointment of a new Group Chief Executive. The search for a new Group Chief Executive is being actively pursued.

David Rough's appointment as non-executive director expires on 1 March 2007 having served on the Board since 1998. His appointment will be extended to the AGM on 26 April 2007, on which date it is intended that he will retire from the Board. David Rough is the Board's Senior Independent Director and he is available to shareholders if they have concerns that normal channels of contact with the Board would not resolve. David Rough will be succeeded as Senior Independent Director by John Roques. David Rough was appointed as Chairman of the Remuneration Committee following the resignation of Richard Stillwell from that position on 29 August 2006 in connection with the planned demerger of Fiberweb. On retirement, David Rough will be succeeded as Remuneration Committee Chairman by Mark Harper.

On 1 August 2006 Nick Land was appointed to the Board. As required by the Articles he will be standing for election at the forthcoming AGM. His extensive financial and accounting experience will enable him to make an important contribution to the Board and the Board therefore recommends his election. It was announced on 18 January 2007 that he will assume the chairmanship of the Audit Committee from John Roques on 1 March 2007 following the announcement of the preliminary results on 27 February 2007.

On 31 October 2006 Richard Stillwell resigned from the Board in connection with the proposed demerger of Fiberweb and his appointment as a director of that company. He had previously stepped down as Chairman of the Remuneration Committee of BBA on 29 August 2006.

On 1 December 2006 Mark Harper was appointed to the Board. As required by the Articles he will be standing for election at the forthcoming AGM. His election is recommended by the Board as his business experience as an existing Chief Executive of a public company will be relevant and valuable. As previously announced he will succeed David Rough as Chairman of the Remuneration Committee on David Rough's retirement from the Board on 26 April 2007. He is also the Company's CSR Responsible Director in succession to Richard Stillwell.

On 19 February 2007 Hansel Tookes was appointed to the Board. As required by the Articles he will be standing for election at the forthcoming AGM. His in-depth experience of the US Aviation industry is of direct relevance to the Company and the Board therefore recommends his election.

Bob Phillips' appointment as a non-executive director was renewed for a further term of one year to 5 May 2007. His re-appointment was fully reviewed in the light of the Board's performance evaluation and additional Board discussions took place. Bob Phillips will retire from the Board on that date.

Michael Harper, Bruce Van Allen and John Roques retire by rotation in accordance with the Articles and intend to seek re-appointment at the forthcoming AGM. The Board believes that John Roques should be re-elected by shareholders as a non-executive director because, as evidenced by Board performance evaluations, he continues to be effective and demonstrates commitment to his role. The Board believes that he will continue to do so.

The Board has determined that all its non-executive directors are independent in character and judgement. Under the Combined Code this determination is not required for a serving chairman.

During the year, the Chairman met the non-executive directors without the attendance of the executive directors. In addition, the non-executive directors met the Senior Independent Director without the Chairman present. There were several other occasions during the year when discussions between various directors took place.

Executive directors must obtain the prior consent of the Board before accepting a non-executive directorship in any other company. Executive directors may retain the fees from any such directorship. During 2006 Michael Harper was paid the following fees from non-executive directorships to which he had been appointed prior to his appointment as Group Chief Executive (and subsequently Executive Chairman) of the Company: Catlin Group Limited £60,000, Ricardo plc £34,650, Umeco plc £20,000 and Vitec Group plc £95,000. Roy McGlone, Chief Executive until 27 February 2006, received non-executive directors fees of £5,720 from Aggreko plc in respect of the first two months of 2006.

4. Chairman and Group Chief Executive

During the year, there was a clear division of responsibilities between the Chairman and the Group Chief Executive and this was reinforced by a written statement of the division of responsibilities approved by the Board. Following the appointment of Michael Harper as Executive Chairman on 17 January 2007, there will be no such division of responsibilities. As stated above in paragraph 3 "The Board and Independence" on page 39, the Board believes that the strong executive and non-executive element on the Board will ensure that good governance of the Board and the Company is maintained.

On the appointment of a new Group Chief Executive to replace Michael Harper's temporary role, the previous arrangements, which were in place during 2006, will continue to apply. These are described below. The Chairman, a non-executive director, is primarily responsible for leading the Board and ensuring its effectiveness. He is responsible for setting the Board agenda and ensuring the directors receive information in an accurate, clear and timely manner. He is responsible for promoting effective decision-making, ensuring the performance of the Board, its committees and individual directors are evaluated on an annual basis and that appropriate Board training and development occurs. The Group Chief Executive is responsible for the development and implementation of Board strategy and policy, the running of the Group's business, ensuring that the business activities are effectively communicated and promoted within and outside the business and for building positive relationships with the Company's stakeholders.

5. Board Appointments

The Board acknowledges its responsibility for planned and progressive refreshing of the Board. It believes that the necessary arrangements to manage succession issues promptly and effectively are in place. This is evidenced by the executive and non-executive appointments that have been made during the year. There is a formal and transparent procedure for the appointment of new directors to the Board, the prime responsibility for which is delegated to the Nomination Committee. The appointment process is initiated by the Board and a selection procedure established to identify suitable external search consultants for the vacancy. The process will differ in its detail depending on whether the appointment is for an executive or non-executive position, but the essentials will remain the same. Following the appointment of a suitable external consultant, details of the role and capabilities required for the appointment are prepared. The consultant then draws up a list of potential candidates and a shortlist is created through consultation amongst Committee members. The Board as a whole is also regularly updated as to the status of the appointment process. Meetings as appropriate are arranged with Committee members and the Committee aims to ensure that each Board member is given the opportunity to meet the short-listed candidates. The Nomination Committee will then meet to finalise a recommendation to the Board regarding the appointment. A similar process was carried out during 2006 and 2007 for the appointment of Nick Land, Mark Harper and Hansel Tookes.

The Board has a written framework for the induction of new directors. This includes site visits, meetings with senior management and advisers and the provision of corporate documentation. A personal induction programme is prepared for each new director tailored to the experience and needs of the individual. New directors are available to meet major shareholders on request.

Appointments of non-executive directors are made by the Board for an initial term of three years. This term is subject to the usual regulatory provisions and continued satisfactory performance of duties following the Board's annual performance evaluation. Re-appointment for a further term is not automatic but may be made by mutual agreement. In addition, it is the Company's practice that all directors are subject to re-election at least every three years.

The fees of the non-executive directors are determined by the Board as a whole on the recommendation of the Group Chief Executive. No director is involved in deciding his own remuneration or fees. Letters of appointment for the non-executive directors are available to review on request.

6. Information and Professional Development

The Chairman takes responsibility for ensuring the directors receive accurate, timely and clear information with Board and Committee papers being circulated in advance of the meeting. The Board and its Committees are kept informed of corporate governance and relevant regulatory developments as they arise and receive appropriate briefings. For example, the Remuneration Committee arranges an annual market review from its independent external advisers whilst the Audit Committee is routinely briefed on accounting and technical matters by senior management and the external auditors.

In addition to formal Board meetings, during the year the Chairman maintained regular contact with the Group Chief Executive and other directors to discuss specific issues. Senior management from the Group's businesses present to the Board on a regular basis and opportunities exist during the year for informal contact. Board site visits are arranged, collectively and individually, and non-executive directors are free to meet members of the senior management team.

The Board believes that, given the experience and skills of its current directors, the identification of individual development needs is best left to the individual director's discretion. If any such needs became evident through the annual performance evaluation, the director would be encouraged to pursue the necessary development. The Company will provide the necessary resources for developing and updating the directors' knowledge and skills.

All directors have access to the advice and services of the Group Secretary and the Board has established a procedure whereby directors wishing to do so in furtherance of their duties may take independent professional advice at the Company's expense.

The Company arranges appropriate insurance cover in respect of legal actions against its directors. The Company has also entered into indemnities with its directors as described on page 37 of this Directors' Report.

7. Performance Evaluation

A formal appraisal process for the Board and its main Committees has been conducted annually since 2003. During 2006, the Board decided that in view of the significant corporate changes taking place that its next appraisal should be deferred to 2007. This would allow time for the Board to settle into its new composition following demerger. Previous evaluations have been conducted internally on a confidential basis, being led by the Senior Independent Director in conjunction with the Chairman. The main body of the evaluation has centred on a review of the conduct of, and processes for, Board and Committee meetings, corporate governance issues, overall performance and an assessment of the contribution of individual directors. The appraisal has also included an assessment of information provided to the Board and its Committees, including strategic, financial, operational, corporate governance and CSR information.

The Board and Committee evaluation outcomes are reported to the Board by the Senior Independent Director, whilst directors have been individually briefed regarding their own performance. As reported last year, in 2005 the Board was satisfied overall with its performance and that of its Committees. That review concluded that there had been significant improvements in the Board's processes, procedures and culture since the first performance evaluation in 2003, with notable year on year improvements. Individual director's performances at that time were also agreed to be acceptable with each actively contributing to the effective performance of the Board and its Committees. Overall, directors were satisfied with the level and quality of information provided to them. Specific actions which management were tasked with following the evaluation include increased depth in the strategy presentations made to the Board.

The extent to which this has been achieved will be assessed during the next Board evaluation.

8. Board Committees

The Board operates a Remuneration Committee, a Nomination Committee and an Audit Committee. Written terms of reference for each Committee are available on request and are posted on the Company's website.

(a) Remuneration Committee

Composition

During 2006, the Remuneration Committee included the independent non-executive directors set out in the table below. Apart from Mark Harper, Nick Land and Hansel Tookes, these directors were in place at the time of determining remuneration for the year ended 31 December 2006.

		During Year			
	01/01/06	Resigned	Appointed	31/12/06	26/02/07
Richard Stillwell					
as Chairman	✓	29/08/06	–	–	–
as member	✓	31/10/06	–	–	–
Michael Harper	✓	27/02/06	–	–	–
Mark Harper	–	–	01/12/06	✓	✓
Nick Land	–	–	01/08/06	✓	✓
Bob Phillips	✓	–	–	✓	✓
John Roques	✓	–	–	✓	✓
David Rough	✓	–	–	✓	✓
as Chairman	–	–	29/08/06	✓	✓
Hansel Tookes	–	–	–	–	✓

During 2006, the Remuneration Committee met on five occasions. These meetings were attended by all Committee members except that David Rough, Nick Land and John Roques were unable to attend one meeting each. The Executive Chairman and the executive directors may attend these meetings by invitation.

Role

The Committee has two principal functions: first, making recommendations to the Board on the framework and broad policy on executive directors' remuneration; and second, determining on behalf of the Board the specific remuneration package for each of the executive directors, including pension rights and any compensation payments.

The Remuneration Committee is also responsible for discussing and agreeing a compensation policy for the Group. In conjunction with the Group Chief Executive and Group HR Director the Committee is tasked with developing a broad compensation framework for senior management and for reviewing the remuneration for certain senior executives. The specific application of this policy and framework to each senior executive is the responsibility of the Group Chief Executive.

Further details of the work of the Remuneration Committee appear in the Directors' Remuneration Report.

(b) Nomination Committee

Composition

During 2006, the Nomination Committee comprised three non-executive directors and two executive directors with a composition as set out in the table below.

		During Year			
	01/01/06	Resigned	Appointed	31/12/06	26/02/07
Roberto Quarta	✓	–	–	✓	Resigned 17/01/07
Roy McGlone	✓	27/02/06	–	–	–
Michael Harper	–	–	27/02/06	✓	✓
Andrew Wood	✓	–	–	✓	✓
Nick Land	–	–	–	–	✓
John Roques	–	–	–	–	✓
David Rough	✓	–	–	✓	✓
as Chairman	–	–	–	–	17/01/07
Richard Stillwell	✓	31/10/06	–	–	–

Other directors may attend Nomination Committee meetings by invitation. The Nomination Committee meets as required. During 2006, the Committee met formally on two occasions with attendance by all Committee members. This was supplemented with numerous individual briefings and meetings between Committee members.

Role

The principal role of the Committee is to make recommendations to the Board on the appointment of the Company's executive and non-executive directors. It is responsible for identifying and nominating candidates to fill Board vacancies. In making appointments, the Committee evaluates the balance of skills, knowledge and experience on the Board and in the light of this evaluation considers the capabilities required for the role and, in the case of a non-executive appointment, *the time available to fulfil the role*. Use is made of independent recruitment consultants and the final appointment rests with the full Board. More information on the role of the Nomination Committee is set out in "Board Appointments" above.

Details regarding the Audit Committee are set out in paragraph 9(b) on page 43.

9. Audit and Accountability

(a) Financial Reporting

Statement of directors' responsibilities

The directors are responsible for preparing the Annual Report, Directors' Remuneration Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. The directors are required by the IAS Regulation to prepare the Group financial statements under International Financial Reporting Standards (IFRSs) as adopted by the European Union. The Group financial statements are also required by law to be properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that IFRS financial statements present fairly for each financial year the company's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the preparation and presentation of financial statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards. However, directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The directors have elected to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The parent company financial statements are required by law to give a true and fair view of the state of affairs of the company. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent; and
- state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the parent company financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

A procedure is in place to enable the directors to provide the confirmation regarding audit information required under section 234ZA of the Companies Act 1985. This confirmation is set out on page 37 of the Directors' Report – Additional Disclosures.

Going Concern

In compliance with corporate governance requirements, the directors consider that after a critical review of the Group's 2007 budget and medium-term plans the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, the financial statements have been prepared on a going concern basis.

(b) Audit Committee

Composition

During 2006, the Audit Committee included the independent non-executive directors as set out in the following table. The current Chairman, John Roques and *the Chairman with effect from 1 March 2007*, Nick Land, each have relevant and recent financial experience and a professional accountancy qualification as required by the Smith Guidance. In addition the other Committee members all have experience of corporate financial matters.

		During Year		
	01/01/06	Resigned	Appointed	31/12/06
John Roques	✓	–	–	✓
Michael Harper	✓	27/02/06	–	–
Mark Harper	–	–	01/12/06	✓
Nick Land	–	–	01/08/06	✓
Bob Phillips	✓	–	–	✓
Richard Stillwell	✓	31/10/06	–	–
David Rough	✓	–	–	✓

There were no changes to the composition of the Committee between the year end and 26 February 2007.

During 2006, the Audit Committee met on three occasions, generally coinciding with key dates in the financial reporting and audit cycle. There was full attendance by all the Committee members except that David Rough was unable to attend one meeting. The external auditors and Head of Group Internal Audit regularly attend these meetings. The Chairman, Group Chief Executive, Group Finance Director and Group Financial Controller also generally join at least part of Audit Committee meetings by invitation. The Committee Chairman may call a meeting at the request of any director or the Company's external auditors.

Role

The Committee may consider any matter that might have a financial impact on the Group. However, its primary role is: first, reviewing the scope and results of the external audit and the internal audit work programme; and second, reviewing the annual and interim reports before they are presented to the Board. In addition, the Committee reviews the work of the Risk Committee and assesses compliance with the directors' responsibility statement. The Committee also reviews the Group's Disclosure of Unethical Conduct Policy under which staff may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters.

The Committee is responsible for making recommendations to the Board regarding the remuneration and appointment of its external auditors. It is the policy of the Audit Committee to review such appointment at least every five years. It discharges its responsibilities through the review of written reports circulated in advance of meetings and by discussing these reports and any other matters with the relevant auditors and management. At least once a year the Audit Committee holds a confidential session without management present with each of the external auditors and the Head of Group Internal Audit.

Auditor Independence and Audit Effectiveness

Central to the Audit Committee's work is the review and monitoring of the external auditors' independence and objectivity and the effectiveness of the audit process. The Audit Committee carried out a formal audit service assessment in respect of work carried out during the year including a review of audit plans, the qualifications, expertise, resources, effectiveness and independence of the external auditors. The Audit Committee has also carried out a detailed performance evaluation and believes that it has satisfied the requirements of the Combined Code and the Smith best practice guidelines. The Audit Committee has confirmed that during the year it had formal and transparent arrangements for considering financial reporting and internal control principles and maintaining an appropriate relationship with the external auditors.

A key safeguard to ensure auditor objectivity and independence is the Committee's policy on the provision of non-audit services by its external auditors. This policy is reviewed annually. It prohibits the Group's external auditors from carrying out certain additional services for the Group including book-keeping, internal audit, valuations, actuarial services and financial systems design and implementation.. Services which the external auditors may be permitted to carry out include assurance services such as reporting accountant work and tax services. The Committee is satisfied that the majority of the tax services supplied by Deloitte & Touche LLP are compliance-related and represent a small proportion of Group tax fees.

As a matter of principle, the Company's policy is not to use the external auditors Deloitte & Touche ('Deloitte') for acquisition and due diligence work nor to provide advice on executive remuneration matters where advice is normally sought from independently appointed consultants (at present New Bridge Street Consultants). However, where the Group considers it appropriate or conflicts arise, suppliers other than the preferred supplier may be asked to tender. Only in exceptional and unusual circumstances will this include the external auditors.

The Committee Chairman is required to pre-approve certain permitted services, which may exceed set financial limits. Non-audit fees paid or due to the external auditors are regularly reviewed by the Committee.

As described in the Directors' Remuneration Report, the Audit Committee was asked to pre-approve the use of Deloitte to provide certain limited advice on remuneration matters in connection with the proposed demerger as it was considered that the use of Deloitte was in the best interests of the Company. Deloitte have confirmed that all non-audit services they performed during the year, including remuneration advice, were permitted by APB Ethical Standards and would not impair their independence or objectivity. On the basis of their own review of the services performed, the requirement of pre-approval and the auditors' confirmation, the Committee is satisfied that the non-audit services currently provided by Deloitte do not impair their independence and objectivity.

(c) Systems of Internal Control

Overall responsibility for the Group's system of internal control and for reviewing its effectiveness rests with the directors. Management is accountable to the directors for monitoring this system and for providing assurance to the directors that it has done so. The system of internal control is essentially an ongoing process embedded in the Group's businesses for identifying, evaluating and managing the significant risks faced by the Group, including social, environmental and ethical risks. The Group considers that it has adequate information to identify and assess significant risks and opportunities affecting its long and short-term value.

This process has been in place for the year ended 31 December 2006 and up to 26 February 2007 and the directors can therefore confirm that they have reviewed the effectiveness in accordance with the internal control requirements of the Combined Code throughout that period.

The Group's internal system of control is reviewed annually by the directors and accords with the Turnbull Guidance. The system is designed to manage rather than eliminate the risk of failure to achieve business objectives. It can provide reasonable but not absolute assurance against material misstatement or loss, to the extent that is appropriate, taking account of costs and benefits.

The key features of the Group's internal control system are listed below.

1. The Risk Committee, chaired by the Group Finance Director and comprising senior executives, meets at least twice a year to review and analyse how business risks are being managed. These reviews assess the following categories of risk:
   - business;
   - financial;
   - compliance; and
   - operational and other including health, safety and environmental

   Central to this process is a detailed written self-assessment of risks by company and division, which is reviewed by the internal audit department and the Risk Committee. Functional risk assessments are also carried out by the responsible executive. If significant control issues arise between meetings, these can be brought to the attention of senior executives at regularly scheduled meetings of the Executive Management Committee. The outcome of the work of the Risk Committee is reported to the Audit Committee, which in turn reviews the effectiveness of the Group's system of internal control on behalf of the Board. The Audit Committee receives a report at least twice a year from the Group Finance Director detailing the work undertaken by the Risk Committee. Based on these reviews, the Board recommends action to be taken by the Group at both divisional and company levels to mitigate identified risks and seize opportunities that may add value to the Group.

2. An organisation structure is in place at both head office and divisional level which clearly defines responsibilities for operational, accounting, taxation, treasury, legal, company secretarial and insurance functions.

3. An internal audit function undertakes a programme of reviews aligned to the risks existing in the Group's businesses of controls, risks and business processes. The role of internal audit is defined in a "Group Internal Audit Charter" and this includes its terms of reference, the standards which it adheres to, the scope and coverage of its work and its reporting processes. The Audit Committee receives a report from internal audit at each meeting which includes opinions on the adequacy and effectiveness of controls by site, a summary of key issues, work schedules and details of any action required. In accordance with recent revisions to the Combined Code, the Audit Committee regularly monitors and reviews the effectiveness of internal audit utilising outside specialists and self-assessment techniques.

4. A Group Finance Manual details accounting policies, financial controls and reporting procedures applicable to all reporting units. The Group accounting policies are aligned with the latest International Accounting Standards and International Financial Reporting Standards.

5. An annual budgeting exercise is carried out to set targets for each of the Group's reporting units.

6. Detailed management accounts are submitted monthly to management which measure actual performance against budget, together with forecasts of sales, profits and operating cash for the next three months and to the end of the year. A monthly report is provided to the Board highlighting key issues and summarising the detailed financial information provided by the operating units.

7. Capital expenditure is controlled by means of budgets, authorisation levels requiring the approval of major projects by the Group directors and by post-investment appraisals.

8. Defined procedures are laid down for investments, currency and commodity hedging, granting of guarantees and use of treasury products.

9. A detailed matrix defines the levels of authority for the Group's senior executives and their direct reports in relation to acquisitions, capital expenditure, commercial and employee contracts and treasury matters. This

matrix is authorised by the Audit Committee on behalf of the Board and is reviewed on an annual basis. Compliance with the authority matrix is reviewed as part of the internal audit process.

10. All significant acquisitions and disposals of companies or businesses are approved by the Board.

11. A Group policies manual sets out policies and procedures regarding the following: business ethics, business gifts and gratuities, equal opportunities, competition law, legal policy, external communications and share dealing. A bi-annual review of compliance with such policies by Group companies is carried out and the results communicated to the Risk Committee and the Board. Senior executives are also required to confirm annual compliance with certain policies. These Group policies are complemented by divisional and company-led initiatives, including community policies. These policies are supplemented by a 'Disclosure of Unethical Conduct' policy which includes a 24 hour 'hotline' available to all employees which is supported by a formal investigation protocol and regular reporting to the Audit Committee.

12. A Group Health, Safety and Environmental Manual details policies, standards and procedures which are applicable throughout the Group. Further details are set out on page 34 under 'Corporate Social Responsibility' and on our website. Annual self-assessments are carried out at company level against Group standards. A monthly report is prepared and circulated to the Executive Management Committee on environmental and safety matters within all Group companies from the internal Group HSE function and external specialists. In addition to a formal annual review, the Board receives regular reports on HSE matters. Senior managers' performance and related financial incentives are tied in part to their success against selected annual HSE improvement objectives.

10. Shareholder Relations

The Board as a whole is routinely kept up to date on corporate governance developments and the views of BBA's major shareholders. This was achieved through regular meetings during the year between the Chief Executive, the Finance Director and major shareholders, which are then reported to the Board as a whole. The Board also receives formal written reports from its brokers regarding the views of its principal shareholders following its preliminary and interim results announcements and at other times as appropriate. All non-executive directors, including the Senior Independent Director, are available to meet with major shareholders. The Board considers that its non-executive directors, including its Senior Independent Director, David Rough, have a good level of understanding of the issues and concerns of major shareholders, as required by the revised Combined Code.

A programme of meetings with institutional shareholders, fund managers and analysts takes place each year. The directors seek to encourage a continuing dialogue. The Company maintains contact as required with its principal shareholders about directors' remuneration in the same way as for other matters. The Company's AGM is used as an opportunity to communicate with private investors. It is intended that notice of the AGM and related papers are sent to shareholders at least 20 working days before the meeting. The Chairman of the Board, Nomination Committee, Audit Committee and Remuneration Committee will answer questions, as appropriate, at the AGM. The Senior Independent Director as CSR Responsible Director will also be available. Shareholders are given the opportunity of voting separately on each proposal. The Company counts all proxy votes cast in respect of the AGM and makes available the proxy voting figures (for, against, at discretion and 'vote withheld') on each resolution. The voting results of the AGM, together with the details of proxy votes cast prior to the meeting are also made available on request and on the Company's website. The results of the AGM are also announced to the market via a Regulatory News Service.

Directors' Corporate Governance Report approved by the Board on 26 February 2007 and signed on its behalf by:

Sarah Shaw
Group Secretary

Directors' Remuneration Report

This report covers the remuneration policy for directors and includes specific disclosures relating to directors' emoluments, their shares and other interests and is being put to shareholders at the forthcoming annual general meeting for an advisory vote. Throughout 2006 the Company complied with the provisions of the July 2003 Combined Code (the "Code") except in respect of the historical pensionability of bonuses and benefits in kind, which is referred to in paragraph 3d below. This report includes information which is required to be audited and this information is stated as such in the relevant table.

1. Remuneration Committee

Although the Board considers itself ultimately responsible for both the framework and the cost of executive remuneration, it has delegated prime responsibility for executive remuneration to the Remuneration Committee.

The Remuneration Committee is a Committee of the Board consisting exclusively of independent non-executive directors, details of which are set out on page 42. It is responsible for determining executive directors' remuneration and reviewing proposals in respect of other senior executives. The Committee also determines targets for performance related share schemes operated by the Company and oversees any major changes in employee benefit structures throughout the Group. Further details of the work of the Remuneration Committee are set out on page 42.

In carrying out its responsibilities, during the early part of 2006 the Remuneration Committee was independently advised by Sean O'Hare, then Head of Executive Compensation at KPMG LLP who did not provide any other services to the Company during the year. At present, the Committee is being advised by New Bridge Street Consultants who do not provide any other services to the Company.

In line with best practice the Company does not routinely engage Deloitte & Touche LLP ('Deloitte'), the Company's auditors, to advise management or the Remuneration Committee on remuneration matters. However, during the year Deloitte were engaged to carry out research into the implications of the proposed demerger on existing share schemes, the provision of market data and the development of communication documents. These services did not include any advice on the quantum of remuneration packages for directors and key management or the related measurement criteria. The Remuneration Committee considered that in the circumstances of the demerger the appointment of Deloitte was in the best interests of the Company and, as described in their report, the Audit Committee pre-approved the engagement of Deloitte. Both the auditors and the Audit Committee considered that these services did not impair Deloitte's independence and objectivity.

During 2006, the Committee also consulted with the then Chairman (who was not a member of the Remuneration Committee), the Group Chief Executive and the Group Secretary in connection with its work. During 2007, it is anticipated that the Committee will wish to consult with the Executive Chairman, who is not a Committee member, the new Group HR Director and the Group Secretary.

2. Remuneration Policy

During 2006, a full review of the BBA remuneration framework took place in connection with the demerger of Fiberweb. Although the arrangements are broadly the same, minor changes have taken place. These changes have principally been made to BBA share incentives and these were the subject of detailed explanation in a circular to shareholders and were aproved by shareholders in November 2006. The arrangements are also summarised on page 50 and 51.

The Group's remuneration policy is to ensure that executive directors' and other senior executives' remuneration properly reflects their duties and responsibilities and is sufficient to attract, retain and motivate high calibre senior management collectively capable of delivering the goals of the Company. The Committee recognises the need to remain competitive in the different geographic areas in which the Company operates. The Committee believes that the remuneration arrangements described below remain closely aligned to the creation of shareholder value and to the business strategies of the ongoing BBA businesses. The Committee has also taken into consideration UK best practice for listed companies. Regarding the ABI SRI Guidelines the Remuneration Committee can confirm that it is able to consider corporate performance on environmental, social and governance issues when setting the remuneration of executive directors. The Committee also believes that the incentive structure for senior management does not raise environment, social and governance risks by inadvertently motivating irresponsible behaviour. The Committee reviews its remuneration policy on an ongoing basis whilst executive directors' remuneration is reviewed at least annually.

The main components of executive directors' remuneration are set out below. Total executive remuneration is structured to deliver potential upper quartile rewards for superior performance with a significant proportion of variable pay subject to stretching performance targets. The Committee believes that Andrew Wood and Bruce Van Allen's remuneration packages contain a suitable balance of directly performance related remuneration which links both the short-term financial performance of the Group and long-term shareholder returns with the executives' total remuneration. As Michael Harper's role as Group Chief Executive is an interim position, he is rewarded on a cash only basis. For an interim executive director position, the Remuneration Comittee would not consider it appropriate to offer traditional benefits in kind or participation in long-term incentive plans.

a. Salary and Service Contract

The policy of the Committee is to provide salaries that are positioned around median when compared to salary data. While salary is reviewed by reference to market conditions, financial and individual performance, the Committee would not regard this element of remuneration as directly performance related. In addition to basic salary, executive directors receive traditional benefits in kind, principally a company car or car allowance, private medical insurance and death in service benefits.

The policy of the Committee is to make new executive director appointments with a rolling service agreement which can be terminated by the Company on giving 12 months' notice.

b. Bonus

Annual cash bonuses for executive directors and senior management are based on financial performance and personal objectives which are set annually. During 2006, the Remuneration Committee put in place revised bonus arrangements for the year in the light of the demerger. Details of the 2006 bonus arrangements are set out on page 49.

As noted above, the Remuneration Committee carried out a review of remuneration arrangements in connection with the demerger. As part of that review, the Committee has decided to increase the maximum bonus potential for executive directors during 2007 from 65% to 100% of salary. Approximately 85% of the maximum bonus is based on financial objectives. For 2007, 25% of this bonus will be subject to compulsory deferral into BBA shares and a further 25% may be voluntarily deferred under the BBA Deferred Bonus Plan. The Committee believes that these changes bring the Company's arrangements in line with market practice, providing a greater proportion of variable pay subject to stretching performance targets which are linked to shareholder returns. As will be seen from the detail of the plan provided in paragraph 3b below, although the maximum bonus has been increased, this has been accompanied by more stretching performance targets at entry level and above target. The deferral into shares also provides a direct linkage with shareholders' interests.

c. Long-Term Incentives

The Remuneration Committee believes that a significant element of executive directors' remuneration should be linked to performance related long-term incentives. The Company's schemes were reviewed in 2006 as part of the demerger and shareholder approval was given to new shares schemes details of which are set out in paragraph 3c below. The schemes have been developed to reflect market practice and provide long-term management focus and motivation. The Committee has also recognised the need for flexibility in this area to allow them to respond to changing market practices and different geographic norms. Specifically, incentive plan limits remain set at relatively high levels to accommodate the US market, where the largest concentration of BBA's businesses is found.

As part of its strategy to align shareholders' and directors' interests, the Remuneration Committee expects all executive directors to build and maintain a holding of shares with a value at least equal to their base salary.

d. Pension Provision

Pension provision for the executive directors varies and reflects differing UK and US practice. Further details are set out on pages 56 and 57. During 2006 new arrangements were put in place to reflect the impact of the changes to the tax treatment of UK pensions. Details of the pensions policy and new arrangements for UK executives are set out on page 56.

3. Policy implementation: Directors' Remuneration

a. Salary and Service Contracts

Base salaries are reviewed annually by reference to comparator groups selected on the basis of comparable size, geographic spread and business focus. Individual salary decisions take into account personal contribution, business performance and the level of pay awards elsewhere in the Group. Following a review at the end of 2006, the Remuneration Committee approved a base salary increase of 4 per cent for each of the executive directors with effect from 1 January 2007.

Set out below are the contractual notice periods for executive directors who served during the year.

	Contract Date	Months Notice By Company	Months Notice To Company
Michael Harper*	04.04.06	1	1
Roy McGlone**	21.02.96	12	12
Andrew Wood	13.02.01	12	12
Bruce Van Allen	01.01.04	12	6

*appointed 27 February 2006
**resigned 27 February 2006

In the event of early termination, the Remuneration Committee will, within legal constraints, determine the approach to be taken according to the circumstances of each individual case, taking account of the departing director's obligation to mitigate his loss. In certain circumstances, and except for termination for non-performance, the executive directors may receive compensation upon early termination of a contract which could amount to up to one year's remuneration based on basic salary, bonus, benefits in kind and pension rights during the notice period.

Table 1 (page 53) sets out details of the executive directors' salary and non-executive directors' fees, including payments made to Roy McGlone following his resignation as Chief Executive in early 2006. The salary of the interim Group Chief Executive, Michael Harper, was calculated on a cash basis, including cash elements attributable to bonus, pension and car allowance.

b. Bonus

2006

During the year, BBA's Remuneration Committee reviewed the usual bonus arrangements for senior executives including Andrew Wood and Bruce Van Allen in the light of the proposed demerger. Different arrangements were put in place for Michael Harper, as interim Chief Executive and these are set out at the end of this section.

The 2006 annual bonus scheme was revised so that a maximum of 100% of salary could be received by participating directors comprising an element dependent on the success of the demerger as determined by the Remuneration Committee and a financial element requiring the achievement of set financial targets. For Andrew Wood, the demerger element comprised 70% of the total bonus achievable and Group financial targets, namely Group earnings per share ('EPS'), made up the remaining 30%. For Bruce Van Allen, the demerger element accounted for 33% of the overall bonus, with 67% attributable to financial performance, with, at target, 8% in respect of Group EPS and 30% in total for divisional operating profit and operating cashflow. The demerger was selected as a performance measure by the Remuneration Committee because it was a strategic corporate event upon whose success the future of the BBA Aviation and Fiberweb businesses depended. The percentage of bonus attributable to the demerger was selected to reflect the impact which each director would have over the process. The financial measures were selected as being good indicators of corporate performance linking to long-term performance. Under the terms of the scheme, each participating director was required to defer 50% of the bonus due on demerger into BBA shares and could voluntarily defer the remaining 50%. The number of shares deferred, whether compulsorily or voluntarily, would be increased by 10%. Any shares acquired by a participant pursuant to the bonus are subject to a six month sale restriction.

In view of the successful execution of the demerger, the Remuneration Committee decided to make full payment of the demerger element of the bonus to Andrew Wood and Bruce Van Allen. In accordance with the scheme, payment was made in December 2006. Both directors decided that in addition to the compulsory deferral of 50% of their bonus, that they would request the deferral of the remaining 50% into BBA Aviation shares. Such shares were increased by 10% in accordance with the scheme. All such deferred shares are subject to restrictions on sale or transfer until 1 June 2007.

Michael Harper's letter of appointment provided that he would receive a bonus of £50,000 on the successful demerger of Fiberweb from BBA. However, the Remuneration Committee decided that, in view of his outstanding contribution to the demerger process, this should be increased to £125,000. Michael Harper elected to take all his bonus in BBA shares, which were then increased by 10%. All such shares are subject to restrictions on sale or transfer until 1 June 2007.

Table 1 on page 53, includes details of bonus paid in respect of 2006.

2007

Bonus payments made in respect of 2007 for Michael Harper will be calculated on the basis of the Group's adjusted earnings per share and Group free cash flow. Bonus payments made in respect of 2007 for Andrew Wood will be calculated on the same basis, but with the addition of the achievement of measurable personal objectives. Bruce Van Allen's bonus for 2007 will reflect his operational responsibility for the Flight Support business (being based on the achievement of budgeted operating profit and operating cashflow), together with Group adjusted earnings per share and the achievement of measurable personal objectives. Appropriate performance targets and personal objectives for 2007 have been approved by the Committee. The performance measures were chosen by the Committee because each measure is a factor over which the individual had a direct impact and each of the measures are collectively good indicators of corporate performance that should link to long-term shareholder reward. Michael Harper has not been allocated personal objectives due to the short term nature of his executive role.

The bonus is expressed as a percentage of salary and the potential payout ranges from zero to a maximum of 100% of salary. For Michael Harper 30% of the bonus is payable for 95% achievement of financial targets, 42.5% is payable at target, 75% is payable at 110% achievement and 100% payout at 120% achievement. For Andrew Wood and Bruce Van Allen 85% of the bonus is based on financial targets with the remaining 15% based on measurable personal objectives. 15% of bonus is payable for 95% achievement of financial targets. If financial targets are met this would result in a payment of 27.5% of basic salary. At 110% achievement there is 60% payout, extending to a maximum of 85% at 120% achievement. It is provided that 25% of any bonus paid under this scheme to Andrew Wood and Bruce Van Allen will be compulsorily deferred into BBA shares with a further 25% voluntarily deferred at the director's discretion. Matching will be provided on the deferred shares, whether compulsory or voluntary, on a one to one basis subject to meeting TSR performance criteria over a three year period. It is intended that the TSR performance condition for the deferred shares is no less challenging than that stated below for the 2006 conditional share award.

The BBA 2006 Deferred Bonus Plan, details of which are set out below, governs the basis on which such deferral and matching will be made.

c. Long-Term Incentives

BBA 2006 Executive Share Option Plan, BBA 2006 Long-Term Incentive Plan and BBA 2006 Deferred Bonus Plan (the "2006 Plans")

In November 2006 shareholders approved the 2006 Plans which together replace the previous BBA Group 2004 Long-Term Incentive Plan. The 2006 Plans allow the awards of options, conditional shares and matching shares.

Under the BBA 2006 Executive Share Option Plan, the maximum number of options which an executive may be granted in any year is limited to three times basic salary, or four times basic salary if the Remuneration Committee determines that an executive will not receive a conditional share award in that year. No options were awarded in 2006 and there is no immediate intention to operate the BBA 2006 Executive Share Option Plan.

Under the BBA 2006 Long-Term Incentive Plan conditional awards of shares are limited to one times the executive's basic salary or two times basic salary if the Remuneration Committee determines that the executive will not be granted options in that year. Conditional awards made to executive directors in 2006 were limited to one and a half times basic salary. The Remuneration Committee consider the award levels appropriate and in line with its policy to reward superior performance with potential upper quartile remuneration.

In 2006 conditional shares were not awarded until November due to the demerger process. The conditional share awards made in 2006 will potentially vest and be released to participants three years after the time at which awards would under normal circumstances have been made. These awards are subject to two performance targets. 50% of each award is subject to a performance target that measures the Company's total shareholder return ("TSR") against a select comparator group of companies which has been chosen for the similarity of its business scope and size to the continuing BBA business, namely the FTSE 350 listed companies in the industrial transportation, travel and leisure, and aerospace and defence sectors. The other 50% is subject to an earnings per share ("EPS") performance target.

If median position is not achieved in the TSR ranking, the TSR part of the award will lapse. If EPS growth over the performance period is less than the increase in the retail price index plus 3% per annum, the EPS part of the award will lapse. In neither case will there be retesting. In line with performance conditions under previous awards, TSR will be calculated by an independent remuneration consulting firm, and the external auditors will perform certain agreed procedures on the EPS calculation. The Remuneration Committee will have regard to the approach to adopt to take account of the move to International Accounting Standards and the effect this has on earnings per share based performance conditions and will endeavour to ensure that performance is measured on a consistent basis.

Details of awards made to the Executive Directors under the BBA 2006 Long-Term Incentive Plan during the year are set out in Table 3 page 54.

The Committee believes that the two performance measures chosen for its incentive schemes – adjusted earnings per share growth and comparative total shareholder return – each represent a reasonable long-term indication of the financial success of the Company. They are also measures that are acceptable to the majority of the investors in the Company.

Under the BBA 2006 Deferred Bonus Plan participants who defer part of their annual bonus may receive a matching award that will be limited to the number of shares purchased with his or her own money. The Remuneration Committee intends that executive directors will be required to defer 25% of any payment received under the 2007 bonus scheme and may defer a further 25%. The Remuneration Committee is satisfied that the maximum award levels are not excessive and are in line with current market practice. When making awards, the Remuneration Committee will take prevailing remuneration practice into account.

The vesting of any matching awards made under the BBA 2006 Deferred Bonus Plan will be dependent on a performance condition which, initially, will measure the Company's TSR against a comparator group over a three year performance period.

The performance conditions in respect of the 2006 award of conditional shares will be measured over a three year performance period:

TSR ranking in comparator group	Percentage of TSR part of award vesting	EPS growth per annum	Percentage of EPS part of award vesting
At or above 75th percentile	100%	At or above RPI increase plus 7% per annum	100%
Between Median and 75th percentile	Pro rata between 25% and 100%	Between 3 and 7% per annum	Pro rata between 33% and 100%
At Median	25%	At RPI increase plus 3% per annum	33%
Below Median	Nil	Less than RPI increase plus 3% per annum	Nil

The comparator group in respect of the 2006 award of conditional shares is:

Comparator Group 2006 Awards		
Arriva	Go-Ahead Group	Qinetiq
Avis Europe	Gondola Holdings	Rank Group
BAE Systems	Greene King	Restaurant Group
BBA Aviation	Intercontinental Hotels Group	Rolls-Royce Group
British Airways	Ladbrokes	Smiths Group
Carnival	Luminar	Stagecoach Group
Chemring Group	Meggitt	Ultra Electronics Holdings
Cobham	Millennium & Copthorne Hotels	VT Group
Compass Group	Mitchells & Butlers	Wetherspoon JD
EasyJet	MyTravel Group	Whitbread
Enterprise Inns	National Express	William Hill
First Choice Holidays	Northgate	Wolverhampton & Dudley
First Group	Partygaming	
Forth Ports	Punch Taverns	

BBA Group 2004 Long-Term Incentive Plan and Share Option Schemes prior to 2005

The BBA Group 2004 Long-Term Incentive Plan (the "2004 Plan") provided for awards of options, conditional shares and matching shares. Options granted in 2005 under the 2004 Plan are subject to the following performance conditions, which will be measured from the financial year ending just prior to the grant over a three year period:

Average EPS growth above inflation	Percentage of options exercisable
7% or more per annum	100%
3 to 7% per annum	Pro rata between 33% and 100%
3% per annum	33%
Less than 3% per annum	Nil

Options will lapse if performance conditions are not satisfied and there will be no retesting. The Remuneration Committee intends to rebase the performance condition for the options granted in 2004 and 2005 so that earnings attributable to the Fiberweb business demerged in November 2006 are excluded from the calculation. In line with the treatment of performance conditions under earlier Company share option schemes, the external auditors will perform certain agreed procedures on the earnings per share calculation.

Awards of conditional shares made in 2005 under the 2004 Plan were tested as at the date of demerger and lapsed because their performance conditions were not satisfied. Awards of matching shares made in 2005 under the 2004 Plan were pro-rated for time elapsed at demerger and released to participants.

All executive options awarded by the Company prior to 2005 were made under the BBA Group 1994 Executive Share Option Scheme, which expired in April 2004. All outstanding options granted under the scheme are subject to performance conditions. Prior to March 2002, the BBA Group 1995 Executive Share Appreciation Rights Plan was used to facilitate the grant of options to US executives on the same basis as the 1994 Executive Share Option Scheme.

Between 1997 and 2000, the Executive Directors did not receive options under the Company's executive share option schemes. Executive directors were granted options under the scheme between 2001 and 2004 when shareholder approved amendments facilitated grants of a combination of options and awards under the 1997 Long-Term Incentive Plan (which is now closed, with no outstanding awards).

Under the 1994 Executive Share Option Scheme, in any financial year a participant could be granted options with an exercise price not exceeding two times annual earnings. Such options are only exercisable if the growth in the Company's earnings per share, as adjusted, for any period of three consecutive years is at least 9 per cent greater than the growth in inflation.

BBA Group 2004 Savings-Related Share Option Scheme

Executive directors may be eligible to participate in the BBA Group 2004 Savings-Related Share Option Scheme, which is open to all eligible UK employees. Options are granted under three or five year SAYE contracts at a 20 per cent discount to the stock market price at the offer date. The maximum overall employee contribution is £250 per month.

Treatment of outstanding options/awards upon demerger

The treatment of subsisting options and awards held by BBA employees upon demerger was based on the following objectives:

- broad equality of treatment of both BBA and Fiberweb employees;
- providing an ongoing share-based incentive for BBA employees beyond separation; and
- recognising that shareholders want to be satisfied that performance measures are evaluated on a fair and reasonable basis.

Vested and unvested options and vested awards under the BBA Group 1995 Executive Share Appreciation Rights Plan continued to subsist as normal after the demerger for BBA employees. However, as noted above, the Remuneration Committee intends to rebase the performance condition for the options granted in 2004 and 2005 so that earnings attributable to the demerged Fiberweb business are excluded from the calculation. As noted above, awards of conditional shares made in 2005 under the 2004 Plan were tested as at the date of demerger and lapsed because their performance conditions were not satisfied. Awards of matching shares made in 2005 under the 2004 Plan were pro-rated for time elapsed at demerger and released to participants.

Vested options held by Fiberweb employees remain exercisable for 6 months after the demerger, after which they will lapse and unvested options held by Fiberweb employees were tested at demerger. Those granted in 2005 did not satisfy the conditions and lapsed, while those granted in 2004 did satisfy the conditions, were pro-rated for time elapsed at demerger and are exercisable for six months after the demerger, after which they will lapse.

Performance Charts

The charts below show the Company's total shareholder return over the last five financial years compared with the equivalent information for the FTSE 350 Industrial Transportation sector which the Committee considers to be a suitable broad-based equity market index of which the Company is a constituent. The first graph shows the annual change in total shareholder return for the Company and the index, while the second graph shows the cumulative change in total shareholder return from January 2002.

Annualised total shareholder return:
BBA Aviation vs Industrial Transportation sector


Total shareholder return %
60
50
40
30
20
10
0
-10
-20
-30
-40
02
03
04
05
06
07
BBA Aviation
FTSE 350 Ind Transportation

Cumulative total shareholder return:
BBA Aviation vs Industrial Transportation sector


Total shareholder return %
200
150
100
50
0
-50
-100
02
03
04
05
06
07
BBA Aviation
FTSE 350 Ind Transportation

Table 1 – Emoluments and fees (audited)

	Basic salary and fees £000	Car Allowance £000	Other emoluments £000	Benefits in kind £000	Termination payments £000	Annual bonus £000	Total 2006 £000	Total 2005 £000
Roberto Quarta	160	–	–	1	–	–	161	161
Michael Harper	595[1]	–	–	–	–	138[9]	733	25
Roy McGlone	80[2]	3[2]	12[3]	1[2]	595[4]	–	691	722
Andrew Wood	309	14	44[5]	4	–	238[10]	609	435
Bruce Van Allen	280	12	–	12	–	205[11]	509	394
Mark Harper	3[6]	–	–	–	–	–	3	–
Nick Land	13[7]	–	–	–	–	–	13	–
Bob Phillips	30	–	–	–	–	–	30	30
John Roques	38	–	–	–	–	–	38	38
David Rough	38	–	–	–	–	–	38	35
Richard Stillwell	30[8]	–	–	–	–	–	30	38
Total	1,576	29	56	18	595[4]	581	2,855	1,878

1 Michael Harper received £5,000 in fees as a non-executive director in respect of January and February 2006, and on becoming interim CEO, received a salary at the rate of £690,000p.a.

2 To date of resignation 27 February 2006.

3 Roy McGlone elected to receive a proportion of his entitlement under the funded unapproved retirement benefits ("FURBS") arrangements as salary (£12,018 to 27 February 2006).

4 Roy McGlone resigned from the Board on 27 February 2006 but remained an employee of the Group until 30 April 2006. Under his service contract, Roy McGlone was entitled to 12 months pay and benefits in lieu of notice. In accordance with his compromise agreement, during 2006 he was paid £595,143 which comprised 8 monthly instalments of £52,779 from 1 May 2006 to 31 December 2006, a lump sum of £10,000 in respect of life assurance cover, a lump sum of £10,000 in respect of restrictive covenants, £22,100 in lieu of bonus opportunity for the period January to February 2006 and cash payments totalling £130,811 from 1 June 2006 to 31 December 2006 being the cash replacement equivalent to the FURBS benefit. Two further monthly instalments of £72,140, which included cash replacement equivalent to the FURBS benefit, were paid in January and February 2007.

5 The Company's contributions to Andrew Wood's FURBS ceased on 5 April 2006 and following the change in UK pension law he elected to receive a cash replacement equivalent to the FURBS benefit (£44,334).

6 From date of appointment 1 December 2006.

7 From date of appointment 1 August 2006.

8 To date of resignation 31 October 2006.

9 Includes £125,000 total gross bonus paid under the 2006 annual bonus scheme which Michael Harper elected to defer into BBA shares and includes £12,567 representing the gross value of 4,326 additional shares awarded under that scheme (see paragraph 3b above and table 2 below).

10 Includes £216,300 total gross bonus paid under the 2006 annual bonus scheme which Andrew Wood elected to defer into BBA shares and includes £21,744 representing the gross value of 7,485 additional shares awarded under that scheme (see paragraph 3b above and table 2 below).

11 Includes £92,364 total gross bonus paid under the 2006 annual bonus scheme which Bruce Van Allen elected to defer into BBA shares and includes £8,936 representing the gross value of 3,076 additional shares awarded under that scheme (see paragraph 3b above and table 2 below).

Table 2 – Directors' interests in share capital (includes interests held by a director's spouse)

	Ordinary 25p shares 1 Jan 2006 (or date of appointment, if later) Beneficial	Ordinary $29^{16}/_{21}$p shares 31 Dec 2006 (or date of resignation, if earlier) Beneficial
Roberto Quarta	38,020	31,936
Michael Harper	20,572	83,154[1]
Roy McGlone	191,915	191,915[4]
Andrew Wood	40,537	84,230[2]
Bruce Van Allen	40,277	77,213[3]
Mark Harper	4,000[5]	4,000
Nick Land	–	10,000
Bob Phillips	3,000	2,520
John Roques	13,000	10,920
David Rough	22,226	18,669
Richard Stillwell	5,000	5,000[6]

1 Includes 28,075 shares allocated under the 2006 annual bonus scheme. Until 1 June 2007 shares allocated under the 2006 annual bonus scheme are subject to restrictions on sale or transfer, are subject to forfeiture in certain circumstances and are owned by Halifax EES Trustees International Limited, the trustees of The BBA Employee Benefit Trust.

2 Includes 48,581 shares allocated under the 2006 annual bonus scheme. See note 1 above.

3 Includes 33,844 shares allocated under the 2006 annual bonus scheme. See note 1 above.

4 Interest in ordinary 25p shares at date of resignation 27 February 2006.

5 Interest in ordinary 29 16/21p shares at date of appointment.

6 Interest in ordinary 25p shares at date of resignation 31 October 2006.

There were no changes in directors' interests in share capital between 31 December 2006 and 26 February 2007.

Table 3 – Conditional and Matching Shares (audited)

	Shares	1 Jan 2006	Awarded during the year	Vested/ lapsed during the year	Award date	31 Dec 2006
Roy McGlone	Conditional	155,700	–	155,700[2]	23 May 2005	–
Andrew Wood	Conditional	100,000	–	100,000[2]	23 May 2005	–
	Conditional	–	160,800[1]	–	22 Nov 2006	160,800
Bruce Van Allen	Conditional	91,300	–	91,300[2]	23 May 2005	–
	Conditional	–	141,400[1]	–	22 Nov 2006	141,400
	Matching	9,851	–	9,851[3]	6 Jun 2005	–

1 Conditional shares awarded under the BBA 2006 Long-Term Incentive Plan. The average mid-market price of a BBA Aviation plc ordinary $29^{16}/_{21}$p share on 20 and 21 November 2006 was 288.375p. This was the price used to determine the number of conditional shares awarded on 22 November 2006. The conditional awards of shares will vest and be released to the executives if and to the extent that the performance conditions set out on page 51 are satisfied.

2 Following the demerger of the Fiberweb business which took effect on 17 November 2006, the performance conditions attaching to the conditional share awards made in 2005 were tested by Inbucon Consulting. The performance conditions were not satisfied and therefore the awards lapsed.

3 On 6 December 2006 Bruce Van Allen was allotted 3,087 shares, being the number of shares (net of applicable tax) subject to the award of matching shares made to him on 6 June 2005 pro-rated according to the amount of time that elapsed from the award date up to the date of demerger of the Fiberweb business. The average mid-market price of a BBA ordinary share on 6 June 2005 was 306.75p and on 6 December 2006 was 281.25p. The award of matching shares was not subject to any performance conditions.

Table 4 – Options to acquire ordinary shares (audited)

		1 Jan 2006	Granted during the year	Exercised/ lapsed during the year	31 Dec 2006	Exercise price per share pence	Exercisable from	Expiry date
Roy McGlone								
	1	185,750	–	–	185,750†	288.20	25.03.05	25.03.12
	1	846,013	–	–	846,013†	153.00	13.03.06	13.03.13
	1	422,200	–	–	422,200†	275.25	01.03.07	01.03.14
	4	311,300	–	–	311,300†	298.75	23.05.08	23.05.15
	2	89,600	–	–	89,600†	323.33	11.04.01	11.04.06
		1,854,863	–	–	1,854,863†			
Andrew Wood								
	1	107,400	–	–	107,400	288.20	25.03.05	25.03.12
	1	552,131	–	–	552,131	153.00	13.03.06	13.03.13
	1	271,000	–	–	271,000	275.25	01.03.07	01.03.14
	4	199,900	–	–	199,900	298.75	23.05.08	23.05.15
	5	3,816	–	–	3,816	245.00	01.12.08	01.06.09
		1,134,247	–	–	1,134,247			
Bruce Van Allen								
	3	36,000	–	–	36,000	341.33	21.04.00	21.04.07
	3	23,000	–	–	23,000	422.00	10.03.01	10.03.08
	1	94,350	–	–	94,350	288.20	25.03.05	25.03.12
	1	585,686	–	–	585,686	153.00	13.03.06	13.03.13
	1	225,300	–	–	225,300	275.25	01.03.07	01.03.14
	4	182,600	–	–	182,600	298.75	23.05.08	23.05.15
		1,146,936	–	–	1,146,936			

† Details of Roy McGlone's outstanding options as at date of resignation 27 February 2006. Options granted in 1996 lapsed 10 years after their grant. Options granted in 2002 lapsed when he left the Company. The Remuneration Committee exercised its discretion under the rules of the schemes to allow the options granted to him in 2004 and 2005 to be pro-rated and become exercisable for a period of six months from the date the performance conditions are satisfied.

1 1994 (amended 2001) Executive Share Option Scheme

2 1994 Executive Share Option Scheme - super options.

3 1995 Executive Share Appreciation Rights Plan.

4 2004 Plan.

5 2004 Savings-Related Share Option Scheme.

Additional notes

1 BBA Aviation plc ordinary $29^{16}/_{21}$p shares: mid-market price on 31 December 2006 was 273.50p. Mid-market price for 2006 was in the range 233p to 339p.

2 There were no changes in the directors' options to acquire ordinary shares between 31 December 2006 and 26 February 2007.

3 Options granted under the 1994 (amended 2001) Executive Share Option Scheme are only exercisable if the growth in the Company's earnings per share, as adjusted, for any period of three consecutive years is at least 9 per cent and is greater than the growth in inflation.

4 Options granted under the 2004 Plan are only exercisable after the third anniversary of the date of grant and if the performance conditions as set out on page 52 are satisfied.

d. Pension

UK

Throughout the year under review, Andrew Wood participated in the Company's UK defined benefit plan. Roy McGlone only participated until April 2006. For Roy McGlone, who joined the plan prior to April 2000, pensionable earnings were basic salary plus an average of three years' annual bonus together with the taxable value of benefits in kind. As from April 2000, the bonus element of pensionable earnings for existing directors was capped at 45 per cent of salary. It is the Committee's policy that the bonus of any new director joining the Company's UK pension plans from April 2000 will not be pensionable and accordingly pensionable earnings for Andrew Wood comprise basic salary only.

Under the Defined Benefit Plan Rules, the normal retirement age for directors is 62. In the case of death before retirement, a contingent widow's pension equal to two thirds of the member's prospective pension is payable. Other dependant's pensions may also be paid. The Plan Rules guarantee pension increases in retirement by RPI up to 5 per cent. Further discretionary increases are possible if RPI is above 5 per cent.

All the Company's UK Defined Benefit Plans were closed to new entrants from April 2002; new employees from that date have the option to join a Company sponsored Defined Contribution Plan provided through an external investment manager. The Company matches the employee's contribution in a range of 3 per cent to 7.5 per cent up to the state defined Earnings Cap (or a notional equivalent).

Roy McGlone and Andrew Wood were restricted in the level of benefits they can earn under the Group's pension plan by the state earnings cap (£105,600 for the tax year 2005/2006) and therefore the Company provided a funded unapproved retirement benefits scheme ("FURBS") at its discretion for these directors. The Company's FURBS was closely related to the contribution the Company made to the approved Defined Benefits Plan less expenses and any special funding. The rate of contribution for both Roy McGlone and Andrew Wood was 36 per cent per annum of pensionable earnings in excess of the earnings cap, although Roy McGlone elected to receive a proportion of his entitlement as salary (see Table 1). On 5 April 2006 the FURBS arrangements ceased as a result of the "Simplification" regulations under the Finance Act 2004.

From 6 April 2006 revised arrangements applied to all the Company's UK pension arrangements as a result of both the Finance Acts 2004 and 2005 and the Pensions Act 2004. The Company and the Plan Trustee in respect of the Defined Benefit Plan agreed that a "Notional Earnings Cap" should be implemented in place of the state earnings cap in order to limit the Company's exposure to increases in both Defined Benefit liabilities and additional matching Defined Contribution contributions. Directors and other employees whose earnings were above the Notional Earnings Cap were given a choice of receiving either a contribution to the Defined Contribution Plan or a cash replacement equivalent to the contribution that would have been paid to a FURBS. Andrew Wood elected to receive a cash replacement equivalent.

Michael Harper, as interim Chief Executive, does not participate in any of the Company's pension schemes. Instead, his cash compensation was calculated so that a proportion relates to pension benefits he would have received had it been a permanent appointment.

Table 5 – UK Defined Contribution Scheme (audited)

	Company contributions 2005 £000	2006 £000
Roy McGlone	114	18*
Andrew Wood	69	28

* To date of resignation as a director 27 February 2006.

Table 6 – UK Defined Benefit Schemes (audited)

	Director's age at 31 Dec 2006	Director's contribution during year £000	Accrued pension at 31 Dec 2005 £000	Transfer value at 31 Dec 2005 £000	Real increase in accrued pension £000	Increase in accrued pension £000	Transfer value of real pension (less director's contributions) £000	Increase transfer values less director's contributions £000	Accrued pension at 31 Dec 2006 £000	Transfer value at 31 Dec 2006 £000
Roy McGlone	53	2*	36	506	4	5	55	83	41	591*
Andrew Wood	55	5	18	265	3	4	54	97	22	368

* To 30 April 2006 when Mr McGlone left active membership of the plan

Additional notes

1 The pension entitlement shown is that which would be paid annually on retirement based on service to the end of the year.

2 The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN 11. The transfer value represents a liability of the Company pension scheme not a sum due or paid to a director.

3 The increase in transfer values between 31 December 2005 and 31 December 2006 is as a result of changes in pensionable salary, one year extra service, increase in the age of the directors and effects of changes in market conditions. The increase in transfer value for Mr McGlone also reflects additional service granted when he left active membership of the plan.

US

Bruce Van Allen participates in the Group's Senior Executive Pension Plan for North America (the "Plan"). The Company has funded projected Plan benefits since January 2004. Benefits under the Plan are based on a five-year averaging of compensation (including bonus payments), less amounts received from other Company-sponsored retirement plans in which the executive participates. In the case of death prior to retirement, the accrued benefit reverts to the executive's spouse, and is paid in a lump sum.

The Plan provides that upon achieving age 62, Bruce Van Allen is entitled to receive an unreduced Plan benefit upon his retirement. In addition, he is entitled to a reduced benefit under the Plan should he elect to take early retirement. Bruce Van Allen also participates in a retirement savings (401(k)) plan sponsored by the Group company that employs him. Details of the Company contributions made to the 401(k) plan to his benefit are set out at in table 7.

As an executive director of the Group, Roberto Quarta participated in a United States executive retirement plan and he retains benefits accrued under that plan over the period of his employment with the Group. This plan is funded by the Group and provides for the commencement of benefit payments in 2010. Under the terms of the plan, this benefit is based on the highest three years of Mr. Quarta's compensation received from the Group, inclusive of bonus payments and taxable benefits in kind, less amounts received under other Group retirement plans in which he has participated.

Table 7 – US Defined Contribution Scheme (audited)

	Company contributions 2005 £000	2006 £000
Bruce Van Allen	5	5

Table 8 – US Defined Benefit Schemes (audited)

	Director's age at 31 Dec 2006	Director's contribution during year £000	Accrued pension at 31 Dec 2005 £000	Transfer value at 31 Dec 2005 £000	Real increase in accrued pension £000	Increase in accrued pension £000	Transfer value of real pension (less director's contributions) £000	Increase transfer values less director's contributions £000	Accrued pension at 31 Dec 2006 £000	Transfer value at 31 Dec 2006 £000
Bruce Van Allen	51	11	465	465	82	99	71	88	564	564
Roberto Quarta	57	–	174	2,368	–	–	–	167	174	2,535

Additional notes

1 Accrued pension amounts shown for Bruce Van Allen are lump sums.

2 Roberto Quarta cannot receive his pension in lump sum form under the terms of his plan.

3 The increase in transfer values between 31 December 2005 and 31 December 2006 is as a result of changes in pensionable salary, one year extra service, increase in the age of the directors and the change in the US dollar/sterling exchange rate over the year.

Non-Executive Directors' Remuneration
The non-executive directors each have a letter of appointment which is available on request. No compensation would be payable for the early termination of the appointment of any non-executive director.

The level of fees is determined by the Board as a whole on the recommendation of the Group Chief Executive using independent market surveys. Non-executive directors' fees have recently been reviewed and with effect from 1 March 2007 will increase to £40,000p.a. This is in line with current market practice of comparable organisations. The Chairman of the Audit Committee and the Remuneration Committee each receive an annual supplement of £7,500. The Senior Independent Director receives an annual supplement of £5,000 and as from March 2007 the CSR Responsible Director will receive an annual supplement of £2,500. The supplements reflect the increased commitments and demands placed upon each of the non-executive directors in performing their duties on the Board and its principal committees.

Details of the non-executive directors' fees for 2006 are set out in Table 1 (page 53).

The dates of appointment or subsequent re-appointment and unexpired term of the non-executive directors as at 26 February 2007 are set out below:

	Date of appointment / re-appointment	Unexpired term as at 26 February 2007
Mark Harper	1 December 2006	33 months
Nick Land	1 August 2006	29 months
Bob Phillips	5 May 2006	1 month
John Roques	11 January 2006	10 months
David Rough	1 March 2004	1 month
Hansel Tookes	19 February 2007	35 months

Directors retiring by rotation and standing for re-election at the forthcoming annual general meeting are shown on page 39 and 40.

The non-executive directors do not participate in the Company's share option schemes, long-term incentive plan or pension arrangements. As disclosed in this report Roberto Quarta retains an entitlement to a pension which accrued whilst he was an executive director.

Directors' Remuneration Report approved by the Board on 26 February 2007 and signed on its behalf by:

David Rough
Chairman, Remuneration Committee

Independent Auditors' Report

Independent Auditors' Report
to the members of BBA Aviation plc
We have audited the consolidated financial statements of BBA Aviation plc for the year ended 31 December 2006 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense, the statement of accounting policies and the related notes 1 to 30. These consolidated financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors' report that is described as having been audited.

We have reported separately on the parent company financial statements of BBA Aviation plc for the year ended 31 December 2006.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report, the directors' remuneration report and the consolidated financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of directors' responsibilities.

Our responsibility is to audit the consolidated financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the consolidated financial statements give a true and fair view, whether the consolidated financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the part of the directors' remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the directors' report is consistent with the consolidated financial statements.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and other information contained in the annual report as described in the contents section and consider whether it is consistent with the audited consolidated financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the consolidated financial statements. Our responsibilities do not extend to any further information outside the annual report.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the consolidated financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the consolidated financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the consolidated financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the consolidated financial statements and the part of the directors' remuneration report to be audited.

Opinion
In our opinion:

- the consolidated financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2006 and of its loss for the year then ended;
- the consolidated financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the part of the directors' remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the consolidated financial statements

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
26 February 2007

Consolidated Income Statement

	Notes	2006 Underlying* £m	2006 Note I £m	2006 Total £m	2005 Underlying* £m	2005 Note I £m	2005 Total £m
Continuing operations							
Revenue	1	950.1	-	950.1	875.1	-	875.1
Cost of sales		(771.8)	-	(771.8)	(717.9)	(4.4)	(722.3)
Gross profit		178.3	-	178.3	157.2	(4.4)	152.8
Distribution costs		(18.8)	-	(18.8)	(18.9)	-	(18.9)
Administrative expenses		(60.3)	(0.6)	(60.9)	(56.3)	(3.5)	(59.8)
Other operating income		3.5	-	3.5	1.3	0.6	1.9
Share of profit of associates		0.4	-	0.4	0.3	-	0.3
Other operating expenses		(0.3)	-	(0.3)	(0.6)	(1.9)	(2.5)
Restructuring costs		-	(7.4)	(7.4)	-	(13.3)	(13.3)
Loss on disposal of businesses		-	-	-	-	(1.3)	(1.3)
Operating profit from continuing operations	1,2	102.8	(8.0)	94.8	83.0	(23.8)	59.2
Investment income	3	43.5	-	43.5	35.4	-	35.4
Finance costs	3	(68.1)	-	(68.1)	(56.3)	-	(56.3)
Profit before tax		78.2	(8.0)	70.2	62.1	(23.8)	38.3
Tax	4	(23.4)	2.7	(20.7)	(15.8)	8.7	(7.1)
Profit for the period from continuing operations		54.8	(5.3)	49.5	46.3	(15.1)	31.2
Profit/(loss) after tax from discontinued operations	5	16.7	(92.9)	(76.2)	40.4	(17.8)	22.6
Profit on disposal after tax	5	-	16.5	16.5	-	21.5	21.5
Profit/(loss) for the period		71.5	(81.7)	(10.2)	86.7	(11.4)	75.3
Attributable to:							
Equity holders of the parent		71.4	(81.7)	(10.3)	86.5	(11.4)	75.1
Minority interest		0.1	-	0.1	0.2	-	0.2
		71.5	(81.7)	(10.2)	86.7	(11.4)	75.3

Earnings per share		Adjusted†	Unadjusted	Adjusted†	Unadjusted
From continuing and discontinued operations:					
Basic	7	14.9p	(2.2)p	18.4p	15.9p
Diluted	7	14.9p	(2.1)p	18.2p	15.8p
From continuing operations:					
Basic	7	11.4p	10.3p	9.8p	6.6p
Diluted	7	11.4p	10.3p	9.7p	6.5p

*Before items described in note I below

Note I: Restructuring costs, amortisation of acquired intangibles and non-recurring items as set out in note 2 to the consolidated financial statements.

†Before restructuring costs, amortisation of acquired intangibles and non-recurring items as set out in note 7 to the consolidated financial statements.

Consolidated Balance Sheet

	Notes	2006 £m	2005 £m
Non-current assets			
Intangible assets: Goodwill	9	314.1	429.8
Licences and other	9	20.9	24.5
Property, plant and equipment	10	316.4	746.4
Interests in associates	11	8.8	18.4
Trade and other receivables	13	28.8	14.2
		689.0	1,233.3
Current assets			
Inventories	12	131.3	234.2
Trade and other receivables	13	171.8	294.2
Cash and cash equivalents	13	156.5	174.9
Tax recoverable		0.1	2.8
		459.7	706.1
Total assets	1	1,148.7	1,939.4
Current liabilities			
Trade and other payables	14	(185.5)	(278.3)
Tax liabilities		(43.0)	(53.9)
Obligations under finance leases	15	(1.0)	(4.3)
Bank overdrafts and loans	17	(27.6)	(44.0)
Provisions	19	(3.4)	(7.0)
		(260.5)	(387.5)
Net current assets		199.2	318.6
Non-current liabilities			
Bank loans	17	(470.7)	(585.2)
Other payables due after one year		(7.9)	(43.1)
Retirement benefit obligations	20	(21.1)	(64.6)
Obligations under finance leases	15	(27.5)	(38.1)
Deferred tax liabilities	21	(15.7)	(59.5)
Provisions	19	(22.8)	(25.3)
		(565.7)	(815.8)
Total liabilities	1	(826.2)	(1,203.3)
Net assets		322.5	736.1
Equity			
Share capital	22	122.5	121.6
Share premium account	22	345.1	340.2
Other reserves	22	3.9	3.9
Treasury shares	22	(1.4)	(0.6)
Capital reserve	22	15.5	15.8
Hedging and translation reserves	22	(27.7)	(1.5)
Retained earnings	22	(136.2)	256.4
Equity attributable to shareholders of BBA Aviation plc		321.7	735.8
Minority interest		0.8	0.3
Total equity	24	322.5	736.1

These financial statements were approved by the Board of Directors on 26 February 2007 and signed on its behalf by

Michael Harper Executive Chairman

Andrew Wood Group Finance Director

Consolidated Cash Flow Statement

	Notes	2006 £m	2005 £m
Operating activities			
Net cash flow from operating activities	25	**118.8**	174.0
Investing activities			
Dividends received from associates		0.3	0.4
Purchase of property, plant and equipment		(90.7)	(72.6)
Purchase of intangible assets		(1.1)	(0.7)
Proceeds from disposal of property, plant and equipment		5.9	3.3
Acquisition of subsidiaries	27	(52.7)	(28.0)
Proceeds from disposal of subsidiaries and associates	26	27.8	46.7
Deferred consideration on prior year acquisitions		(1.5)	(0.9)
Reduction in cash and cash equivalents on demerger		(37.5)	-
Net cash outflow from investing activities		(149.5)	(51.8)
Financing activities			
Interest received		41.9	36.4
Interest paid		(69.9)	(50.6)
Interest element of finance leases paid		(2.1)	(2.0)
Preference dividends paid		-	(1.9)
Dividends paid		(57.7)	(53.0)
Proceeds from issue of ordinary shares		5.8	7.7
Proceeds from sale of treasury shares		-	5.6
Purchase of own shares		(0.9)	-
Increase/(decrease) in loans		121.3	(79.7)
Decrease in finance leases		(3.1)	(2.8)
Decrease in overdrafts		(3.8)	(5.5)
Decrease in other liquid assets		3.0	58.7
Net cash inflow/(outflow) from financing activities		34.5	(87.1)
Increase in cash and cash equivalents		3.8	35.1
Cash and cash equivalents at beginning of year		174.9	134.0
Exchange adjustments		(22.2)	5.8
Cash and cash equivalents at end of year		156.5	174.9
Net debt at beginning of year		(527.1)	(511.6)
Increase in cash equivalents		3.8	35.1
(Increase)/decrease in loans		(121.3)	79.7
Decrease in finance leases		3.1	2.8
Decrease in overdrafts		3.8	5.5
Decrease in other liquid assets		(3.0)	(58.7)
Bank loans disposed of on disposal/demerger of subsidiaries		209.6	-
Bank loans acquired		(2.9)	-
Finance leases acquired		-	(3.3)
Exchange adjustments		77.1	(76.6)
Net debt at end of year		(356.9)	(527.1)

Consolidated Statement of Recognised Income and Expense

	2006 £m	2005 £m
Exchange difference on translation of foreign operations	(119.5)	98.7
Gains/(losses) on net asset hedges	82.9	(79.5)
Exchange differences recycled on disposal of subsidiaries	4.4	-
Fair value movements in foreign exchange cash flow hedges	4.1	(6.1)
Fair value movements in interest rate cash flow hedges	2.2	9.3
Fair value movements in commodity contract cash flow hedges	(0.6)	(3.4)
Actuarial losses on defined benefit pension schemes	(5.6)	(0.6)
Tax on items recognised directly in equity	0.3	10.4
Net (expense)/income recognised directly in equity	(31.8)	28.8
Transfer to profit or loss from equity on foreign exchange cash flow hedges	(2.0)	(2.5)
Transfer to profit or loss from equity on interest rate cash flow hedges	(1.7)	-
Transfer to profit or loss from equity on commodity contract cash flow hedges	4.0	-
Tax on items transferred to profit or loss from equity	-	-
(Loss)/profit for the period	(10.2)	75.3
Total recognised income and expense for the period	(41.7)	101.6
Attributable to:		
Equity holders of the parent	(41.8)	101.4
Minority interests	0.1	0.2
	(41.7)	101.6
Fair value of foreign exchange cash flow hedges on adoption of IAS 39	-	8.2
Fair value of interest rate swaps on adoption of IAS 39	-	(6.4)
Reduction in net assets on initial adoption of IAS 32 (restated: see note 24)	-	(52.8)
Change of accounting policy on adoption of IAS 32/39	-	(51.0)
Attributable to:		
Equity holders of the parent	-	(51.0)
Minority interests	-	-
	-	(51.0)

Accounting Policies

Basis of Accounting
The financial statements have been prepared using the historical cost convention adjusted for the revaluation of certain financial instruments. The principal accounting policies adopted are set out below.

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) adopted for use in the European Union and therefore comply with Article 4 of the EU IAS Regulation. They have also been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

The comparative income statement has been restated as if the operations discontinued during the current period had been discontinued from the start of the comparative period, in accordance with IFRS 5: Discontinued operations (see note 5).

At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:
IFRS 7: Financial instruments: Disclosures, and the related amendment to IAS 1 on capital disclosures
IFRS 8: Operating segments
IFRIC 4: Determining whether an Arrangement contains a Lease
IFRIC 5: Right to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
IFRIC 8: Scope of IFRS 2
IFRIC 9: Reassessment of embedded derivatives
IFRIC 10: Interim reporting and Impairments
IFRIC 11: IFRS 2 – Group and Treasury Share Transactions
IFRIC 12: Service Concession Arrangements

The directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group except for additional disclosures on capital and financial instruments when the relevant standards come into effect for periods commencing on or after 1 January 2007.

Basis of Consolidation
The Group income statement, balance sheet and cash flow statement incorporate the financial statements of all subsidiary undertakings under the acquisition method of accounting.

The results of subsidiary undertakings acquired or sold during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal as appropriate. Control is achieved where the Company has the power to govern the financial and operating policies of an investee so as to obtain benefits from activities.

Goodwill on acquisitions, being the excess of the fair value of the consideration paid over the fair value of the identifiable assets and liabilities acquired, is capitalised and tested for impairment on an annual basis. Goodwill arising on acquisitions in the year ended 31 December 1997 and earlier periods was written off to reserves in accordance with the accounting standards then in force. Goodwill arising on acquisitions between 1 January 1998 and 31 December 2003 was amortised on a straight-line basis over its useful economic life, with a maximum life of 20 years, again in accordance with the accounting standards then in force. As permitted by current accounting standards, the goodwill previously written off to reserves or amortised through the profit and loss account has not been reinstated in the balance sheet.

Associated undertakings are those investments other than subsidiary undertakings where the Group is in a position to exercise a significant influence, typically through participation in the financial and operating policy decisions of the investee. The consolidated financial statements include the Group's share of the post-acquisition reserves of all such companies.

Investments
In the Group's financial statements, investments in associated undertakings are stated at cost plus the Group's share of post-acquisition reserves less provision for impairment.

Treasury
Transactions in foreign currencies are translated into Sterling at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are recorded at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of transaction is recognised in the income statement.

The income statements of overseas operations are translated into Sterling at the average exchange rates for the year and their balance sheets are translated into Sterling at the exchange rates ruling at the balance sheet date. All exchange differences arising on consolidation are taken to equity. All other translation differences are taken to the income statement, with the exception of differences on foreign currency borrowing and derivative instruments to the extent that they are used to provide a hedge against the Group's equity investments in overseas operations, which are taken to equity together with the exchange difference on the net investment in those operations.

Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Derivative financial instruments utilised by the Group comprise interest rates swaps, cross currency or basis swaps and foreign exchange contracts. All such instruments are used for hedging purposes to manage the risk profile of an underlying exposure of the Group in line with the Group's risk management policies. All derivative instruments are recorded on the balance sheet at fair value. Recognition of gains or losses on derivative instruments depends on whether the instrument is designated as a hedge and the type of exposure it is designed to hedge.

The effective portion of gains or losses on cash flow hedges are deferred in equity until the impact from the hedged item is recognised in the income statement. The ineffective portion of such gains and losses is recognised in the income statement immediately.

Gains or losses on the qualifying part of net investment hedges are recognised in equity together with the gains and losses on the underlying net investment. The ineffective portion of such gains and losses is recognised in the income statement immediately.

Changes in the fair value of the derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Financial Instruments
Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument. Financial assets are accounted for at the trade date.

Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and deemed deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Trade receivables
Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Financial liabilities and equity
Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Bank borrowings
Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis to the profit and loss account using effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade payables
Trade payables are not interest bearing and are stated at their nominal value.

Equity instruments
Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Revenue Recognition
Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied and services provided by the Group excluding intercompany transactions, sales by associated undertakings and sales taxes.

Within the engine overhauls business, turnover and associated profit are recognised on a percentage completion basis once the terms of the contract have been agreed with the customer and the ultimate profitability of the contract can be determined with reasonable certainty.

In our pilot training business, turnover is recognised evenly over the duration of each course.

Research and Development Expenditure
Research expenditure is charged against income in the year in which it is incurred. An internally-generated intangible asset arising from the Group's development expenditure is recognised only if the asset can be separately identified, it is probable that the asset will generate future economic benefits and the development costs of the asset can be measured reliably.

Post-Retirement Benefits
Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due.

For defined benefit retirement benefit schemes, the cost is determined using the Projected Unit Credit Method, with actuarial valuations being carried out annually on 31 December. Actuarial gains and losses are recognised in full in the period in which they occur. They are recognised outside profit or loss and presented in the statement of recognised income and expense.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service costs, and reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Retirement benefit scheme contribution levels are determined by valuations undertaken by independent qualified actuaries.

Property, Plant and Equipment
Property, plant and equipment is stated in the balance sheet at cost, less accumulated depreciated and provision for impairments. Depreciation is provided on the cost of property, plant and equipment less estimated residual value and is calculated on a straight-line basis over the following estimated useful lives of the assets.

Land	not depreciated
Buildings	40 years maximum
Plant and machinery (including essential commissioning costs)	3-18 years

Tooling, vehicles, computer and office equipment are categorised within plant and machinery.

Finance costs which are directly attributable to the construction of major items of property, plant and equipment are capitalised as part of those assets. The commencement of capitalisation begins when both finance costs and expenditures for the asset are being incurred and activities that are necessary to get the asset ready for use are in progress. Capitalisation ceases when substantially all the activities that are necessary to get the asset ready for use are complete.

Accounting Policies

Impairment of Assets

At each balance sheet date, the Group reviews the carrying value of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognised immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would not have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Intangible Assets

Licenses are shown at amortised cost. Amortisation provided on the cost of licenses is calculated on a straight-line basis over the useful life of the licenses.

Where computer software is not an integral part of a related item of computer hardware, the software is treated as an intangible asset. Computer software is capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Amortisation is provided on the cost of software and is calculated on a straight-line basis over the useful life of the software.

The Group makes an assessment of the fair value of intangible assets arising on acquisitions. An intangible asset will be recognised as long as the asset is separable or arises from contractual or other legal rights, and its fair value can be measured reliably. Amortisation is provided on the fair value of the asset and is calculated on a straight-line basis over its useful life.

Share-Based Payments

The Group operates a number of cash and equity-settled share-based compensation plans. The fair value of the compensation is recognised in the income statement as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted and calculated using the valuation technique most appropriate to each type of award. These include Black-Scholes calculations and Monte Carlo simulations. For cash-settled options, the fair value of the option is revisited at each balance sheet date. For both cash and equity-settled options, the Group revises its estimates of the number of options that are expected to become exercisable at each balance sheet date.

Leases

Where assets are financed by lease agreements that give rights similar to ownership (finance leases), the assets are treated as if they had been purchased and the leasing commitments are shown as obligations to the lessors. The capitalisation values of the assets are written off on a straight-line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The capital elements of future leases are recorded as liabilities, while the interest elements are charged to the income statement over the period of the leases to produce a constant rate of charge on the balance of capital payments outstanding.

For all other leases (operating leases) the rental payments are charged to the income statement on a straight-line basis over the lives of the leases.

Inventory

Inventory is stated at the lower of cost and net realisable value. Cost comprises the cost of raw materials and an appropriate proportion of labour and overheads in the case of work in progress and finished goods. Cost is calculated using the first in first out method in the Flight Support segment, and weighted average method in the Aftermarket Services and Systems segment. Provision is made for slow moving or obsolete inventory as appropriate.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred due to temporary differences between the treatment of certain items for taxation and accounting purposes. Current tax is calculated at tax rates which have been enacted or substantially enacted at the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statement and the corresponding tax bases in the computation of taxable profit, and is accounted for using the balance sheet liability method.

No provision is made for temporary differences on unremitted earnings of foreign subsidiaries, joint ventures or associates where the Group has control and the reversal of the temporary difference is not foreseeable.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at tax rates which have been enacted or substantially enacted at the balance sheet date and that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited to equity, in which case the deferred tax is also dealt with in equity.

Critical Accounting Judgements and Key Sources of Estimation Uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below. The judgements used by management in the application of the Group's accounting policies in respect of these key areas of estimation are considered to be the most significant.

Impairment of goodwill and tangible fixed assets

Determining whether goodwill or tangible fixed assets are impaired requires an estimation of the value in use of the cash-generating units to which the goodwill has been allocated or the individual assets. The value in use calculation requires the entity to estimate future cash flows expected to arise from the cash-generating unit or asset and a suitable discount rate in order to calculate present value. The carrying amount of goodwill and tangible fixed assets at the balance sheet date was £314.1 million and £316.4 million respectively. Details regarding the goodwill and tangible fixed asset carrying value and assumptions used in carrying out the impairment reviews are provided in notes 9 and 10.

Pensions and other post-retirement benefits

Determining the present value of future obligations of pension and other post-retirement benefit schemes requires an estimation of future mortality rates, future changes in employee benefits and length of service. These assumptions are determined in association with qualified actuaries. The net pension liability related to defined benefit type schemes at the balance sheet date was £21.1 million. Details regarding the carrying value and assumptions used in arriving at the carrying values are provided in note 20.

Notes to the Consolidated Financial Statements

1. Segmental information

Business Segments	Flight Support £m	Aftermarket Services & Systems £m	Total Aviation £m	Unallocated Corporate £m	Total Continuing £m
2006					
External Revenue	556.4	393.7	950.1	-	950.1
Underlying operating profit	65.5	44.6	110.1	(7.3)	102.8
Restructuring costs and amortisation of acquired intangibles	(2.2)	(3.5)	(5.7)	(2.3)	(8.0)
Segment result from continuing operations*	63.3	41.1	104.4	(9.6)	94.8
Investment income					43.5
Finance costs					(68.1)
Profit before tax					70.2
Tax					(20.7)
Profit for the period from continuing operations					49.5
Loss after tax from discontinued operations**					(76.2)
Profit after tax on disposal					16.5
Loss for the period					(10.2)

*Segment result includes £0.4 million profit of associates within Flight Support.
**Loss after tax from discontinued operations relates to the results of Fiberweb and Becorit, further details of which are given in note 5. Becorit, our rail friction business, was previously included as part of the Aftermarket Services & Systems segment. Fiberweb previously formed the entire Materials Technology segment.

Other information	Flight Support £m	Aftermarket Services & Systems £m	Total Aviation £m	Unallocated Corporate £m	Total Continuing £m
Capital additions	29.4	17.4	46.8	0.2	47.0
Depreciation and amortisation	19.1	12.4	31.5	0.2	31.7
Balance sheet					
Assets:					
Segment assets	494.8	428.5	923.3	60.0	983.3
Investments in associates	8.8	-	8.8	-	8.8
Tax recoverable					0.1
Cash and cash equivalents					156.5
Consolidated total assets					1,148.7
Liabilities:					
Segment liabilities	(82.5)	(56.6)	(139.1)	(101.6)	(240.7)
Tax liabilities					(58.7)
Finance lease and loan liabilities					(526.8)
Consolidated total liabilities					(826.2)
2005					
External revenue	514.4	360.7	875.1	-	875.1
Underlying operating profit	60.3	31.3	91.6	(8.6)	83.0
Restructuring costs, amortisation of acquired intangibles and non-recurring items	(4.9)	(15.3)	(20.2)	(3.6)	(23.8)
Segment result from continuing operations*	55.4	16.0	71.4	(12.2)	59.2
Investment income					35.4
Finance costs					(56.3)
Profit before tax					38.3
Tax					(7.1)
Profit for the period from continuing operations					31.2
Profit after tax from discontinued operations**					22.6
Profit after tax on disposal					21.5
Profit for the period					75.3

*Segment result includes £0.3 million profit of associates within Flight Support.
**Profit after tax from discontinued operations relates to the results of Fiberweb and Becorit, further details of which are given in note 5. Becorit, our rail friction business, was previously included as part of the Aftermarket Services & Systems segment. Fiberweb previously formed the entire Materials Technology segment.

1. Segmental information continued

	Flight Support £m	Aftermarket Services & Systems £m	Total Aviation £m	Unallocated Corporate £m	Total Continuing £m
Other information					
Capital additions	26.6	18.7	45.3	0.2	45.5
Depreciation and amortisation	17.7	11.0	28.7	0.2	28.9
Balance sheet					
Assets:					
Segment assets	533.1	424.2	957.3	53.4	1,010.7
Investments in associates	9.9	-	9.9	-	9.9
Tax recoverable					1.8
Cash and cash equivalents					147.3
Discontinued operations					769.7
Consolidated total assets					1,939.4
Liabilities:					
Segment liabilities	(94.7)	(58.0)	(152.7)	(185.8)	(338.5)
Tax liabilities					(27.9)
Finance lease and loan liabilities					(640.7)
Discontinued operations					(196.2)
Consolidated total liabilities					(1,203.3)

Geographical Segments	Revenue from continuing operations By destination £m	Revenue from continuing operations By origin £m	Capital additions £m	Assets £m
2006				
United Kingdom	135.0	197.3	13.4	240.4
Mainland Europe	66.5	21.5	3.9	21.8
North America	698.9	727.6	27.8	714.0
Rest of World	49.7	3.7	1.9	7.1
Total	950.1	950.1	47.0	983.3
2005				
United Kingdom	136.6	197.8	11.6	222.9
Mainland Europe	57.5	13.4	0.3	16.4
North America	658.5	662.6	33.6	768.7
Rest of World	22.5	1.3	-	2.7
Total	875.1	875.1	45.5	1,010.7

Revenue from the Group's discontinued operations was derived from the United Kingdom (2006: £18.1 million, 2005: £19.8 million), Mainland Europe (2006: £239.0 million, 2005: £273.6 million), North America (2006: £238.4 million, 2005: £292.3 million) and the Rest of the World (2006: £48.7 million, 2005: £50.0 million).

An analysis of the Group's revenue from continuing operations for the year is as follows:

	2006 £m	2005 £m
Sales of goods	394.8	336.2
Revenue from services rendered	555.3	538.9
	950.1	875.1

Notes to the Consolidated Financial Statements

2. Profit for the year

Profit for the year has been arrived at after charging/(crediting):

Restructuring costs, amortisation of acquired intangibles and non-recurring items
Restructuring costs, amortisation of acquired intangibles and non-recurring items included within operating profit from continuing operations amounted to £8.0 million (2005: £23.8 million). The main items included within this are:

2006: Administrative expenses of £0.6 million relating to amortisation of intangible assets acquired and valued in accordance with IFRS 3, and; restructuring costs of £7.4 million relating to a number of small aviation restructuring initiatives.

2005: Cost of sales of £4.4 million, being WIP write-off following the introduction of a new computer system and the exit from Millville; administrative expenses of £3.5 million being the write-down of a receivable following a decision to exit a joint venture, and amortisation of intangible assets acquired and valued in accordance with IFRS 3; other operating income of £(0.6) million being surplus amounts provided on acquisition; other operating expenses of £1.9 million being mainly settlement costs in respect of legal proceedings; restructuring costs £13.3 million relating mainly to the completion of the closure of the Millville facility and completion of the integration of AGI, and; loss on disposal of businesses of £1.3 million relating to the sale of a small aviation parts supplier based at Oxford Airport.

Net of tax, restructuring costs and non-recurring items included within discontinued operations amounted to £92.9 million (2005: £17.8 million). These costs primarily relate to impairment charges for a number of Fiberweb wipes lines; line impairment charges, severance costs and other closure costs associated with the rationalisation of Fiberweb North America Hygiene; and, the costs of the demerger of Fiberweb.

Other	Continuing operations 2006 £m	Continuing operations 2005 £m	Discontinued operations 2006 £m	Discontinued operations 2005 £m	Total 2006 £m	Total 2005 £m
Net foreign exchange (gains)/losses	(0.2)	(0.2)	0.3	(0.6)	0.1	(0.8)
Research and development costs	1.8	2.6	8.9	8.2	10.7	10.8
Depreciation and impairment of property, plant and equipment	28.5	26.2	59.4	56.7	87.9	82.9
Amortisation of intangible assets (included in administration expenses)	2.1	1.9	1.1	1.2	3.2	3.1
Amortisation of intangible assets (included in cost of sales)	1.1	0.9	-	-	1.1	0.9
Total depreciation and amortisation expense	31.7	29.0	60.5	57.9	92.2	86.9
Total employee costs	264.0	249.1	93.9	107.4	357.9	356.5
Cost of inventories recognised as an expense	439.8	558.7	458.9	501.4	898.7	1,060.1

During the year, a £0.3 million debt was written off in Flight Support (2005: £1.2 million). There were no other material debts written off (2005: £nil). Other than the £4.4 million WIP write-off in 2005 disclosed above under restructuring costs, amortisation of acquired intangibles and non-recurring items, there were no material inventory write-offs in the current or prior year.

The analysis of auditors' remuneration is as follows:

	Total 2006 £m	Total 2005 £m
Fees payable to the Company's auditors for the audit of the Group's annual accounts	1.2	1.9
Fees payable to the Company's auditors and their associates for other services to the Group		
The audit of the Company's subsidiaries pursuant to legislation	0.2	0.1
Total audit fees	1.4	2.0
Other services pursuant to legislation	-	0.3
Tax services	0.1	0.1
Recruitment and remuneration services¹	0.4	-
Reporting accountant services²	2.0	-
	2.5	0.4
Fees payable to the Company's auditors and their associates in respect of associated pension schemes		
Audit	0.1	-
	0.1	-
Total fees payable to the Company's auditors	4.0	2.4

¹As described on pages 44 and 47 of the directors' report.
²Primarily comprises the audit of Fiberweb historical financial information, BBA Aviation plc working capital report and Fiberweb reporting procedures report.

3. Investment income and finance costs

	Continuing operations 2006 £m	Continuing operations 2005 £m	Discontinued operations 2006 £m	Discontinued operations 2005 £m	Total 2006 £m	Total 2005 £m
Cinterest on bank deposits	38.8	33.9	0.6	1.4	39.4	35.3
Net finance income from pension schemes	3.0	1.5	(1.1)	(1.0)	1.9	0.5
Fair value gains on interest rate swaps designated as cash flow hedges transferred from equity	1.7	-	-	-	1.7	-
Total investment income	43.5	35.4	(0.5)	0.4	43.0	35.8
Interest on bank loans and overdrafts	(66.5)	(48.7)	(0.7)	(1.2)	(67.2)	(49.9)
Interest on obligations under finance leases	(1.8)	(1.7)	(0.3)	(0.3)	(2.1)	(2.0)
Interest cost and dividends payable on preference shares	-	(2.3)	-	-	-	(2.3)
Other finance costs	(0.5)	(0.3)	-	(0.1)	(0.5)	(0.4)
Total borrowing costs	(68.8)	(53.0)	(1.0)	(1.6)	(69.8)	(54.6)
Less amounts included in the cost of qualifying assets	0.7	0.3	-	0.7	0.7	1.0
Fair value losses on interest rate swaps designated as cash flow hedges transferred from equity	-	(3.6)	-	-	-	(3.6)
Total finance costs	(68.1)	(56.3)	(1.0)	(0.9)	(69.1)	(57.2)

Borrowing costs included in the cost of qualifying assets during the year arose on the general borrowing pool and are calculated by applying a capitalisation rate in the range of 3.5% to 5.3% to expenditure on such assets.

4. Income tax expense

	Continuing operations 2006 £m	Continuing operations 2005 £m	Discontinued operations 2006 £m	Discontinued operations 2005 £m	Total 2006 £m	Total 2005 £m
Current tax	11.7	15.4	(5.5)	3.8	6.2	19.2
Adjustments in respect of prior years – current tax	(0.9)	(6.2)	0.6	(0.2)	(0.3)	(6.4)
Deferred tax (note 21)	7.9	(2.1)	(16.4)	(2.1)	(8.5)	(4.2)
Adjustments in respect of prior years – deferred tax	2.0	-	(1.9)	-	0.1	-
Income tax expense for the year	20.7	7.1	(23.2)	1.5	(2.5)	8.6

Domestic income tax is calculated at 30% (2005: 30%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

A deferred tax charge of £0.3 million has been accounted for within the profit on disposal after tax of £16.5 million in the income statement.

The total charge for the year can be reconciled to the accounting profit as follows:

	2006 £m	2005 £m
Profit before tax:		
continuing operations	70.2	38.0
discontinued operations	(99.4)	24.4
	(29.2)	62.4
Tax at the rates prevailing in the relevant tax jurisdictions 34.0% (2005: 34.5%)	(9.9)	22.2
Tax effect of share of results of associates	(0.3)	(0.3)
Tax effect of expenses that are not deductible in determining taxable profit	11.2	(3.2)
Items on which deferred tax has not been recognised	(6.2)	(3.2)
Tax rate changes	2.9	(0.5)
Adjustments in respect of prior years	(0.2)	(6.4)
Tax (credit)/expense for the year	(2.5)	8.6

The applicable tax rate of 34.0% (2005: 34.5%) represents a blend of the tax rates of the jurisdictions in which taxable profits have arisen. The change on prior year is due to a change in the proportion of taxable profits that have arisen in each jurisdiction.

In addition to the income tax expense charged to profit or loss, current tax of £nil (2005: charge £6.4 million) and a deferred tax credit of £(0.3) million (2005: charge £4.0 million) have been recognised in equity in the year.

5. Discontinued operations

Fiberweb
On 30 October 2006, the Group entered into an agreement to demerge Fiberweb, which carried out all of the Group's non-woven operations and constituted the entire Materials Technology segment. The demerger was made effective on 17 November 2006, on which date the business was distributed to the existing shareholders of BBA Group plc by way of dividend-in-specie.

The income statement and segmental results of Fiberweb for the period from 1 January 2006 to 16 November 2006 are as follows:

	Period ended 16 November 2006 £m	Year ended 2005 £m
Revenue	527.4	619.3
Cost of sales	(432.4)	(490.0)
Distribution costs	(40.6)	(45.3)
Administrative expenses	(38.6)	(45.9)
Other operating income	1.9	5.0
Share of profit of associates	0.4	0.7
Other operating expenses	(0.3)	–
Underlying operating profit	17.8	43.8
Restructuring costs and non-recurring items (note 2)	(84.5)	(20.5)
Costs of demerger	(33.7)	(4.3)
Operating (loss)/profit	(100.4)	19.0
Finance costs	(1.4)	(0.3)
Profit before tax	(101.8)	18.7
Income tax expense	23.3	(0.3)
(Loss)/profit for the year	(78.5)	18.4

Becorit
On 28 November 2006, the Group entered into a sale agreement to dispose of Becorit GmbH, which carried out all of the Group's rail friction operations. The disposal was completed on 1 December 2006, on which date control of Becorit GmbH passed to the acquirer.

The results of Becorit for the period from 1 January 2006 to 30 November 2006 are as follows:

	Period ended 30 November 2006 £m	Year ended 2005 £m
Revenue	16.8	16.4
Cost of sales	(11.0)	(10.3)
Distribution costs	(1.1)	(1.4)
Administrative expenses	(2.0)	(1.9)
Other operating income	0.2	0.3
Underlying operating profit	2.9	3.1
Restructuring costs and non-recurring items (note 2)	(0.4)	–
Operating profit	2.5	3.1
Finance costs	(0.1)	(0.2)
Profit before tax	2.4	2.9
Income tax expense	(0.1)	(0.6)
Profit for the year	2.3	2.3

Becorit, our rail friction business, was previously included as part of the Aftermarket Services & Systems segment.

A gain of £16.5 million arose on the disposal of Becorit, being the proceeds of disposal less the carrying value of the subsidiary's net assets and costs of disposal.

Discontinued operations in 2005
During 2005, the Group disposed of its 40% shareholding in Finotech GmbH. In 2005, Finotech contributed £1.9 million to the Group's profit for the year. The profit on the disposal of Finotech amounted to £23.7 million.

During 2005, the Group completed the closure of its Fiberweb sales operation in Japan. In 2005, Fiberweb Japan contributed £nil to the Group's profit for the year. The loss on closure of Japan amounted to £2.2 million.

6. Dividends

On 22 May 2006, the 2005 final dividend of 8.30p per share (total dividend £40.6 million) was paid to shareholders. In May 2005, the 2004 final dividend paid was 7.95p per share (total dividend £36.0 million).

On 3 November 2006, the 2006 interim dividend of 3.50p per share (total dividend £17.1 million) was paid to shareholders. In November 2005, the 2005 interim dividend paid was 3.50p per share (total dividend £17.0 million).

On the demerger of Fiberweb on 17 November 2006, a dividend was declared which was satisfied by the issue of shares in Fiberweb plc – a dividend in specie. The dividend in specie of £320.0 million represented the net assets of the businesses transferred to Fiberweb on demerger. The existing shareholders of BBA Group plc were given shares in Fiberweb plc on a ratio of one share in Fiberweb plc for every four shares held in BBA Group plc. Immediately after the demerger, BBA Group plc changed its name to BBA Aviation plc.

In respect of the current year, the directors propose that a final dividend of 5.0p per share will be paid to shareholders on 18 May 2007. This dividend is subject to approval by shareholders at the Annual General Meeting and in accordance with IAS 10 'Post Balance Sheet Events' has not been included as a liability in these financial statements. The proposed dividend is payable to all shareholders on the Register of Members on 13 April 2007. The total estimated dividend to be paid is £20.6 million.

7. Earnings per share

	Continuing operations 2006 £m	Continuing operations 2005 £m	Continuing and discontinued operations 2006 £m	Continuing and discontinued operations 2005 £m
Earnings				
Basic:				
Earnings				
Profit for the period	49.5	31.2	(10.2)	75.3
Minority interests	(0.1)	(0.2)	(0.1)	(0.2)
Basic earnings attributable to ordinary shareholders	49.4	31.0	(10.3)	75.1
Restructuring costs, amortisation of acquired intangibles and non-recurring items after tax	5.3	15.1	98.2	32.9
Profit after tax on disposal (discontinued operations)	–	–	(16.5)	(21.5)
Adjusted earnings	54.7	46.1	71.4	86.5
Diluted:				
Earnings				
Basic earnings attributable to ordinary shareholders	49.4	31.0	(10.3)	75.1
Diluted earnings attributable to ordinary shareholders	49.4	31.0	(10.3)	75.1
Restructuring costs, amortisation of acquired intangibles and non-recurring items after tax	5.3	15.1	98.2	32.9
Profit after tax on disposal (discontinued operations)	–	–	(16.5)	(21.5)
Adjusted diluted earnings	54.7	46.1	71.4	86.5
Number of shares				
Weighted average number of $29^{16}/_{21}$p (2005: 25p) ordinary shares:				
For basic earnings per share	478.4	471.0	478.4	471.0
Exercise of share options	2.2	4.8	2.2	4.8
For diluted earnings per share	480.6	475.8	480.6	475.8
Earnings per share				
Basic:				
Adjusted	11.4p	9.8p	14.9p	18.4p
Unadjusted	10.3p	6.6p	(2.2)p	15.9p
Diluted:				
Adjusted	11.4p	9.7p	14.9p	18.2p
Unadjusted	10.3p	6.5p	(2.1)p	15.8p

The 2006 weighted average number of ordinary shares reflects the effect of the 21 for 25 share consolidation which occurred on 17 November 2006.

Adjusted earnings per share is shown calculated on earnings before restructuring costs and non-recurring items because the directors consider that this gives a better indication of underlying performance.

7. Earnings per share continued

From discontinued operations:
Unadjusted basic earnings per share for the discontinued operations is (12.5)p per share (2005: 9.4p per share) and diluted earnings per share for the discontinued operations is (12.4)p per share (2005: 9.3p per share), based on the loss for the year from the discontinued operations of £59.7 million (2005: profit £44.1 million) and the denominators detailed above for both basic and diluted earnings per share.

Adjusted basic earnings per share for discontinued operations is 3.5p per share (2005: 8.6p per share) and diluted earnings per share for discontinued operations is 3.5p per share (2005: 8.5p per share), based on the profit for the year from the discontinued operations before restructuring costs and non-recurring items of £16.7 million (2005: £40.4 million) and the denominators detailed above for both basic and diluted earnings per share.

8. Employees

	2006 number	2005 number
Average monthly number (including Executive Directors)–continuing operations		
By segment		
Flight Support	8,266	7,978
Aftermarket Services & Systems	2,326	2,196
	10,592	10,174
By region		
United Kingdom	2,295	2,161
Mainland Europe	129	82
North America	8,115	7,903
Rest of World	53	28
	10,592	10,174

	£m	£m
Employment costs–continuing operations		
Wages and salaries	230.4	215.0
Social security costs	27.1	25.9
Pension costs	6.5	8.2
	264.0	249.1

The average monthly number of employees of discontinued operations was 3,085 (2005: 3,144). The cost incurred in respect of these employees was £93.9 million (2005: £107.4 million).

9. Intangible assets

	Goodwill 2006 £m	Licences & Other 2006 £m	Total 2006 £m	Goodwill 2005 £m	Licences & Other 2005 £m	Total 2005 £m
Cost						
Beginning of year	429.8	35.3	465.1	370.4	32.5	402.9
Exchange adjustments	(42.8)	(2.2)	(45.0)	31.8	2.2	34.0
Acquisitions	33.8	4.9	38.7	23.4	0.3	23.7
Additions	–	1.1	1.1	–	0.7	0.7
Disposals/demerger of subsidiaries	(108.2)	(6.2)	(114.4)	(1.9)	–	(1.9)
Acquisitions in prior years	1.5	0.5	2.0	6.1	(0.4)	5.7
End of year	314.1	33.4	347.5	429.8	35.3	465.1
Amortisation						
Beginning of year	–	(10.8)	(10.8)	–	(6.8)	(6.8)
Amortisation charge for the year	–	(4.3)	(4.3)	–	(4.0)	(4.0)
Disposals/demerger of subsidiaries	–	3.1	3.1	–	–	–
Acquisitions in prior years	–	(0.5)	(0.5)	–	–	–
End of year	–	(12.5)	(12.5)	–	(10.8)	(10.8)
Impairment						
Beginning of year	–	–	–	–	–	–
Impairment loss recognised in the year	(14.3)	–	(14.3)	–	–	–
Disposals/demerger of subsidiaries	14.3	–	14.3	–	–	–
Impairment balance at end of year	–	–	–	–	–	–
Carrying amount						
End of year	314.1	20.9	335.0	429.8	24.5	454.3

Licences are amortised over the period to which they relate, which is on average 18 years. Other intangible assets are amortised over their estimated useful lives which is on average 10 years. The £1.5 million goodwill on acquisitions in prior years arises as a result of the finalisation of fair value exercises.

Goodwill acquired in a business combination is allocated, at acquisition, to the cash-generating units (CGUs) that are expected to benefit from the business combination. The carrying amount of goodwill had been allocated as follows:

	2006 £m	2005 £m
Flight Support:		
ASIG US	75.3	85.8
Signature US	92.3	99.2
Signature UK	16.5	16.5
Other – (several CGUs)	20.7	19.7
Aftermarket Services & Systems:		
Dallas Airmotive	40.7	46.4
H&S Aviation	10.7	10.7
Ontic Engineering & Manufacturing	21.3	–
Oxford Aviation Services	14.3	14.3
Other – (several CGUs)	22.3	23.9
Materials Technology:		
Veratec	–	55.0
Tecnofibra	–	14.5
Tenotex	–	22.7
Other – (several CGUs)	–	21.1
	314.1	429.8

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next three years and extrapolates cash flows for the following years based on an estimated growth rate of 2.5%. This rate does not exceed the average long-term growth rate for the relevant markets. The rate used to discount the forecast cash flows is 10.6%.

10. Property, plant and equipment

	Land and buildings 2006 £m	Fixtures and equipment 2006 £m	Total 2006 £m	Land and buildings 2005 £m	Fixtures and equipment 2005 £m	Total 2005 £m
Cost or valuation						
Beginning of year	419.4	839.4	1,258.8	367.9	758.5	1,126.4
Exchange adjustments	(38.5)	(53.4)	(91.9)	30.8	45.4	76.2
Transfers (to)/from other asset categories	15.2	(16.3)	(1.1)	-	-	-
Acquisition of businesses	4.4	1.6	6.0	3.1	1.0	4.1
Additions	35.1	58.3	93.4	22.6	56.8	79.4
Disposals	(3.4)	(6.7)	(10.1)	(3.8)	(12.2)	(16.0)
Asset write downs	(6.4)	(100.2)	(106.6)	(1.2)	(10.1)	(11.3)
Disposals/demerger of subsidiaries	(137.6)	(503.6)	(641.2)	-	-	-
End of year	288.2	219.1	507.3	419.4	839.4	1,258.8
Accumulated depreciation and impairment						
Beginning of year	128.1	384.3	512.4	106.4	306.8	413.2
Exchange adjustments	(12.0)	(26.1)	(38.1)	9.9	22.1	32.0
Transfers (to)/from other asset categories	15.2	(15.7)	(0.5)	-	-	-
Depreciation charge for the year	15.0	47.4	62.4	14.6	56.8	71.4
Disposals	(1.3)	(4.4)	(5.7)	(2.7)	(7.0)	(9.7)
Impairments	5.4	20.1	25.5	-	11.5	11.5
Asset write downs	(3.3)	(72.6)	(75.9)	(0.1)	(5.9)	(6.0)
Disposals/demerger of subsidiaries	(52.0)	(237.2)	(289.2)	-	-	-
End of year	95.1	95.8	190.9	128.1	384.3	512.4
Carrying amount						
End of year	193.1	123.3	316.4	291.3	455.1	746.4

	2006 £m	2005 £m
Capital commitments		
Capital expenditure contracted but not provided for	8.6	12.1

The carrying amount of the Group's fixtures and equipment includes an amount of £5.5 million (2005: £15.4 million) in respect of assets held under finance leases.

Where assets have been impaired the recoverable amount has been determined by reference to its value in use, estimated using a discount rate of 10.6%.

11. Investments in associates

	2006 £m	2005 £m
Cost of investment in associates	8.4	13.7
Share of post acquisition profit, net of dividends received	0.4	4.7
	8.8	18.4

The principal investment in associated undertakings is a 15% interest in Lider Signature SA, a company incorporated in Brazil. The Group exercises significant influence by virtue of the fact that it has appointed a member of the Board of Directors.

	2006 £m	2005 £m
Aggregated amounts relating to associates		
Total assets	12.7	40.9
Total liabilities	(3.4)	(13.2)
Net assets	9.3	27.7

	2006 £m	2005 £m
Revenue	20.2	68.3
Profit for the year	1.6	8.0
Group's share of profit for the year	0.8	2.9

Included within the Group's share of profit for the year is £0.4 million (2005: £2.6 million) which is reported within discontinued operations on the face of the Consolidated Income Statement.

12. Inventories

	2006 £m	2005 £m
Raw materials	70.3	106.2
Work-in-progress	27.1	34.1
Finished goods	33.9	93.9
	131.3	234.2

13. Other financial assets

Trade and other receivables

	2006 £m	2005 £m
Trade receivables	121.0	228.0
Other receivables, prepayments and accrued income	50.8	66.2
Trade and other receivables due within one year	171.8	294.2
Trade and other receivables due after one year	28.8	14.2
Receivables due after one year	28.8	14.2
	200.6	308.4

An allowance has been made for estimated irrecoverable amounts from the sale of goods of £3.4 million (2005: £7.1 million). This allowance has been determined by reference to past default experience.

The directors consider that the carrying amount of trade and other receivables approximates their fair value.

Cash and cash equivalents
Cash and cash equivalents comprise cash held by the Group and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates their fair value.

Credit risk
The Group's principal financial assets are bank balances and cash, trade and other receivables, finance lease receivables and investments.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies

The Group's credit risk is primarily attributable to its trade and finance lease receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables. An allowance for impairment is made where there is an identified loss event which, based on previous experience, is evidence of a reduction of the cash flows.

The Group has no significant concentration of credit risk, with exposure spread over a large number of counterparties and customers.

14. Trade and other payables

	2006 £m	2005 £m
Trade payables	72.8	144.8
Other taxation and social security	5.8	7.6
Other payables	47.9	66.2
Accruals and deferred income	59.0	59.7
	185.5	278.3

The directors consider that the carrying amount of trade and other payables approximates their fair value.

15. Obligations under finance leases

	Minimum lease payments 2006 £m	Minimum lease payments 2005 £m	Present value of minimum lease payments 2006 £m	Present value of minimum lease payments 2005 £m
Amounts payable under finance leases:				
Within one year	2.3	5.1	1.0	4.3
In the second to fifth years inclusive	8.1	15.6	3.6	9.2
After five years	32.8	37.2	23.9	28.9
	43.2	57.9	28.5	42.4
Less: future finance charges	(14.7)	(15.5)	N/A	N/A
Present value of lease obligations	28.5	42.4	28.5	42.4
Less: Amount due for settlement within 12 months (shown under current liabilities)			(1.0)	(4.3)
			27.5	38.1

It is the Group's policy to lease certain of its fixtures and equipment under finance leases. The average lease term is six years for equipment and 22 years for FBO leasehold improvements. For the year ended 31 December 2006, the average effective borrowing rate for continuing operations was 6.3% (2005: 4.5%). Interest rates are fixed at the contract date or vary based on prevailing interest rates.

All of the Group's finance lease obligations are denominated in US dollars.

The fair value of the Group's lease obligations approximates their carrying amount.

The Group's obligations under finance leases are secured by the lessors' charges over the leased assets.

16. Operating lease arrangements

The Group as lessee

	2006 £m	2005 £m
Minimum lease payments under operating leases recognised as an expense in the year	37.8	36.5
At the balance sheet date, the Group has outstanding commitments under non-cancellable operating leases, which fall due as follows:		
Within one year	31.2	37.0
In the second to fifth years inclusive	109.0	113.2
After five years	291.9	202.4
	432.1	352.6

Operating lease payments represent amounts payable by the Group for certain of its office properties, plants, FBOs, and equipment. Leases are negotiated for an average term of twelve years for office properties, eight years for plants and warehouses, twenty-five years for FBOs, and five years for equipment. Rentals are generally fixed or adjust based on inflation.

The total future minimum sub-lease payments expected to be received under non-cancellable sub-leases at 31 December 2006 were £38.2 million (2005: £33.9 million).

17. Bank overdraft and loans

	2006 £m	2005 £m
Bank overdrafts	26.0	30.7
Bank loans	470.6	596.6
Loans other than from banks	1.7	1.9
	498.3	629.2
The borrowings are repayable as follows:		
On demand or within one year	27.6	44.0
In the second year	0.2	5.9
In the third to fifth years inclusive	470.2	579.1
After five years	0.3	0.2
	498.3	629.2
Less: Amount due for settlement within 12 months (shown under current liabilities)	(27.6)	(44.0)
Amount due for settlement after 12 months	470.7	585.2

The fair value of the Group's borrowings are not materially different from their carrying values.

The carrying amounts of the Group's borrowings are denominated in the following currencies:

	Sterling £m	US dollar £m	Euro £m	Other £m	Total £m
31 December 2006					
Bank overdrafts	12.6	8.6	4.3	0.5	26.0
Bank loans	241.5	193.8	33.1	2.2	470.6
Loans other than from banks	0.2	1.5	–	-	1.7
	254.3	203.9	37.4	2.7	498.3
31 December 2005					
Bank overdrafts	21.6	6.2	1.7	1.2	30.7
Bank loans	18.0	441.9	111.8	24.9	596.6
Loans other than from banks	0.2	1.3	0.4	–	1.9
	39.8	449.4	113.9	26.1	629.2

The average interest rates on borrowings are as follows:

	2006	2005
Sterling	5.3%	5.4%
US Dollar	5.5%	4.0%
Euros	3.3%	2.6%

All borrowings are arranged at floating rates thus exposing the Group to cash flow interest rate risk. This cash flow interest rate risk is managed by the use of interest rate swaps in accordance with pre-agreed policies and authority limits. As at 31 December 2006 40% of the Group's borrowings are fixed at a weighted average interest rate of 4.5% for a weighted average period of 2.5 years.

Bank overdrafts are repayable on demand. All bank loans are unsecured.

The effective interest rates on borrowings are not materially different from their nominal interest rates.

The Group has one principal bank loan which is a multicurrency revolving credit facility dated 24 August 2004 (as amended) for £550.0 million (2005: £950.0 million) which is due to expire in August 2009 This facility is an unsecured committed bank facility. The facility amount was amended with effect from 1 September 2006 as part of the Fiberweb demerger process.

At 31 December 2006, the Group had available £77.7 million (2005: £374.4 million) of undrawn committed borrowing facilities in respect of which all conditions precedent had been met.

18. Derivative financial instruments

	2006 Fair Values Asset £m	2006 Fair Values Liabilities £m	2005 Fair Values Asset £m	2005 Fair Values Liabilities £m
Cash Flow Hedges:				
Forward foreign exchange contracts	2.3	0.5	1.7	2.1
Interest rate swaps	3.4	0.1	4.4	1.5
Commodity Futures	-	-	-	3.4
	5.7	0.6	6.1	7.0
Analysed as maturing in:				
Less than 1 year	2.0	0.5	1.4	4.7
1-2 years	0.3	-	0.6	0.6
2-5 years	3.4	0.1	4.1	1.7
	5.7	0.6	6.1	7.0
Foreign Exchange Contracts not designated as Cash Flow Hedges:				
Forward foreign exchange contracts	0.7	0.7	2.8	1.7
	0.7	0.7	2.8	1.7
Analysed as maturing in:				
Less than 1 year	0.7	0.7	2.8	1.7
1-2 years	-	-	-	-
2-5 years	-	-	-	-
	0.7	0.7	2.8	1.7
Net Investment Hedges:				
Cross currency swaps	13.4	-	1.8	32.3
Forward foreign exchange contracts	-	-	-	0.6
	13.4	-	1.8	32.9
Analysed as maturing in:				
Less than 1 year	-	-	1.4	0.6
1-2 years	13.4	-	-	-
2-5 years	-	-	0.4	32.3
	13.4	-	1.8	32.9

The fair values of all derivative financial instruments shown in the table above are based on market values of equivalent instruments at the balance sheet date and are held as assets and liabilities within other receivables and other payables.

Currency Risks
The overall policy of the Group is to use currency derivatives to manage the foreign currency risk arising within the underlying businesses. It is the Group's policy not to undertake any speculative currency transactions using derivatives. The Group manages its transactional currency risk by hedging significant currency exposures in accordance with foreign exchange policies that our subsidiaries have in place which have been pre-agreed between Group Treasury and the subsidiary. Each subsidiary with significant foreign exchange exposures has its own pre-agreed foreign exchange policy with each policy individually tailored to the foreign exchange exposure within the relevant subsidiary. Transaction currency risk is managed through the use of spot and forward foreign exchange contracts.

Foreign exchange contracts that are not designated as cash flow hedges are used to hedge foreign currency flows through the BBA Aviation plc Company bank accounts and to ensure that the Group is not exposed to foreign exchange risk through the management of its international cash pooling structure.

As at 31 December 2006, the Group had committed to a notional amount of £306.2 million (2005: £448.8 million) of forward contracts to buy/sell foreign currency.

The fair value of currency derivatives that are designated and effective as cash flow hedges amounting to £1.8 million (2005: £(0.4) million) has been deferred in equity during the year.

An amount of £2.0 million (2005: £2.5 million) has been transferred to the income statement in respect of contracts that matured during the period.

Changes in the fair value of foreign exchange contracts which have not been designated as cash flow hedges amounting to £1.6 million (2005: £1.7 million) have been credited to the income statement in the year.

The Group manages its translational currency risk by hedging between 50% and 85% of overseas net assets through the use of foreign currency denominated loans, forward foreign currency contracts and cross currency swaps.

18. Derivative financial instruments continued

As at 31 December 2006 the Group had committed to a notional amount of £338.0 million (2005: £503.5 million) of cross currency swaps and a notional amount of £nil (2005: £44.4 million) of foreign exchange contracts to hedge part of the overseas net asset position.

The fair value of currency derivatives that are designated and effective as net investment hedges amounting to £13.3 million (2005: £31.1 million) has been deferred in equity.

Interest Rate Risks
The Group's policy with regards to interest rate risk is to use a combination of debt and derivative instruments to fix portions of the exposures for varying periods based upon the debt maturity profile and the expectation of future interest rates.

The majority of the Group's debt and cash balances are based on floating interest rates. The Group uses interest rate swaps to manage its exposure to movements on these floating interest rates.

As at 31 December 2006 the Group had committed to a notional amount of £193.9 million (2005: £337.2 million) of interest rate swaps which are used to hedge the Group's interest rate exposure.

The fair value of interest rate swaps are designated and effective as cash flow hedges and the fair value of £3.5 million (2005: £2.9 million) has been deferred in equity. An amount of £1.7 million (2005: £3.7 million) has been credited to profit or loss in the period.

Commodity Risks
Derivative instruments which were used to manage commodity risk directly relate to the Fiberweb businesses which were demerged from BBA Aviation plc in November 2006. As at 31 December 2006, the Group had no outstanding derivative instruments relating to the management of commodity raw material price exposure.

19. Provisions

	Beginning of year £m	Transferred from payables £m	Exchange rate adjustments £m	Charged in year £m	Utilised in year £m	Disposals/ demerger of subsidiaries £m	End of year £m
Restructuring provisions	7.0	-	(0.2)	10.0	(6.4)	(7.0)	3.4
Discontinued operations	22.7	-	-	0.8	(2.2)	(0.1)	21.2
Environmental provisions	2.6	-	(0.3)	0.1	(0.8)	-	1.6
	32.3	-	(0.5)	10.9	(9.4)	(7.1)	26.2

Restructuring provisions represents costs provided in relation to decisions made at the balance sheet date for reorganisations which are expected to occur within one year of the balance sheet date. The charges to the restructuring provision relate principally to the Fiberweb business including the North American Hygiene restructuring, together with some smaller Aviation restructuring projects. The spend represents costs relating to the Canadian closure and other Fiberweb restructuring projects.

Discontinued operations represents a provision for environmental liabilities relating to businesses that have been disposed of by the Group in prior years. The liabilities have been assessed over a remaining period of 25 years. The provision of £21.2 million is partially offset by expected recoveries from third parties of £13.3 million (2005: £13.3 million), which are included within trade and other receivables due after one year in note 13.

Environmental provisions relate to environmental liabilities within businesses that have been acquired by the Group. The liabilities have an expected life of up to five years.

	2006 £m	2005 £m
Analysed as:		
Current liabilities	3.4	7.0
Non-current liabilities	22.8	25.3
	26.2	32.3

20. Pensions and other post-retirement benefits

The Group operates a number of plans worldwide, of both the funded defined benefit type and the defined contribution type. The normal pension cost for the Group, including early retirement costs, was £10.1 million (2005: £11.6 million) of which £6.1 million (2005: £6.5 million) was in respect of foreign schemes. This includes £5.4 million (2005: £6.0 million) relating to defined contribution schemes. The pension costs are assessed in accordance with the advice of independent qualified actuaries, where practicable, using a variety of methods and assumptions and otherwise, in respect of certain foreign schemes, in accordance with local regulations.

The Group's main UK pension commitments are contained within a final salary defined benefit scheme with assets held in a separate trustee administered fund. Contributions to the scheme are made and the pension cost is assessed using the projected unit method. The latest actuarial valuation of the scheme was as at 31 March 2004.

The Group's foreign pension schemes mainly relate to a number of funded final salary defined benefit pension arrangements in North America. Pension costs have been calculated by independent qualified actuaries, using the projected unit method and assumptions appropriate to the arrangements in place.

The Group also operates a number of plans in North America which principally cover healthcare and life assurance benefits for its retirees. The costs of these other post-retirement benefits are assessed by independent qualified actuaries.

In accordance with IAS 19, and subject to materiality, the latest actuarial valuations of the Group's defined benefit pension schemes and healthcare plan have been reviewed and updated as at 31 December 2006. The following weighted average financial assumptions have been adopted:

	United Kingdom			North America			Rest of World		
p.a. (%)	2006	2005	2004	2006	2005	2004	2006	2005	2004
Discount rate	5.1	4.8	5.3	5.7	5.4	6.0	–	4.2	5.2
Rate of increase to pensionable salaries	4.4	4.4	4.4	4.0	3.9	3.7	–	2.3	2.0
Price inflation	2.9	2.9	2.9	2.8	2.8	2.7	–	2.1	1.0
Rate of increase to pensions in payment	2.9	2.8	2.7	–	–	–	–	1.2	1.0

For the US post retirement medical plan, the immediate trend rate for medical benefits was 7%, which is assumed to reduce by 1% per annum to 5% in 2009 onwards.

The fair value of the assets and liabilities of the schemes at each balance sheet date were:

	United Kingdom			North America			Rest of World			Total		
£m	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
Assets												
Equities	128.8	123.4	119.2	12.0	27.0	25.1	–	0.5	0.3	140.8	150.9	144.6
Government bonds	159.0	162.4	205.9	6.9	18.8	9.5	–	0.1	0.1	165.9	181.3	215.5
Corporate bonds	87.2	78.1	–	1.3	15.6	–	–	–	–	88.5	93.7	–
Property	56.3	45.1	36.1	–	–	–	–	–	–	56.3	45.1	36.1
Insurance policies	8.8	8.8	7.9	–	1.3	17.7	–	–	–	8.8	10.1	25.6
Cash	12.8	19.0	12.8	4.0	–	–	–	–	–	16.8	19.0	12.8
Total fair value of scheme assets	452.9	436.8	381.9	24.2	62.7	52.3	–	0.6	0.4	477.1	500.1	434.6
Present value of defined benefit obligations	464.2	452.2	415.3	34.0	101.5	82.0	–	11.0	7.2	498.2	564.7	504.5
Asset/(liability) recognised on the balance sheet	(11.3)	(15.4)	(33.4)	(9.8)	(38.8)	(29.7)	–	(10.4)	(6.8)	(21.1)	(64.6)	(69.9)

The funding policy for the United Kingdom and majority of the North American schemes is reviewed on a systematic basis in consultation with the independent scheme actuary in order to ensure that the funding contributions from sponsoring employers are appropriate to meet the liabilities of the schemes over the long term.

	United Kingdom		Restated	North America		
Long Term Expected Return on Assets (%)	2006	2005	2004	2006	2005	2004
Equities	8.8	8.8	8.8	8.8	8.3	8.5
Government bonds	4.5	4.0	5.0	4.8	4.4	5.5
Corporate bonds	5.0	4.5	–	5.8	5.1	5.5
Other	7.0	6.5	5.6	4.1	4.0	3.0

20. Pensions and other post-retirement benefits continued

The expected rates of return reflect the Group's best estimate of the investment returns (net of tax and expenses) that will be earned on each asset class over the long-term. The long term rates of return on bonds and other investments are set in line with market yields available at the balance sheet date. The long term rate of return on equities is derived from considering current "risk free" rates of return with the addition of a future "risk premium". The overall expected return on assets in the analysis of the income statement is based on weighted average returns using the above rates for each asset class, and taking into account the asset allocation in each plan.

	United Kingdom		North America		Rest of World		Total	
£m	2006	2005	2006	2005	2006	2005	2006	2005
Analysis of income statement charge								
Current service cost	4.7	4.7	0.6	0.8	0.7	0.9	6.0	6.4
Past service cost	–	0.1	–	–	–	–	–	0.1
Interest cost	21.2	21.8	4.7	5.0	0.3	0.3	26.2	27.1
Expected return on assets	(24.6)	(23.8)	(3.5)	(3.7)	–	–	(28.1)	(27.5)
Gain due to settlements/curtailments and terminations	(1.6)	–	0.3	(0.8)	–	–	(1.3)	(0.8)
Expense recognised in income statement	(0.3)	2.8	2.1	1.3	1.0	1.2	2.8	5.3

Current and past service costs have been recognised in the income statement within administrative expenses. Net interest income has been recognised within investment income. Settlement losses have been recognised within other operating expenses and curtailment gains have been recognised within other operating income.

	United Kingdom		North America		Rest of World		Total	
£m	2006	2005	2006	2005	2006	2005	2006	2005
Changes to the present value of the defined benefit obligation during the year								
Defined benefit obligation at beginning of year	452.2	415.3	101.5	82.0	11.0	7.2	564.7	504.5
Current service cost	4.7	4.7	0.6	0.8	0.7	0.9	6.0	6.4
Interest cost	21.2	21.8	4.7	5.0	0.3	0.3	26.2	27.1
Contributions by plan participants	0.9	0.9	0.1	0.1	–	–	1.0	1.0
Actuarial losses on scheme liabilities*	6.8	25.4	1.5	8.6	(0.1)	4.2	8.2	38.2
Net benefits paid out	(20.0)	(16.0)	(7.6)	(4.8)	(0.8)	(0.5)	(28.4)	(21.3)
Past service cost	–	0.1	–	–	–	–	–	0.1
Gains due to settlements and curtailments	(1.6)	–	(8.4)	(1.1)	–	–	(10.0)	(1.1)
Termination benefits	–	–	0.2	0.3	–	–	0.2	0.3
Disposals/demerger of subsidiaries	–	–	(48.8)	–	(10.9)	–	(59.7)	–
Foreign currency exchange rate changes	–	–	(9.8)	10.6	(0.2)	(1.1)	(10.0)	9.5
Defined benefit obligation at end of year	464.2	452.2	34.0	101.5	–	11.0	498.2	564.7

*Includes changes to the actuarial assumptions

	United Kingdom		North America		Rest of World		Total	
£m	2006	2005	2006	2005	2006	2005	2006	2005
Changes to the fair value of scheme assets during the year								
Fair value of scheme assets at beginning of year	436.8	381.9	62.7	52.3	0.6	0.4	500.1	434.6
Expected return on assets	24.6	23.8	3.5	3.7	–	–	28.1	27.5
Actual employer contributions	9.2	8.7	8.9	4.8	0.8	0.6	18.9	14.1
Contributions by plan participants	0.9	0.9	0.1	0.1	–	–	1.0	1.0
Net benefits paid out	(20.0)	(16.0)	(7.6)	(4.8)	(0.8)	(0.5)	(28.4)	(21.3)
Actuarial gains/(losses) on assets	1.4	37.5	1.1	–	0.1	0.1	2.6	37.6
Settlements	–	–	(8.5)	–	–	–	(8.5)	–
Disposals/demerger of subsidiaries	–	–	(30.0)	–	(0.6)	–	(30.6)	–
Foreign currency exchange rate changes (if applicable)	–	–	(6.0)	6.6	(0.1)	–	(6.1)	6.6
Fair value of plan assets at end of year	452.9	436.8	24.2	62.7	–	0.6	477.1	500.1

20. Pensions and other post-retirement benefits continued

£m	United Kingdom 2006	United Kingdom 2005	North America 2006	North America 2005	Rest of World 2006	Rest of World 2005	Total 2006	Total 2005
Actual return on scheme assets	26.0	61.3	4.6	3.7	0.1	0.1	30.7	65.1

£m	United Kingdom 2006	United Kingdom 2005	North America 2006	North America 2005	Rest of World 2006	Rest of World 2005	Total 2006	Total 2005
Analysis of amounts recognised in SoRIE								
Total actuarial gains/(losses) recognised in year	(5.4)	12.1	(0.4)	(8.6)	0.2	(4.1)	(5.6)	(0.6)
Cumulative amount of losses recognised in SoRIE	(8.5)	(3.1)	(12.6)	(12.2)	(3.8)	(4.0)	(24.9)	(19.3)

A 1% increase in assumed medical cost trend rates would increase the aggregate charge in the income statement by £0.4 million and increase the net liability by £5.3 million. A 1% decrease in assumed medical cost trend rates would reduce the aggregate charge in the income statement by £0.3 million and reduce the net liability by £3.9 million.

£m	United Kingdom 2006	2005	2004	2003	North America 2006	2005	2004	2003	Rest of World 2006	2005	2004	2003	Total 2006	2005	2004	2003
History of Asset Values, Defined Benefits Obligation, Surplus/Defecits in Schemes and Experience Gains and Losses																
Fair value of assets	452.9	436.8	381.9	368.9	24.2	62.7	52.3	50.1	–	0.6	0.4	0.3	477.1	500.1	434.6	419.3
Defined benefits obligation	464.2	452.2	415.3	388.0	34.0	101.5	82.0	79.4	–	11.0	7.2	6.7	498.2	564.7	504.5	474.1
Deficit	(11.3)	(15.4)	(33.4)	(19.1)	(9.8)	(38.8)	(29.7)	(29.3)	–	(10.4)	(6.8)	(6.4)	(21.1)	(64.6)	(69.9)	(54.8)
Experience gains on scheme assets	1.4	37.5	5.4	–	1.1	–	1.1	–	0.1	0.1	0.1	–	2.6	37.6	6.6	–
Experience losses on scheme liablities	(0.6)	(0.2)	(9.0)	–	(1.9)	(2.4)	(1.6)	–	0.1	(2.8)	–	–	(2.4)	(5.4)	(10.6)	–

	United Kingdom	North America	Rest of World	Total
Employer contributions for 2007 are estimated to be as follows:	£19.5m	£1.3m	£nil	£20.8m

21. Deferred tax

	Fixed assets £m	Other assets £m	Goodwill & intangibles £m	Tax losses & tax credits £m	Retirement benefits £m	Share based payments £m	Total £m
Beginning of year	(89.2)	16.0	(17.2)	11.1	16.7	3.1	(59.5)
Charged in year	18.7	3.9	(6.7)	(5.3)	–	(2.2)	8.4
Recognised directly in equity	–	–	–	–	0.3	–	0.3
Acquisitions/disposals/demerger of subsidiaries	43.8	(1.3)	2.7	(1.5)	(11.7)	–	32.0
Exchange adjustments	5.1	(2.2)	2.6	(0.9)	(1.5)	–	3.1
End of year	(21.6)	16.4	(18.6)	3.4	3.8	0.9	(15.7)

Certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes.

	2006 £m	2005 £m
Deferred tax liabilities	(15.7)	(59.5)
Deferred tax assets	–	–
	(15.7)	(59.5)

At the balance sheet date, the Group has unrecognised deferred tax assets relating to tax losses and other temporary differences of £10.1 million (2005: £35.5 million) available for offset against future profits. These assets have not been recognised as the precise incidence of future profits in the relevant countries and legal entities can not be accurately predicted at this time. Included in the unrecognised deferred tax asset is £1.0 million (2005: £0.6 million) which relates to losses which will expire in 2007. Other losses may be carried forward indefinitely under current tax legislation.

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was £13.6 million (2005: £16.2 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Temporary differences arising in connection with interests in associates and joint ventures are insignificant.

22. Share capital and reserves

Share Capital	Alloted, called up and fully paid 2006 millions	Alloted, called up and fully paid 2005 millions	Authorised 2006 millions	Authorised 2005 millions
Number of shares				
Ordinary 29[9]/[21]p (2005: 25p) shares	411.7	486.6	504.0	600.0
5% Cumulative preference £1 shares	0.2	0.2	0.2	0.2
6.75% Cumulative redeemable convertible preference £1 shares	–	–	95.0	95.0
Nominal value of shares	£m	£m	£m	£m
Equity shares				
Ordinary 29[9]/[21]p (2005: 25p) shares	122.5	121.6	126.0	150.0
Non-equity shares				
5% Cumulative preference £1 shares	0.2	0.2	0.2	0.2
6.75% Cumulative redeemable convertible preference £1 shares	–	–	95.0	95.0
	–	–	95.2	95.2
	122.7	121.8	221.2	245.2

Issue of share capital

During the period to 16 November a total of 3,171,915 ordinary 25p shares were issued under the BBA Group share option schemes. On 17 November 2006, following the demerger of Fiberweb, a 21 for 25 share consolidation resulted in the reduction of the number of shares issued to 411,399,660. During the remaining period to 31 December 2006 325,423 ordinary 29[9]/[21]p shares were issued under the BBA Aviation share option schemes. The consideration for shares issued in respect of share options was £5.8 million.

Notes to the Consolidated Financial Statements

22. Share capital and reserves continued

	2006 £m	2005 £m
Reserves attributable to equity interests		
Share premium account		
Beginning of year	340.2	285.3
Premium on shares issued	4.9	54.9
End of year	345.1	340.2
Other reserves		
Beginning and end of year	3.9	3.9
Treasury reserve		
Beginning of year	(0.6)	(7.4)
Issue of own shares	0.1	6.8
Purchase of own shares	(0.9)	–
End of year	(1.4)	(0.6)
Capital reserve		
Beginning of year	15.8	15.2
Credit to equity for equity settled share based payments	0.4	0.6
Transfer to retained earnings on exercise of equity settled share based payments	(0.7)	–
End of year	15.5	15.8
Hedging reserve		
Beginning of year	(0.9)	–
Effects of changes in accounting policy	–	1.8
Increase/(decrease) in fair value of cash flow hedging derivatives	5.7	(0.2)
Transfer to income	0.3	(2.5)
End of year	5.1	(0.9)
Translation reserve		
Beginning of year	(0.6)	(19.8)
Exchange differences on translation of foreign operations	(36.6)	19.2
Exchange differences recycled on disposal/demerger of subsidiaries	4.4	–
End of year	(32.8)	(0.6)
Total other	(9.7)	17.6
Retained earnings		
Beginning of year	256.4	225.0
Effects of changes in accounting policy (restated. see note 24)	–	(17.2)
Conversion of preference shares (restated: see note 24)	–	17.9
Transfer from capital reserve on exercise of equity settled share based payments	0.7	–
Deferred tax on items taken directly to reserves	0.3	10.4
Actuarial losses	(5.6)	(0.6)
Dividends paid	(57.7)	(53.0)
Dividend in specie	(320.0)	–
Loss on release of ESOP shares	–	(1.2)
(Loss)/profit for the year	(10.3)	75.1
	(136.2)	256.4

At 31 December 2006 303,889 ordinary $29^{16}/_{21}$p shares with a nominal value of £9,044 and with a market value of £831,136 were held in The BBA Employee Benefit Trust, a trust set up in 2006. Halifax EES Trustees International Limited, the trustees of The BBA Employee Benefit Trust, has agreed to waive its dividend entitlement in certain circumstances. At 31 December 2005 3,986 ordinary 25p shares with a nominal value of £996 and with a market value of £12,277 were held in the BBA Group Employee Share Trust which held no shares at 31 December 2006.

Rights of non-equity interests
5% Cumulative preference £1 shares:
i. entitle holders, in priority to holders of all other classes of shares, to a fixed cumulative preferential dividend at a rate of 5.0% per annum per share payable half yearly in equal amounts on 1 February and 1 August.

ii. on a return of capital on a winding up, or otherwise, will carry the right to repayment of capital together with a premium of 12.5p per share and a sum equal to any arrears or deficiency of dividend; this right is in priority to the rights of the ordinary shareholders.

iii. carry the right to attend and vote at a general meeting of the Company only if, at the date of the notice convening the meeting, payment of the dividend to which they are entitled is six months or more in arrears, or if a resolution is to be considered at the meeting for winding-up the Company or reducing its share capital or sanctioning the sale of the undertakings of the Company or varying or abrogating any of the special rights attaching to them.

22. Share capital and reserves continued

Rights of equity interests
$29^{16}/_{21}$p Ordinary shares:
i. carry no right to fixed income.

ii. on a return of capital on a winding up, or otherwise, will carry the right to a repayment of capital; this right is subordinate to the rights of the preference shareholders.

iii. carry the right to attend and vote at a meeting of the Company

23. Share-based payments

Equity-settled share option scheme
The Group plan provides for a grant price equal to the average of the middle market price of a BBA Aviation ordinary share up to five dealing days prior to the date of grant. The vesting period is generally three years. If the options remain unexercised after a period of 10 years from the date of grant, the options expire. Furthermore, options are forfeited if the employee leaves the Group before the options vest.

Details of the share options outstanding during the year are as follows:

	2006 Number of share options	2006 Weighted average exercise price	2005 Number of share options	2005 Weighted average exercise price
Outstanding at the beginning of the year	26,800,344	224p	25,453,491	239p
Granted during the year	2,660,200	288p	9,057,089	199p
Exercised during the year	(5,892,492)	163p	(5,283,726)	235p
Expired during the year	(7,351,656)	187p	(2,426,510)	258p
Outstanding at the end of the year	16,216,396	275p	26,800,344	224p
Exercisable at the end of the year	6,723,623	263p	5,230,022	334p

The weighted average share price at the date of exercise for share options exercised during the period was 271p. The options outstanding at 31 December 2006 had a weighted average remaining contractual life of 80 months, and an exercise price range of £1.53 to £4.85. The weighted average fair value of options granted in the year was 170p.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted and calculated using the valuation technique most appropriate to each type of award. These include Black-Scholes calculations and Monte Carlo simulations. The inputs into the models were as follows:

	Issued in March 2003	2006 Others	Issued in March 2003	2005 Others
Weighted average share price (pence)	153	280	153	290
Weighted average exercise price (pence)	153	281	153	224
Expected volatility (%)	14.3%	20.1%	14.5%	12.8%
Expected life (months)	14	26	6	33
Risk-free rate (%)	4.0%	4.6%	4.0%	4.2%
Expected dividends (%)	4.8%	3.4%	3.8%	3.8%

Expected volatility was determined by calculating the historical volatility of the Group's share price over the period of time equivalent to the remaining contractual life of the option. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

The Group recognised total expenses of £0.4 million (2005: £0.6 million) related to equity-settled share-based payment transactions during the year.

Cash-settled share-based payments
The Group issues to certain employees share appreciation rights (SARs) that require the Group to pay the intrinsic value of the SAR to the employee at the date of exercise. The fair value of the SARs is determined using the valuation technique most appropriate to each type of award. These include Black-Scholes calculations and Monte Carlo simulations and use the assumptions noted in the above table. The Group has recorded liabilities of £2.2 million (2005: £7.6 million) and a total credit of £2.8 million (2005: charge £4.1 million). The total intrinsic value of vested SARs at 31 December 2006 was £0.1 million (2005: £0.2 million).

Other share-based payment plan
The Company's savings – related share option scheme is open to all eligible UK employees. Options are granted at a price equal to the average three day middle market price of a BBA Aviation ordinary share prior to the date of grant, less 20%. Options are granted under three or five year SAYE contracts. The maximum overall employee contribution is £250 per month. Pursuant to this plan, the Group issued 703,040 ordinary shares in 2006 (2005: 24,772 shares).

Notes to the Consolidated Financial Statements

24. Reconciliation of movements in total shareholders' equity

	2006 £m	2005 £m
Total recognised income and expense for the period	(41.7)	101.6
Equity dividends paid	(57.7)	(53.0)
Dividend in specie	(320.0)	-
Conversion of preference shares (restated)	-	53.5
Credit to equity for equity settled share based payments	0.4	0.6
Movement in minority interests	0.4	-
Movement on treasury shares	(0.8)	5.6
Issue of shares	5.8	7.7
Net movement in total shareholders' equity for the period	(413.6)	116.0
Change of accounting policy on adoption of IAS 32/39 (restated)	-	(51.2)
Total shareholders' equity at beginning of period	736.1	671.3
Total shareholders' equity at end of period	322.5	736.1

The 2005 comparative results in respect of the effect of the change in accounting policy of IAS 32 and the conversion of preference shares have been amended to reflect the Group's revised presentation of movements on the 6.75 per cent cumulative redeemable preference shares that were converted in the year ended 31 December 2005. This revised presentation reflects the requirements of IAS 1 "Presentation of Financial Statements" as adopted in practice.

25. Cash flow from operating activities

	2006 £m	2005 £m
Operating profit from continuing operations	94.8	59.2
Operating (loss)/profit from discontinued operations	(97.9)	24.0
Share of profit from associates	(0.8)	(2.8)
Profit from operations	(3.9)	80.4
Depreciation of property, plant & equipment	62.4	71.4
Amortisation of intangible assets	4.3	4.0
Profit on sale of property, plant & equipment	(1.4)	(0.2)
Increase in provisions	1.5	1.8
Pension scheme payments	(14.3)	(7.6)
Non-cash impairments	70.5	11.5
Other non-cash items	-	8.3
Operating cash flows before movements in working capital	119.1	169.6
Decrease in working capital	9.2	14.1
Cash generated by operations	128.3	183.7
Income taxes paid	(9.5)	(9.7)
Net cash flow from operating activities	118.8	174.0
Analysed as:		
Net cash flow for continuing operations	122.1	99.3
Net cash flow for discontinued operations	(3.3)	74.7
	118.8	174.0
Dividends received from associates	0.3	0.4
Purchase of property, plant and equipment	(90.7)	(72.6)
Purchase of intangible assets	(1.1)	(0.7)
Proceeds from disposal of property, plant and equipment	5.9	3.3
Interest received	41.9	36.4
Interest paid	(69.9)	(50.6)
Interest element of finance leases paid	(2.1)	(2.0)
Preference dividends paid	-	(1.9)
Free cash flow	3.1	86.3
Analysed as:		
Free cash inflow from continuing operations	48.1	45.0
Free cash (outflow)/inflow from discontinued operations	(45.0)	41.3
	3.1	86.3

Share of profit from associates above includes discontinued operations which are included within profit after tax from discontinued operations on the face of the income statement.

During the year, discontinued operations contributed £(3.3) million (2005: £74.7 million) to the Group's net operating cash flows, paid £43.8 million (2005: £33.0 million) in respect of investing activities and paid £7.2 million (2005: £20.0 million) in respect of financing activities. In addition, on demerger Fiberweb assumed £173.1million of Group net debt.

Non-cash transactions

Additions to fixtures and equipment during the year amounting to £nil (2005: £3.3 million) were financed by new finance leases.

Notes to the Consolidated Financial Statements

26. Disposal of a subsidiary

Fiberweb

As referred to in note 5, on 17 November 2006 the Group demerged Fiberweb

The net assets of Fiberweb at the date of demerger and at 31 December 2005 were as follows:

	17 November 2006 £m	2005 £m
Intangible assets	97.3	116.5
Property, plant and equipment	343.4	405.2
Investments in associates	9.0	8.5
Inventories	82.3	88.3
Trade and other receivables	105.4	109.6
Cash and cash equivalents	36.5	27.1
Tax recoverable	-	1.0
Trade and other payables	(83.3)	(87.7)
Tax liabilities	(1.8)	(2.8)
Bank overdrafts and loans	(202.8)	(21.5)
Provisions	(7.1)	(5.5)
Obligations under finance leases	(6.8)	(8.9)
Retirement benefit obligations	(24.8)	(32.3)
Deferred tax liability	(31.7)	(34.0)
	315.6	563.5
Foreign exchange recycled on demerger	4.4	
	320.0	
Satisfied by:		
Dividend in specie	320.0	
Net cash inflow arising on disposal:		
Cash consideration received	-	
Bank overdrafts, loans and cash and cash equivalents disposed of on demerger	173.1	
	173.1	

The impact of Fiberweb on the Group's results and cash flows in the current and prior periods is disclosed in note 5.

Becorit

As referred to in note 5, on 1 December 2006 the Group disposed of its interest in Becorit GmbH.

The net assets of Becorit at the date of disposal and at 31 December 2005 were as follows:

	1 December 2006 £m	2005 £m
Property, plant and equipment	7.8	8.4
Inventories	2.5	2.9
Trade and other receivables	2.5	1.9
Cash and cash equivalents	1.0	0.4
Deferred tax assets	2.2	2.2
Trade and other payables	(1.7)	(1.6)
Retirement benefit obligations	(4.3)	(4.1)
	10.0	10.1
Other effects (1)	1.3	
Gain on disposal	16.5	
Total consideration	27.8	
Satisfied by:		
Cash	27.8	
Deferred consideration	-	
	27.8	
Net cash inflow arising on disposal:		
Cash consideration received	27.8	
Cash and cash equivalents disposed of	(1.0)	
	26.8	

Note: (1) Other effects include costs of disposal, tax and the recycling of foreign currency translation on disposal.

The impact of Becorit on the Group's results and cash flows in the current and prior periods is disclosed in note 5.

27. Acquisition of subsidiary undertakings

The Group made a number of acquisitions during the year which are detailed in the Directors' Report on page 36. The directors have performed an exercise to establish the provisional fair value of the assets and liabilities of these acquisitions. The net assets acquired and the goodwill arising on these acquisitions are as set out below:

	Book value £m	Revaluations £m	Adjustments to align accounting policies £m	Provisional fair value to BBA Aviation £m
Intangible assets	4.3	1.2	-	5.5
Property, plant and equipment	6.6	(0.1)	-	6.5
Inventories	9.2	0.4	-	9.6
Receivables	5.1	-	(0.1)	5.0
Payables	(5.8)	-	(0.3)	(6.1)
Taxation	(0.2)	-	-	(0.2)
Net borrowings	(0.5)	-	-	(0.5)
Net assets/(liabilities)	18.7	1.5	(0.4)	19.8
Goodwill				35.9
Excess of fair value of net assets acquired recognised in other operating income				(0.9)
Total consideration (including deferred consideration)				54.8
Consideration paid prior to 2006				(0.6)
Deferred consideration				(1.5)
Net cash consideration paid in 2006				52.7

The fair values set out above are provisional and may be subject to amendment on finalisation of the fair value exercises.

In the period since acquisition to 31 December 2006 or the point of disposal/demerger where applicable, the revenue from acquisitions was £36.1 million and profit for the year was £6.2 million.

The acquisitions noted above contributed £6.1 million to the Group's net operating cash flows, paid £2.0 million in respect of net returns on investment and servicing of finance, paid £nil in respect of taxation, paid £0.1 million in respect of capital expenditure and utilised £nil for investing activities.

If the acquisitions had been completed on 1 January 2006, total revenue for the period from acquisitions would have been £44.5 million, and profit for the year would have been £7.9 million.

The goodwill arising on these acquisitions is attributable to the anticipated profitability arising from the expansion of the Group's FBO network, the integration of new products into our Component Repair and Overhaul portfolio, together with anticipated future operating synergies.

28. Contingent assets and liabilities

The Group is party to legal proceedings and claims which arise in the normal course of business, including specific product liability and environmental claims in BBA Nonwovens North America and BBA Aviation respectively. Any liabilities are likely to be mitigated by legal defences, insurance, reserves and third party indemnities.

Additionally, the Group has previously owned businesses that manufactured products containing asbestos. No BBA company has manufactured or sold any products or materials containing asbestos for many years. A small number of former BBA companies have been named as defendants to asbestos related claims. When these companies were sold, BBA retained certain obligations to indemnify the purchasers against such claims. Notwithstanding such indemnity arrangements, the costs incurred by BBA in dealing with claims made against these former BBA companies have been immaterial to BBA. During the period 1989 to 31 December 2006, BBA's costs of defending and disposing of all asbestos related claims, net of insurance coverage, were approximately £4.7 million. BBA maintains a portfolio of insurance coverage in respect of the majority of such claims, including legal defence costs and liability cover. State operated compensation programmes have also provided coverage. On the basis of its past claims experience, BBA does not anticipate any material increase in the cost to it of resolving such claims.

The directors do not currently anticipate that the outcome of the proceedings and claims set out above either individually, or in aggregate, will have a material adverse effect upon the Group's financial position.

Following the authorisation of the US Department of Transport to provide reimbursement of up to £8 million to fixed-based general aviation operators and others at five metropolitan Washington DC area airports and the issue of the proposed rules of eligibility for reimbursement in October 2006, management consider that the receipt in 2007 of compensation following the closure of Washington Reagan National Airport in 2001 is probable. Whilst we believe that a significant proportion of the £8 million compensation should be due to BBA as our base at Washington Reagan took the majority of business aviation traffic in the Washington DC area, it is not practicable to estimate accurately a specific amount.

29. Events after the balance sheet date

On 2 February 2007 the Group acquired the assets of Commercial Aircraft Products LLP. Exercises to establish the fair value of the assets and liabilities of these acquisitions have not yet been performed. The provisional net assets acquired and the goodwill arising on this acquisition are as set out below:

	Book value £m	Revaluations £m	Adjustments to align accounting policies £m	Provisional fair value to BBA Aviation £m
Property, plant and equipment	0.8	-	(0.1)	0.7
Inventories	0.7	-	(0.1)	0.6
Receivables	0.4	-	-	0.4
Payables	(0.1)	-	(0.2)	(0.3)
Net assets/(liabilities)	1.8	-	(0.4)	1.4
Goodwill				3.2
Total consideration				4.6
Deferred consideration				(1.7)
Net cash consideration paid in 2007				2.9

The goodwill arising on this acquisition is attributable to the anticipated profitability arising from the integration of new products into our Landing Gear and Hydraulics portfolio together with anticipated future operating synergies from the combination.

Due to the proximity of the acquisition to the reporting date, it is not practicable to estimate accurately the impact of the acquisition on results for the current year.

30. Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are detailed below.

Compensation of key management personnel
The remuneration of directors and other members of key management during the year was as follows:

	2006 £m	2005 £m
Short-term benefits	4.6	3.2
Post-employment benefits	0.5	0.8
Termination benefits	0.8	0.3
Share-based payments	(0.5)	1.6
	5.4	5.9

Post-employment benefits include contributions of £0.3 million (2005: £0.3 million) in relation to defined contribution schemes.

The remuneration of directors and key executives is determined by the Remuneration Committee having regard to the performance of individuals and market trends.

Other related party transactions
During the year a subsidiary provided services to a company controlled by a person who is a close family member of Roberto Quarta, a director of BBA Aviation plc in 2006. These were provided in the ordinary course of business and on an arms length basis and amounted to £9,434 (2005: £17,389). At 31 December 2006 £nil remained unpaid (2005: £nil).

Independent Auditors' Report

Independent Auditors' Report to the members of BBA Aviation plc
We have audited the parent company financial statements of BBA Aviation plc for the year ended 31 December 2006 which comprise the balance sheet, the statement of accounting policies and the related notes 1 to 12. These parent company financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the consolidated financial statements of BBA Aviation plc for the year ended 31 December 2006 and on the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report, the directors' remuneration report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of directors' responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the directors' report is consistent with the parent company financial statements.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the other information contained in the annual report as described in the contents section and consider whether it is consistent with the audited parent company financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any further information outside the annual report.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements.

Opinion
In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 December 2006;
- the parent company financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the parent company financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
26 February 2007

Company Balance Sheet

At 31 December 2006	Notes	2006 £m	2005 £m
Fixed assets			
Intangible assets		–	0.1
Tangible assets			
Land and buildings	3	0.2	0.2
Plant and machinery	3	0.2	3.8
Investments	4	1,818.6	1,549.9
		1,819.0	1,554.0
Current assets			
Debtors due after one year	5	13.4	1.1
Debtors due within one year	5	884.9	1,235.6
Cash at bank and in hand		62.4	52.1
		960.7	1,288.8
Current liabilities			
Creditors: amounts falling due within one year			
Borrowings and finance leases	6	(6.9)	(8.0)
Others	6	(1,167.8)	(1,456.5)
Net current liabilities		(214.0)	(175.7)
Total assets less current liabilities		1,605.0	1,378.3
Long-term liabilities			
Creditors: amounts falling due after more than one year			
Borrowings and finance leases	7	(468.0)	(575.8)
Others	8	(0.1)	(32.2)
Provisions for liabilities and charges		–	(0.1)
Total net assets		1,136.9	770.2
Capital and reserves			
Called up share capital	10	122.5	121.6
Share premium account	10	345.1	340.2
Revaluation reserve	10	3.5	3.5
Other	10	249.4	250.1
Profit and loss account	10	416.4	54.8
Equity shareholders' funds		1,136.9	770.2

These financial statements were approved by the Board of Directors on 26 February 2007 and signed on its behalf by

Michael Harper Executive Chairman

Andrew Wood Group Finance Director

In accordance with the exemptions permitted by s230 of the Companies Act 1985, the profit and loss account of the Company has not been presented. The profit for the financial year in the accounts of the Company, after dividends from subsidiary undertakings, amounted to £693.6 million (2005: £59.0 million).

The Company audit fee is included within the Group audit fee in the current and prior year and cannot be separately identified.

The accompanying notes are an integral part of these balance sheets.

Accounting Policies

Basis of Accounting
The financial statements have been prepared using the historical cost convention adjusted for the revaluation of certain fixed assets and in accordance with applicable United Kingdom accounting standards.

The principal accounting policies are set out below. They have all been applied consistently throughout the year and preceding year.

The Company has taken advantage of the exemption contained in FRS 1 "Cash Flow Statements" and has not produced a cash flow statement.

The Company has taken advantage of the exemption contained in FRS 8 "Related Party Transactions" and has not reported transactions with fellow Group undertakings.

Investments
In the Company's financial statements, investments in subsidiary and associated undertakings are stated at cost less provision for impairment.

Treasury
Transactions in foreign currencies are translated into Sterling at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are recorded at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of transaction is recognised in the income statement.

Derivative financial instruments utilised by the Group comprise interest rates swaps, cross currency or basis swaps and foreign exchange contracts. All such instruments are used for hedging purposes to manage the risk profile of an underlying exposure of the Group in line with the Group's risk management policies. All derivative instruments are recorded on the balance sheet at fair value. Recognition of gains or losses on derivative instruments depends on whether the instrument is designated as a hedge and the type of exposure it is designed to hedge.

The effective portion of gains or losses on cash flow hedges are deferred in equity until the impact from the hedged item is recognised in the income statement. The ineffective portion of such gains and losses is recognised in the income statement immediately.

Gains or losses on the qualifying part of net investment hedges are recognised in equity together with the gains and losses on the underlying net investment. The ineffective portion of such gains and losses is recognised in the income statement immediately.

Changes in the fair value of the derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Pensions and other Post-Retirement Benefits
The Company provides pension arrangements to majority of full time employees through the company's defined benefit scheme. It is not possible to identify the share of underlying assets and liabilities in this scheme which is attributable to the Company on a consistent and reasonable basis. Therefore the Company has applied the provisions in FRS17 to account for the scheme as if it was a defined contribution scheme.

The costs of pension plans and other post-retirement benefits are charged to the profit and loss account so as to spread the costs over employees' working lives within the Company. The contribution levels are determined by valuations undertaken by independent qualified actuaries.

Share-Based Payments
The company operates a number of cash and equity-settled share-based compensation plans. The fair value of the compensation is recognised in the income statement as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted and calculated using the valuation technique most appropriate to each type of award. These include Black-Scholes calculations and Monte Carlo simulations. For cash-settled options, the fair value of the option is revisited at each balance sheet date. For both cash and equity-settled options, the company revises its estimates of the number of options that are expected to become exercisable at each balance sheet date.

Tangible Fixed Assets
Plant and machinery, with the exception of tooling and motor vehicles, was professionally valued at 31 December 1988 on an existing use basis. Additions after that date are stated in the balance sheet at cost. Land and buildings are stated at cost or valuation (performed in 1988). Other tangible fixed assets are stated in the balance sheet at cost. Depreciation is provided on the cost or valuation of tangible fixed assets less estimated residual value and is calculated on a straight line basis over the following estimated useful lives of the assets:

Land	not depreciated
Buildings	40 years maximum
Plant and machinery (including essential commissioning costs)	3 – 18 years

Tooling, vehicles, computer and office equipment are categorised within plant and machinery in note 3 of the accounts.

The revaluation reserve consists of the surpluses on the revaluation of land and buildings to their market value for existing use and on the revaluation of plant and machinery to net current replacement cost. The directors are not aware of any material change to the value of these assets since the last revaluation.

Leases
Where assets are financed by lease agreements that give rights similar to ownership (finance leases), the assets are treated as if they had been purchased and the leasing commitments are shown as obligations to the lessors. The capitalisation values of the assets are written off on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital payments outstanding.

For all other leases (operating leases) the rental payments are charged to the profit and loss account on a straight line basis over the lives of the leases.

Taxation
The charge for taxation is based on the profit for the year and takes into account taxation deferred due to timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is provided in full on all liabilities. In accordance with FRS 19, deferred tax assets are recognised to the extent it is regarded that it is more likely than not that they will be recovered. Deferred tax assets and liabilities have not been discounted.

Deferred tax is not provided on timing differences arising from the sale or revaluation of fixed assets unless, at the balance sheet date, a binding commitment to sell the asset has been entered into and it is unlikely that any gain will qualify for rollover relief.

Notes to the Company Financial Statements

1. Dividends

On 22 May 2006, the 2005 final dividend of 8.30p per share (total dividend £40.6 million) was paid to shareholders. In May 2005, the 2004 final dividend paid was 7.95p per share (total dividend £36.0 million).

On 3 November 2006, the 2006 interim dividend of 3.50p per share (total dividend £17.1 million) was paid to shareholders. In November 2005, the 2005 interim dividend paid was 3.50p per share (total dividend £17.0 million).

On the demerger of Fiberweb on 17 November 2006, a dividend was declared which was satisfied by the issue of shares in Fiberweb plc – a dividend in specie. The dividend in specie of £275.0 million represented the Company's investment in Fiberweb transferred to Fiberweb on demerger and debt owed by Fiberweb forgiven on demerger. The existing shareholders of BBA Group plc were given shares in Fiberweb plc on a ratio of one share in Fiberweb plc for every four shares held in BBA Group plc. Immediately after the demerger BBA Group plc changed its name to BBA Aviation plc.

In respect of the current year, the directors propose that a final dividend of 5.0p per share will be paid to shareholders on 18 May 2007. This dividend is subject to approval by shareholders at the Annual General Meeting and in accordance with FRS 21 "Events after the Balance Sheet Date" has not been included as a liability in these financial statements. The proposed dividend is payable to all shareholders on the Register of Members on 13 April 2007. The total estimated dividend to be paid is £20.6 million.

2. Directors

Emoluments and interests

Details of Directors' emoluments and interests are provided within the Directors' Remuneration Report on pages 47 to 58.

	2006 Number	2005 Number
Employees		
Average monthly number (including Executive Directors)	33	37

	£m	£m
Employment costs		
Wages and Salaries	6.4	4.0
Social security costs	0.9	0.6
Pension costs	0.5	0.4
	7.8	5.0

3. Tangible fixed assets

	Land and buildings £m	Plant and machinery £m
Cost or valuation		
Beginning of year	0.4	5.7
Additions	0.2	–
Disposals	(0.2)	(4.3)
Asset write downs	–	(0.6)
End of year	0.4	0.8
Accumulated depreciation		
Beginning of year	0.2	1.9
Provided during the year	–	0.2
Disposals	–	(0.9)
Asset write downs	–	(0.6)
End of year	0.2	0.6
Net book value end of year		
Owned assets	–	0.2
Leased assets	0.2	–
	0.2	0.2

	2006 £m	2005 £m
Land and buildings		
Freehold	–	–
Short leasehold	0.2	0.2
	0.2	0.2

4. Fixed asset investments

	2006 £m	2005 £m
Subsidiary undertakings		
Cost of shares		
Beginning of year	1,487.8	1,487.8
Additions	465.9	-
Disposals	(184.2)	-
End of year	1,769.5	1,487.8
Provisions		
Beginning of year	(54.3)	(54.3)
End of year	(54.3)	(54.3)
Net book value end of year	1,715.2	1,433.5
Loans to subsidiary undertakings		
Beginning of year	116.4	116.4
Disposals	(13.0)	-
End of year	103.4	116.4
Total		
Fixed asset investments	1,818.6	1,549.9

5. Debtors

	2006 £m	2005 £m
Trade debtors		
Amounts owed by subsidiary undertakings	868.0	1,218.8
Other debtors, prepayments and accrued income	16.9	16.8
Debtors due within one year	884.9	1,235.6
Other debtors due after one year	13.4	1.1
Debtors due after one year	13.4	1.1
	898.3	1,236.7

6. Creditors: Amounts Falling Due Within One Year

	2006 £m	2005 £m
Borrowings (note 7)		
Bank loans and overdrafts	6.9	8.0
	6.9	8.0
Others		
Amounts owed to subsidiary undertakings	1,139.1	1,434.7
Corporate Tax – United Kingdom	4.9	4.9
Other taxation and social security	0.8	0.2
Other creditors	14.2	5.3
Accruals and deferred income	8.8	11.4
	1,167.8	1,456.5

Creditor days for the Company for the year end were an average of 15 days (2005: 22 days)

7. Borrowings

	2006 £m	2005 £m
Borrowings summary		
Medium-term loans		
Repayable between one and two years	-	-
Repayable between two and five years	468.0	575.8
	468.0	575.8
Short-term		
Overdrafts, borrowings and finance leases repayable within one year	6.9	8.0
Total borrowings and finance leases	474.9	583.8
Cash at bank and in hand	(62.4)	(52.1)
Other liquid assets within other debtors	(13.4)	(1.8)
Other liquid assets within other creditors	0.1	32.3
Net borrowings and finance leases	399.2	562.2
Borrowings analysis:		
Unsecured		
Bank loans and overdrafts		
Sterling	241.1	19.0
US dollar	196.9	433.7
Euro	36.9	104.8
Canadian dollar	-	24.9
Other currencies	-	1.2
Total borrowings and finance leases	474.9	583.6
Cash at bank and in hand	(62.4)	(52.1)
Other liquid assets within other debtors	(13.4)	(1.8)
Other liquid assets within other creditors	0.1	32.3
Net borrowings and finance leases	399.2	562.0

The interest rates on unsecured loans range from 3.9% to 5.9% per annum and repayments are due at varying dates up to 2009.

	2006 £m	2005 £m
Operating Lease Commitments		
Land and buildings		
Within one year	0.2	0.2
One to five years	1.1	1.2
After five years	-	0.1
	1.3	1.5
Contingent liabilities		
Guarantees of subsidiary undertakings' overdrafts or loans and other guarantees	2.4	54.6

Additional detail of contingent liabilities are provided within note 28 to the Consolidated Financial Statements.

Foreign currency contracts
At 31 December 2006, the Group had £306.2 million (2005: £448.8 million) of forward contracts to buy/sell foreign currency.

Notes to the Company Financial Statements

8. Creditors: amounts falling due after more than one year

	2006 £m	2005 £m
Borrowings (note 7)		
Bank loans	468.0	575.8
Others		
Other creditors	0.1	32.2
	468.1	608.0

9. Reconciliation of movements in shareholders' funds

	2006 £m	2005 £m
Profit for the year	693.6	59.0
Equity dividends	(57.7)	(53.0)
Dividend in specie	(275.0)	-
	360.9	6.0
Fair value movements in interest rate cash flow hedges	2.1	9.3
Credit to equity for equity settled shared based payments	0.4	0.6
Movement on treasury shares	(0.8)	5.6
Transfer to profit or loss from equity on interest rate hedges	(1.7)	-
Issue of shares	5.8	7.7
Conversion of preference shares	-	17.9
Net movement in shareholders' funds for the year	366.7	47.1
Change of accounting policy on adoption of FRS25/26	-	(23.8)
Change of accounting policy on adoption of FRS 21	-	35.9
Change of accounting policy on adoption of FRS 20	-	(3.5)
Shareholders' funds at beginning of year	770.2	714.5
Shareholders' funds at end of year	1,136.9	770.2

10. Capital and reserves

Details of Company Share Capital are provided within note 22 to the Consolidated Financial Statements.

	2006 £m	2005 £m
Reserves attributable to equity interests		
Share premium account		
Beginning of year	340.2	285.3
Premium on shares issued	4.9	54.9
End of year	345.1	340.2
Revaluation reserve		
Beginning and end of year	3.5	3.5
Other		
Merger reserve		
Beginning and end of year	99.3	99.3
Capital reserve		
Beginning of year	148.5	147.9
Credit to equity for equity settled share based payments	0.4	0.6
Transfer to retained earnings on exercise of equity settled share based payments	(0.7)	-
End of year	148.2	148.5
Treasury reserve		
Beginning of year	(0.6)	(7.4)
Issue of own shares	0.1	6.8
Purchase of own shares	(0.9)	-
End of year	(1.4)	(0.6)
Hedging reserves		
Beginning of year	2.9	-
Increase in fair value of interest rate cash flow hedges	2.1	9.3
Transfer to income	(1.7)	-
Fair value of interest rate swaps on adoption of FRS 25/26	-	(6.4)
End of year	3.3	2.9
Total other	249.4	250.1
Profit and loss account		
Beginning of year	54.8	49.3
Change in accounting policy	-	0.7
Transfer from capital reserve on exercise of equity settled share based payments	0.7	-
Loss on release of ESOP shares	-	(1.2)
Profit for the period	693.6	59.0
Equity dividends	(57.7)	(53.0)
Dividend in specie	(275.0)	-
End of year	416.4	54.8

At 31 December 2006 303,889 ordinary $29^{16}/_{21}$p shares with a nominal value of £9,044 and with a market value of £831,136 were held in The BBA Employee Benefit Trust, a trust set up in 2006. Halifax EES Trustees International Limited, the trustees of The BBA Employee Benefit Trust, has agreed to waive its dividend entitlement in certain circumstances. At 31 December 2005 3,986 ordinary 25p shares with a nominal value of £996 and with a market value of £12,277 were held in the BBA Group Employee Share Trust which held no shares at 31 December 2006.

11. Share-based payments

Details of share-based payments are provided within note 23 to the Consolidated Financial Statements.

12. Pension and other post-retirement benefits

The company operates a defined benefit pension scheme in the United Kingdom, assets are held in a separate trustee-administered fund. Contributions to the scheme are made and pension cost is assessed using the projected unit method.

Details of the UK Scheme are provided within note 20 to the Consolidated Financial Statements.

Principal Subsidiary Undertakings

The following is a list of the principal subsidiary undertakings of the Group at 31 December 2006, each of which is wholly-owned unless otherwise stated. A complete list of subsidiary and associated undertakings is filed with the Company's Annual Return.

	Country of incorporation and principal operation
Signature Flight Support Paris SA	France
APPH Limited	United Kingdom
APPH Aviation Services Limited	United Kingdom
ASIG Limited	United Kingdom
H+S Aviation Limited*	United Kingdom
Oxford Aviation Services Limited	United Kingdom
Signature Flight Support London Luton Limited	United Kingdom
Signature Flight Support Heathrow Limited	United Kingdom
Signature Flight Support UK Regions Limited	United Kingdom
Aircraft Service International Group Incorporated	USA
Airight Incorporated	USA
Arnoni Aviation Services Incorporated	USA
Barrett Turbine Engine Company	USA
Dallas Airmotive Incorporated	USA
International Governor Services LLC	USA
Ontic Engineering and Manufacturing Incorporated	USA
Signature Flight Support Corporation	USA

*shares held by BBA Aviation plc.

Five Year Summary

	2006 IFRS £m	2005 IFRS £m	2004 IFRS £m	2003 UK GAAP £m	2002 UK GAAP £m
Income Statement					
Revenue	950.1	875.1	1,373.8	1,330.6	1,381.4
Underlying operating profit (continuing operations)*	102.8	83.0	127.1	144.7	155.0
Restructuring costs, amortisation of acquired intangibles and non-recurring items	(8.0)	(23.8)	(28.6)	(12.7)	(15.4)
Goodwill amortisation	–	–	–	(48.1)	(22.7)
Interest (net)	(24.6)	(20.9)	(11.9)	(16.7)	(21.6)
Profit before tax	70.2	38.3	86.6	67.2	95.3
Tax	(20.7)	(7.1)	(22.3)	(26.4)	(21.5)
Profit for the period from continuing operations	49.5	31.2	64.3	40.8	73.8
(Loss)/profit after tax from discontinued operations	(76.2)	22.6	6.4	–	–
Profit/(loss) on disposal of businesses	16.5	21.5	(2.8)	(12.0)	(33.9)
(Loss)/profit for the period	(10.2)	75.3	67.9	28.8	39.9
Minority interests	(0.1)	(0.2)	(0.1)	–	–
Preference dividends	–	–	–	(3.8)	(3.8)
(Loss)/profit attributable to ordinary shareholders	(10.3)	75.1	67.8	25.0	36.1
Earnings per share					
Basic:					
Adjusted	14.9p	18.4p	19.7p	19.7p	20.4p
Unadjusted	(2.2)p	15.9p	14.3p	5.5p	7.9p
Diluted:					
Adjusted	14.9p	18.2p	19.0p	19.6p	20.4p
Unadjusted	(2.1)p	15.8p	14.0p	5.5p	7.9p
Dividends					
Dividends per ordinary share	8.5p	11.8p	11.3p	10.8p	10.5p
Balance sheet					
Employment of capital					
Non-current assets	689.0	1,233.3	1,161.5	1,120.2	1,199.3
Net current assets	199.2	318.6	333.6	293.4	177.2
Total assets less current liabilities	888.2	1,551.9	1,495.1	1,413.6	1,376.5
Non-current liabilities	(527.2)	(692.9)	(697.0)	(617.1)	(529.9)
Provisions for liabilities and charges	(38.5)	(122.9)	(126.8)	(115.9)	(100.8)
	322.5	736.1	671.3	680.6	745.8
Capital employed					
Called up share capital	122.5	121.6	169.0	169.1	171.9
Reserves	199.2	614.2	502.2	511.5	573.9
Shareholders' funds	321.7	735.8	671.2	680.6	745.8
Minority interests	0.8	0.3	0.1	–	–
	322.5	736.1	671.3	680.6	745.8
Capital expenditure	91.8	73.3	56.9	75.0	85.9
Number of employees, end of year	10,757	14,070	13,674	12,311	12,837

* For UK GAAP years this item represents total operating profit from continuing and discontinued operations.
2004 and prior have not been restated to reflect the reclassification of the results of Ecoroit and Fiberweb as discontinued.

Shareholder Information

Analysis of shareholdings

	Number of shareholders	% of total	Number of shares	% of share capital
Size of holding				
Ordinary shareholdings at 31 December 2006				
1–1,000	2,351	42.58	965,652	0.23
1,001–5,000	2,173	39.36	4,755,011	1.15
5,001–10,000	319	5.78	2,186,891	0.53
10,001–50,000	279	5.05	6,362,793	1.55
50,001–100,000	96	1.74	6,859,335	1.67
100,001–upwards	303	5.49	390,595,401	94.87
	5,521	100.00	411,725,083	100.0
Holders				
Individuals	3,819	69.17	25,913,830	6.29
Pension funds	18	0.33	1,773,014	0.43
Nominee and other companies	1,618	29.31	376,588,780	91.47
Others	66	1.20	7,449,459	1.81
	5,521	100.00	411,725,083	100.00

Dividend Reinvestment Plan

The Company offers a Dividend Reinvestment Plan, giving ordinary shareholders the option to buy shares in lieu of a cash dividend. Please contact the Company's registrars for further details.

Share dealing service

A share dealing service is available for UK shareholders from Capita Share Dealing Services to either sell or buy BBA Aviation plc shares. For further information on this service, please contact:
www.capitadeal.com (on-line dealing)
0870 4584577 (telephone dealing)

Individual Savings Accounts

The Company offers a Maxi Individual Savings Account (ISA) through Barclays Stockbrokers Limited for BBA shares and other qualifying shares and cash. In the tax year ending 5 April 2007, the annual subscription allowance is £7,000 of which a maximum of £3,000 can be held as cash. In the tax year beginning 6 April 2007, the annual subscription allowance will be £7,000 of which a maximum of £3,000 can be held in cash. To register and receive an information pack, please call 0845 6013000. Calls are charged at local rates; you can only use this number if you are calling from the UK. For clients' security, calls may be recorded and randomly monitored.

Barclays Stockbrokers is the group name for the business of: Barclays Stockbrokers Limited, a member of the London Stock Exchange and OFEX, Registered No 1986161; Barclays Sharedealing, Registered No 2092410; Barclays Bank Trust Company Limited, Registered No 920880. All companies are authorised and regulated by the Financial Services Authority.

Key dates	Date payable
Financial calendar	
Dividend and interest payments	
Ordinary shares:	
final 2006	18 May
interim 2007	2 November
5% cumulative preference shares	1 February and 1 August

	Date announced
Announcement of Group results	
Half year result	September
Annual results	February
Report and accounts	Posted March

Share price information

The price of the Company's shares is available from the Financial Times Cityline Service. BBA Aviation ordinary shares – telephone: 090 6843 1778. Calls within the UK are charged at 50p per minute.

For the purpose of Capital Gains Tax calculations the base cost of the old BBA Group plc shares held immediately before the demerger on 17 November 2006 has to be apportioned between BBA Aviation plc shares and Fiberweb plc shares. The ratio is BBA Aviation plc shares 84.73%: Fiberweb plc shares 15.27%. This is based on the respective market values on 17 November 2006, determined according to CGT rules at that time, of 281.155p for BBA Aviation plc shares and 170.5p for Fiberweb plc shares. This information is provided as indicative guidance. Any person wishing to calculate their Capital Gains Tax should take their own financial advice from their accountant or other authorized financial adviser and if they are in any doubt about their taxation position they should obtain professional advice.

Registered office

20 Balderton Street, London W1K 6TL
Telephone: 020 7514 3999 Fax: 020 7408 2318
http://www.bbaaviation.com
web enquiries to: info@bbaaviation.com
Registered in England
Company number: 53688

Company registrar

Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA
Telephone: 0870 162 3131
e-mail shareholder.services@capitaregistrars.com
http://www.capitaregistrars.com

Please contact the registrars directly if you wish to advise a change of name, address, dividend mandate or wish to participate in the Dividend Reinvestment Plan.

You can access general shareholder information and personal shareholding details from our registrars' website. Our registrars provide a share portal through which you can view up to date information and manage your shareholding. You can register for this service via www.capitashareportal.com. You will require your unique holder code, which can be found on your share certificate or dividend tax voucher, to register for the share portal service or to access other information from the registrar's website.



As evening sets in, Sandy passes re-fuelling details to the pilot of an outgoing jet, finishing her day as she started: with skill, authority and a commitment to exceptional service.

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BBA Aviation plc
Registered Office
20 Balderton Street, London
W1K 6TL
Tel. +44 (0)20 7514 3999
FAX +44 (0)20 7408 2318

Registered in England
Company number: 53688
www.bbaaviation.com

BBA Aviation

END